Notice of 2020 Annual Meeting of Stockholders and Proxy Statement

01 Proxy summary

10 Proxy summary

01 Strategy

17 Strategy

02 Corporate governance

20 Corporate governance

21 Proposal 1: Election of directors

39 Board and committees

48 Director independence and related person transactions

50 Director compensation

03 Sustainability

53 Sustainability

04 Management committee

57 Management committee

05 Executive compensation

60 Executive compensation

61 Proposal 2: Advisory approval of Mastercard's executive compensation

62 Compensation discussion and analysis

79 Compensation Committee report

80 Summary compensation table

81 All other compensation in 2019

82 Grants of plan-based awards in 2019

83 Outstanding equity awards at 2019 fiscal year end

85 Option exercises and stock vested in 2019

86 Potential payments upon termination or change in control

95 Equity compensation plan information

96 CEO pay ratio disclosure

06 Audit

97
Audit

98
Proposal 3: Ratification of the appointment of independent registered public accounting firm for 2020

98
Audit fees and all other fees

99
Audit Committee report

07 Stock ownership information

102
Stock ownership information

103
Security ownership of certain beneficial owners

103
Security ownership of directors and management

08 About the Annual Meeting and Voting

105
About the Annual Meeting and voting

09 Submission of 2021 proposals and nominations

111
Submission of 2021 proposals and nominations

112
Proposals for inclusion in the proxy statement for the 2021 annual meeting

112
Director nominations for inclusion in the proxy statement for the 2021 annual meeting (proxy access)

112
Other proposals or director nominations to be presented at the 2021 annual meeting

10 Appendix

113
Appendix

114
Appendix: Non-GAAP financial measures and GAAP reconciliations

On December 31, 2020, Rick Haythornthwaite will retire from the Board and will be succeeded by Ajay Banga, who will serve as Executive Chair. Merit Janow will assume the role of lead independent director at that time. On January 1, 2021, Michael Miebach will succeed Mr. Banga as President & CEO of Mastercard. Additional information on the transition plan can be found in the attached Proxy Statement.

April 29, 2020

Dear Fellow Stockholder:

As we write this letter, 2019 feels like a distant memory. Our stellar performance for the year is recorded in the numbers, and we want to thank our people, our partners and you for the continued support and belief in our company.

But now, we are experiencing the extreme circumstances of a global pandemic. Lives, work, trade and economies have been disrupted. It's clear that the world was unprepared for this circumstance. Maybe that's the fault of a collective failure of imagination, maybe it's hubris or maybe just bad planning-but it is certainly hurting us all in ways that are more all-encompassing than recent crises we have seen. One thing is for sure, over the past decades our world has become smaller and more interconnected. This crisis should open all our eyes to this reality and drive us to redouble our efforts on making the whole planet a better place-because what affects one inevitably impacts us all. Inclusive growth and ecological sustainability-in essence, human decency and the values that make us a civilization-have become even more critical for our future and for that of our children.

Our company mission-to connect everyone to opportunities for their own growth-remains unaltered. If anything, this global crisis has pushed us to consider new ways to interpret it and execute against it. These times are very tough in a multitude of ways, but we want you to know that no matter where you are or what challenges you are facing, our hearts go out to you and we are here for you-now and over the long haul.

This situation will eventually pass, and when it does, we all need to be in position to recover quickly. That's why it's so important you understand that Mastercard was built to stay and grow in any environment. Faithful execution of our long-term business strategy over the past 10 years has put us in a position to support our clients and partners through this period of crisis.

We've put in place a number of measures to protect the health and safety of our employees, as well as the continuity of our business. Our core operations and strategy make us stable, while our insight and services capabilities make us adaptable. We stand on the solid foundation of our balance sheet, our liquidity and risk management. And we continue to be enabled by our brand and our wonderful people. The partnerships we've developed with governments and the trust we've grown through commercially-sustainable social impact projects around the world continue to open doors for operating locally in key markets. Our grow, diversify and build strategy has set us up to enable commerce in times like these and beyond, and we intend to continue delivering on that commitment, no matter what.

Powering Choice, Convenience and Security.

At our core, we are a payments technology company. Our goal, however, is more than just to make every device a commerce device, it's to do so in ways that support choice: that means being a one-stop network that supports all kinds of payment types (credit, debit, prepaid and more) for all kinds of users (businesses, individuals, governments and so on) across all kinds of transaction paths (card, ACH and blockchain, to name a few); and doing it all with top-level security and a seamless experience.

In this period of social distancing, commerce is still happening-and digital commerce is becoming even more foundational to how people are living their lives. Where possible, they are ordering essentials online. We're already there for them - both through our support of Secure Remote Commerce's streamlined click to pay guest check out and through our range of security tools and fraud management services. When people have to visit a physical store these days, they want to touch as little as possible. So, we've worked with our partners to increase contactless acceptance and transaction limits, help brick-and-mortar stores build ecommerce capabilities rapidly and spread the availability of instant digital card issuance and tap-on-phone payments.

Making the Digital Economy Work for Everyone, Everywhere.
Diversifying our business means becoming an integral part of the broader commerce experience across multiple touchpoints beyond payments. Doing that means working with all types of customers in all kinds of markets, including governments, and being adaptable to help in all kinds of situations.

The trust, partnerships and programs we've built with all levels of government and non-governmental organizations around the world have put us in a position to move quickly to build and support emergency disbursement programs for a number of them in this time of crisis. As one example, we were able to get our City Key program-a hybrid ID/ payment card that uses Mastercard's existing network of vendor partnerships and prominent prepaid companies to disburse donated resources-up and running for a partner in eight days. For the donations, we brought our Mastercard Donation Platform to the offering so that people could contribute to a relief fund via web, SMS, and social media channels. And we haven't stopped there: we've also brought Mastercard Send to the table as a means for distributing financial assistance nationwide.

This is not philanthropy-this is leveraging every possible capability to deliver commercially-sustainable and scalable social impact with government and private sector partners, which allows our company, our partners and society-at-large to thrive.

Navigating Difficult Times with Security and Insights
Over the years, we've built out new and recurring streams through value-added services based on the understanding that commerce advances best in the presence of two elements: security and insight.

At this moment in time, security and insight may be the factors that determine whether a business recovers or goes under. That's why we've put RiskRecon, a Mastercard company, to work providing free cybersecurity rating assessments to all healthcare organizations worldwide. That's also why we've committed $250 million to support the financial security and vitality of small businesses and their workers. This starts with our cyber threat scans and retail spending insights to help them make better decisions and manage the changes, but also extends further to broader business support and consulting, including helping main street shops pivot to become digital retailers. Our commitment also includes philanthropic capital from the Mastercard Impact Fund, building on its support of community development financial institutions and other financial service providers who unlock access to capital for small businesses, in addition to several other programs and partnerships.

All of this is, again, just another example of how we're building off of key capabilities to offer multifaceted programs to make sure we are meeting needs now, helping the people and organizations who rely on us get through this time, and ensuring they can adapt again to meet needs as they evolve long after this crisis resolves.

Keeping Everyone Connected

What matters most in this difficult time is how we navigate it-not just as a single company with the right balance of finances, services and people, but also as a member of a larger cohort who believe inclusive growth is an imperative for keeping people connected now and ensuring we all come out of this together. That means continuing forward with our normal range of business activities commitments, stepping-up activations to promote contactless payments, support small businesses and more in a time of crisis. That also means, having reached our goal of including 500 million people in the digital economy by 2020, we're doubling down and reaching out to another 500 million for a total of 1 billion included by 2025. That commitment includes 50 million small and micro businesses and at least 25 million woman-owned or -run businesses. And, all of this includes using a portion of our Impact Fund to launch the Covid-19 Therapeutics Accelerator in partnership with the Gates Foundation and Wellcome Trust.

We are able to do all of that now because our strategy has been built for the long term and because we've been executing against it and investing in it, organically and inorganically, for so many years. Furthermore, we have cultivated and retained a broad range of talent from banks and consultancies, as well as marketing agencies, governments, technology firms, retailers and more. The diversity of our employees is our opportunity. Because of them, we have a brand that is not only recognizable around the world, it is trusted. Because of them, our data and our technology are able to quickly pivot when needs change. And they have done it all with decency-the kind that makes us a cohesive, collaborative community, always driven to put our resources and capabilities to work in the ways that benefit a greater good.

Our mix of brand and data, technology and talent-as well as the unified leadership team guiding it all-make us confident that, even as 2020 brings with it unprecedented challenges, we will emerge from this to find new strengths and growth we are only just beginning to imagine.

... we will emerge from this to find new strengths and growth we are only just beginning to imagine.

Thank you for your continued support,

Ajay Banga
Chief Executive Officer

Richard Haythornthwaite
Board Chair






Top row, from left:
Richard Haythornthwaite, Board Chair; Ajay Banga, CEO; Merit Janow, NCG Committee Chair; Choon Phong Goh

Second row, from left:
Oki Matsumoto; Julius Genachowski; José Octavio Reyes Lagunes; Gabrielle Sulzberger

Third row, from left:
Youngme Moon; Richard Davis, HRCC Chair; Jackson Tai; Lance Uggla

Bottom row, from left:
Steven J. Freiberg, Audit Committee Chair; Rima Qureshi

Notice of 2020 annual meeting of stockholders

When
Tuesday, June 16, 2020
at 8:30 a.m. (Eastern time)

Where
Mastercard Incorporated
2000 Purchase Street
Purchase, New York

Record date
April 20, 2020

Who can vote
Holders of Mastercard's Class A common stock at the close of business on April 20, 2020

Annual Meeting Website and Voting in Advance

We have created an annual meeting website to make it easy for you to access our Annual Meeting materials at www.mastercardannualmeeting.com. There you will find an overview of the voting items, the proxy statement and the annual report to read online or download, as well as a link to vote your shares.

Your vote is important. Please vote as soon as possible by one of the methods shown below. Be sure to have your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials in hand and follow the below instructions:

By telephone
You can vote your shares by calling 800.690.6903 toll-free

By Internet
You can vote your shares online at www.proxyvote.com

By mail
Complete, sign, date and return your proxy card or voting instruction form in the postage-paid envelope provided

Dear Stockholder:

You are invited to attend the Annual Meeting of Stockholders of Mastercard Incorporated (Annual Meeting), which will be held on Tuesday, June 16, 2020 at 8:30 a.m. (Eastern time) at the Mastercard Incorporated headquarters, 2000 Purchase Street, Purchase, NY.

Items of business

1	Election of the 14 nominees named in the proxy statement to serve on Mastercard's Board of Directors	**FOR** each director nominee	See pg 21
2	Advisory approval of Mastercard's executive compensation	**FOR**	See pg 61
3	Ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for Mastercard for 2020	**FOR**	See pg 98

Any other business which may properly come before the Annual Meeting or any adjournment or postponement.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS

Mastercard Incorporated's Proxy Statement for the 2020 Annual Meeting of Stockholders (the Proxy Statement) and 2019 Annual Report on Form 10-K (the 2019 Form 10-K) are available at www.proxyvote.com.

Attending the Annual Meeting

You will be asked to provide photo identification and appropriate proof of ownership to attend the Annual Meeting. You can find more information under "About the Annual Meeting and voting" on pg 105 of the proxy statement that follows.

We are actively monitoring the public health and travel concerns relating to COVID-19 and the related recommendations and protocols issued by federal, state and local governments.

In the event that it is not possible or advisable to hold our Annual Meeting at the time, date and place as originally planned, we will announce alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting solely by means of remote communication or adjourning or postponing the meeting. Any such change, including details on how to participate in a remote meeting, would be announced in advance via press release, a copy of which would be filed with the SEC as additional proxy solicitation materials and posted on our website at https://investor.mastercard.com/investor-relations/default.aspx.

Audio webcast

You can listen to a live audio webcast of our Annual Meeting by visiting https://investor.mastercard.com/investor-relations/default.aspx, the "Investor Relations" page of our website, beginning at 8:30 a.m. (Eastern time) on June 16, 2020.

Date of mailing

We will begin mailing the Notice of Internet Availability of Proxy Materials on or about April 29, 2020

Unless you or your representative attend the Annual Meeting in person, Mastercard must receive your vote either by telephone, Internet, proxy card or voting instruction form by 11:59 p.m. (Eastern time) on June 15, 2020 for your vote to be counted. Telephone and Internet voting facilities will close at that time.

Voting by telephone or Internet or by returning your proxy card or voting instruction form in advance of the Annual Meeting does not deprive you of your right to attend or vote at the Annual Meeting.

By Order of the Board of Directors

Janet McGinness

Janet McGinness
Corporate Secretary
Purchase, New York
April 29, 2020

Proxy summary

This summary highlights information contained elsewhere in this proxy statement and does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

Our mission and purpose

Our mission is to connect and power an inclusive, digital economy that benefits everyone, everywhere by making transactions safe, simple, smart and accessible. Using secure data and networks, partnerships and passion, our innovations and solutions are designed to help individuals, financial institutions, governments and businesses realize their greatest potential. Our decency quotient drives what we do inside and outside of our company. We are building a sustainable world that unlocks priceless possibilities for all.

Our Board nominees

Name	Age	Director since	Primary occupation	Committee membership: Audit	HRCC	NCG
Richard Haythornthwaite Board Chair	63	2006	Chairman and Co-Founder, QiO Technologies	● (member)		● (member)
Ajay Banga	60	2010	Chief Executive Officer, Mastercard Incorporated			
Richard K. Davis	62	2018	Chief Executive Officer, Make-A-Wish America		● (chair)	
Steven J. Freiberg (Audit Committee financial expert)	63	2006	Former CEO, E*Trade Corporation	● (chair)	● (member)	
Julius Genachowski	57	2014	Managing Director and Partner, The Carlyle Group		● (member)	
Choon Phong Goh	56	2018	Chief Executive Officer, Singapore Airlines Limited			● (member)
Merit E. Janow	62	2014	Dean, School of International and Public Affairs, Columbia University			● (chair)
Oki Matsumoto	56	2016	Managing Director, Chairman and Chief Executive Officer, Monex Group, Inc.		● (member)	
Youngme Moon	56	2019	Donald K. David Professor of Business Administration, Harvard Business School		● (member)	
Rima Qureshi	55	2011	Executive Vice President and Chief Strategy Officer, Verizon Communications Inc.	● (member)		
José Octavio Reyes Lagunes	68	2008	Former Vice Chairman, The Coca-Cola Export Corporation, The Coca-Cola Company		● (member)	
Gabrielle Sulzberger	59	2018	General Partner, Fontis Partners, L.P.			● (member)
Jackson Tai (Audit Committee financial expert)	69	2008	Former Vice Chairman and Chief Executive Officer, DBS Group and DBS Bank, Ltd.	● (member)		● (member)
Lance Uggla	58	2019	Chairman and Chief Executive Officer, IHS Markit Ltd.	● (member)		

● Committee chair ● Committee member Audit Committee financial expert

Our director nominees' experience, tenure, independence and diversity

93%
13 of our 14 director nominees are independent, including our Board Chair

29%
4 of our director nominees are women

43%
6 director nominees have a tenure of 4 years or less

64%
9 of our director nominees are non-U.S. citizens and/or have international experience

60
Average age of our director nominees

6.6
Average tenure of director nominees

Director Skills (including number of nominees possessing these skills)

Public company board experience	Global perspective	Financial	Digital & innovation	CEO experience	Consumer	Regulatory & governmental	Information security	Payments
14	13	12	11	10	10	10	7	7

Stockholder engagement

Management, and where appropriate, directors engaged with our stockholders throughout the year in a variety of forums including in the boardroom, by telephone, in person at external venues and at governance conferences at which stockholders were present. We discussed:

- Business strategy
- Board refreshment
- Compensation practices
- Risk oversight
- Sustainability
- Culture/human capital

On sustainability matters, we welcome the views of and regularly engage with an even broader range of stakeholders who serve as critical partners in identifying our key sustainability areas of impact. These include:

- Civil society organizations
- Employees
- Financial institutions
- Merchants and other business partners
- Governments
- International organizations
- Stockholders
- Regulators

Corporate governance highlights

- Annual election of all directors by majority voting
- 13 of 14 director nominees are independent
- Frequent Board executive sessions
- Annual Board and committee self-evaluations
- Separate Board Chair and CEO
- Limits on director service by age (72) and tenure (15 years)
- Active Board oversight of risk and risk management
- Robust stock ownership requirements for executive officers and guidelines for directors
- Active Board engagement in managing talent and long-term succession planning for executives and directors
- Political activity, privacy and data protection, sustainability, and diversity and inclusion disclosures on our website

Strategy

We grow, diversify and build our business through a combination of organic growth and strategic investments.

Grow
Core

- Credit
- Debit
- Commercial
- Prepaid
- Digital-physical convergence
- Acceptance

Diversify
Customers & geographies

- Financial inclusion
- New markets
- Businesses
- Governments
- Merchants
- Digital players
- Local schemes/switches

Build
New areas

- Data analytics
- Consulting
- Marketing services
- Loyalty
- Cyber & intelligence
- Processing
- New payment flows

Enabled by brand, data, technology and people

Strategic partners. We work with a variety of stakeholders. We provide financial institutions with solutions to help them increase revenue by driving preference for our products. We help merchants, financial institutions and other organizations by delivering data-driven insights and other services that help them grow and create simple and secure customer experiences. We partner with technology companies such as digital players and mobile providers to deliver digital payment solutions powered by our technology, expertise and security protocols. We help national and local governments drive increased financial inclusion and efficiency, reduce costs, increase transparency to reduce crime and corruption, and advance social programs. For consumers, we provide faster, safer and more convenient ways to pay and transfer funds.

Talent and culture. Our success is driven by the skills, experience, integrity and mindset of the talent we hire. We attract and retain top talent from diverse backgrounds and industries by building a world-class culture based on decency, respect and inclusion in which people have opportunities to do purpose-driven work that impacts customers, communities and co-workers on a global scale. The diversity and skill sets of our people underpin everything we do.

Our performance

In 2019, Mastercard had strong financial and operational performance:

GAAP		
Net revenue	Net income	Diluted EPS
$16.9B	$8.1B	$7.94
up 13%	up 39%	up 42%
NON-GAAP[1] (currency-neutral)		
Net revenue	Adjusted net income	Adjusted diluted EPS
$16.9B	$7.9B	$7.77
up 16%	up 20%	up 23%

Gross dollar volume YOY (local currency basis)

$6.5T

up 13%

Cross-border volume growth (local currency basis)[2]

up 16%

Switched transactions[2]

87.3B

up 19%

1 Non-GAAP results exclude the impact of gains and losses on equity investments, Special Items and/or foreign currency. Refer to the Appendix for a reconciliation to the most direct comparable GAAP financial measures and our reasons for presenting them.

2 Growth rates are normalized to eliminate the effects of differing switching and carryover days between periods. Carryover days are those where transactions and volumes from days where the company does not clear and settle are processed.

Capital returned to stockholders in 2019			Cash flow from operations
Total	Repurchased shares	Dividends paid	2019
$7.8B	$6.5B	$1.3B	$8.2B

Our strong performance over the years has resulted in substantial stock price appreciation.

Comparison of cumulative five-year total return*


$400
$350
$300
$250
$200
$150
$100
$50
$0
2014
2015
2016
2017
2018
2019
Mastercard
S&P 500 Financials
S&P 500 Index
Stock price
December 31, 2019
$298.59
Increased by
more than
76 times
Stock price at IPO
May 2006
$3.90

* Assumes a $100 investment in our Class A common stock and both of the indices and the reinvestment of dividends. Mastercard's Class B common stock is not publicly traded or listed on any exchange or dealer quotation system.

We have been closely monitoring the impact of COVID-19. As the impact of the virus has rapidly expanded around the globe, our 2020 performance to date has been impacted. While the long-term fundamentals of our business remain strong, the situation is developing with significant speed and the duration and severity of the event is currently uncertain.

Compensation

Our core executive compensation principles

Our executive compensation program is based on three core principles:

Align the long-term interest of our executives with stockholders	Pay for performance	Pay competitively

Program design

To address these three core principles, we designed a compensation program that supports our strategic objectives to grow, diversify and build our business and attracts, motivates and retains executives critical to Mastercard's long-term success:

- The majority of our executives' compensation is variable and at-risk and tied to pre-established goals linked to financial and strategic objectives designed to create long-term stockholder value.
- Total direct compensation for our executives is weighted more toward long-term equity awards rather than cash compensation.

Stockholder feedback

At our 2019 annual meeting of stockholders, 95% of votes cast supported our executive compensation program. We view this level of stockholder support as an affirmation of our current pay programs and pay for performance philosophy.

The committee, with input from the independent compensation consultant, considered the vote results, investor input, and current market practices as it evaluated whether changes to the compensation program were warranted.

Executive compensation program highlights

(for an expanded list, see "Compensation discussion and analysis" on pg 62)

2019 executive compensation highlights

Annual incentive

Based on performance outcomes for 2019, the corporate score (based on Mastercard's adjusted net income and adjusted net revenue goals, adjusted for performance against strategic objectives) for purposes of paying annual incentives under our Senior Executive Annual Incentive Compensation Plan (SEAICP) was 125% of target , and our NEOs' Individual Performance Factors (IPFs) ranged from 100% to 145% (see pg 68 - 69 for more information)

Performance stock unit awards

The payout rate of the 2017 Performance Stock Unit (PSUs) awards (based on Mastercard's three-year adjusted net revenue and adjusted earnings per share (EPS), modified by Mastercard's total shareholder return (TSR) relative to the S&P 500) was at the maximum level of 200% of target (see pg 71 for more information).

Alignment of pay with performance

Our executive compensation program in 2019 continued to deliver pay supported by strong, consistent operating and total shareholder return performance. The following charts show CEO total compensation (as disclosed in the Summary Compensation Table) compared with the value of a $100 investment made in Mastercard stock on January 1, 2011, the start of our CEO's first full year in the role:


$25
$20
$15
$10
$5
$0
CEO compensation
2011 2012 2013 2014 2015 2016 2017 2018 2019
CEO total SCT compensation ($mm)


$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Value of investment
2011 2012 2013 2014 2015 2016 2017 2018 2019
$100 investment made on January 1, 2011

Since 2011, over the tenure of our CEO, Mastercard has delivered sustained growth, increasing market capitalization by more than $270 billion and delivering a cumulative TSR of 1,297%.

Looking Ahead: Compensation Program Changes for 2020

To further the alignment of our executive compensation programs with the interest of our stockholders and support the company's strategic objectives, the HRCC made the following changes for 2020:

- Increased the proportion of PSUs from 50% to a minimum of 60% of the target value of the annual long-term incentive program; and
- Reduced the proportion of stock options from 50% to no more than 20% of the target value of the long-term incentive program; and
- Introduced Restricted Stock Units (RSUs) as no more than 20% of the target value of the annual long-term incentive program


2019
50%
50%
2020
60%
20%
20%
0%
20%
40%
60%
80%
100%
PSUs
Options
RSUs

We expect these changes to strengthen the alignment of pay and performance, consistent with our executive compensation philosophy and address feedback received from our stockholder engagement process.

(For more information on 2020 compensation decisions, see pgs 65 - 80)

Sustainability

As our CEO has shared, we believe that it's time for 'doing well by doing good' to become business as usual. As a global company that serves customers in more than 210 countries and territories, we understand how interconnected the world is, and we see firsthand how our commitment to environmental and social responsibility - and our core value of operating ethically and responsibly and with decency - is directly connected to our continuing success as a business.

We recognize that Mastercard cannot succeed in a failing world. We thrive when economies thrive, and a successful economy is sustainable only when it is inclusive and when prosperity is shared. By conducting business in an open and transparent way, advancing inclusive growth, building an inspired workforce and being good stewards of the environment, we are building a sustainable world that unlocks priceless possibilities for all.

Highlights of our accomplishments in our four priority areas

Inclusive Growth

Creating a more inclusive world through our products, programs and partnerships

- Brought 500 million individuals into the financial system in five years
- Set new goal to bring additional 500 million people and 50 million micro and small businesses into the digital economy by 2025

Our People and Culture

Leveraging our core values to make our company the place where the best people choose to be

As of September 1, 2019:

- Globally, women earned $1.00 for every $1.00 earned by male employees
- In the U.S., people of color earned $1.005 for every $1.000 earned by Caucasian employees

Environmental Stewardship

Responsibly managing our environmental footprint and creating environmentally conscious solutions

- Launched the Priceless Planet Coalition, a platform to unite corporate sustainability efforts and make meaningful investments to preserve the environment
- Together with partners, pledged to plant 100 million trees over five years

Ethical and Responsible Standards

Acting responsibly and with integrity guided by the highest standards of ethical behavior

- Launched the Global Data Responsibility Imperative, an effort to ensure all of our data practices respect our customers, individuals and all constituents
- Six corresponding principles ensure our ethical collection, management and use of data

Strategy

01

Mastercard is a technology company in the global payments industry that connects consumers, financial institutions, merchants, governments, digital partners, businesses and other organizations worldwide, enabling them to use electronic forms of payment instead of cash and check. We grow, diversify and build our business through a combination of organic growth and strategic investments. Our success is driven by the skills, experience, integrity and mindset of the talent we have and how we drive the culture of decency that makes us a place where the best people want to work.

Strategy

Mastercard is a technology company in the global payments industry that connects consumers, financial institutions, merchants, governments, digital partners, businesses and other organizations worldwide, enabling them to use electronic forms of payment instead of cash and checks. We make payments easier and more efficient by providing a wide range of payment solutions and services using our family of well-known brands, including Mastercard®, Maestro® and Cirrus®. We are a multi-rail network that offers customers one partner to turn to for their domestic and cross-border payment needs. Through our unique and proprietary global payments network, which we refer to as our core network, we switch (authorize, clear and settle) payment transactions and deliver related products and services. We have additional payment capabilities that include automated clearing house transactions (ACH) (both batch and real-time account-based payments). We also provide integrated value-added offerings such as cyber and intelligence products, information and analytics services, consulting, loyalty and reward programs, and processing. Our payment solutions offer customers choice and flexibility and are designed to ensure safety and security for the global payments system.

A typical transaction on our core network involves four participants in addition to us: account holder (a person or entity that holds a card or uses another device enabled for payment), issuer (the account holder's financial institution), merchant and acquirer (the merchant's financial institution). We do not issue cards, extend credit, determine or receive revenue from interest rates or other fees charged to account holders by issuers, or establish the rates charged by acquirers in connection with merchants' acceptance of our products. In most cases, account holder relationships belong to, and are managed by, our financial institution customers.

We generate revenue from assessing our customers based on the gross dollar volume (GDV) of activity on the products that carry our brands, from the fees we charge to our customers for providing transaction switching and from other payment-related products and services.

We grow, diversify and build our business through a combination of organic and inorganic strategic initiatives. Our ability to grow our business is influenced by:

- growing personal consumption expenditure (PCE)
- driving cash and check transactions toward electronic forms of payment
- increasing our share in the payments space

Growing our business also includes supplementing our core network by providing integrated value-added products and services and enhanced payment capabilities to capture new payment flows, such as business to business (B2B), person to person (P2P), business to consumer (B2C) and government payments.

Strategic partners. We work with a variety of stakeholders. We provide financial institutions with solutions to help them increase revenue by driving preference for our products. We help merchants, financial institutions and other organizations by delivering data-driven insights and other services that help them grow and create simple and secure customer experiences. We partner with technology companies such as digital players and mobile providers to deliver digital payment solutions powered by our technology, expertise and security protocols. We help national and local governments drive increased financial inclusion and efficiency, reduce costs, increase transparency to reduce crime and corruption, and advance social programs. For consumers, we provide faster, safer and more convenient ways to pay and transfer funds.

Talent and culture. Our success is driven by the skills, experience, integrity and mindset of the talent we hire. We attract and retain top talent from diverse backgrounds and industries by building a world-class culture based on decency, respect and inclusion in which people have opportunities to do purpose-driven work that impacts customers, communities and co-workers on a global scale. The diversity and skill sets of our people underpin everything we do.

Grow
Core

- Credit
- Debit
- Commercial
- Prepaid
- Digital-physical convergence
- Acceptance

Diversify
Customers & geographies

- Financial inclusion
- New markets
- Businesses
- Governments
- Merchants
- Digital players
- Local schemes/switches

Build
New areas

- Data analytics
- Consulting
- Marketing services
- Loyalty
- Cyber & intelligence
- Processing
- New payment flows

Enabled by brand, data, technology and people

Grow. We focus on growing our core business globally, including growing our consumer and commercial products and solutions, as well as increasing the number of payment transactions we switch. We also look to provide effective and efficient payments solutions that cater to the evolving ways people interact and transact in the growing digital economy. This includes expanding merchant access to electronic payments through new technologies in an effort to deliver a better consumer experience while creating greater efficiencies and security.

Diversify. We diversify our business by:

- working with new customers, including governments, merchants, financial technology companies, digital players, mobile providers and other corporate businesses
- scaling our capabilities and business into new geographies, including growing acceptance in markets with limited electronic payments acceptance today
- broadening financial inclusion for the unbanked and underbanked

Build. We build our business by:

- creating and acquiring differentiated products to provide unique, innovative solutions that we bring to market to support new payment flows and related applications such as real-time account-based payments and the Mastercard Track™ suite of products
- providing services across data analytics, consulting, marketing services, loyalty, cyber and intelligence, and processing

02

Corporate governance

We are committed to enhancing our corporate governance practices, which we believe help us sustain our success and build long-term value for our stockholders. Our Board of Directors oversees Mastercard's strategic direction and the performance of our business and management. Our governance structure enables independent, experienced and accomplished directors to provide advice, insight, guidance and oversight to advance the interests of the company and our stockholders. We have long maintained strong governance standards and a commitment to transparent financial reporting and strong internal controls.

Proposal 1: Election of directors

The Board unanimously recommends that stockholders vote FOR each nominee to serve as director

Election process

Each member of our Board is elected annually by our Class A stockholders for a one-year term that expires at our next annual meeting. When our Board members are elected, they also are automatically appointed as directors of our operating subsidiary, Mastercard International Incorporated (Mastercard International). Our directors are elected by an affirmative vote of the majority of the votes cast at the annual meeting of stockholders, subject to our majority voting policy. You can find more about this in "About the Annual Meeting and voting" on pg 105.

Refreshing the Board and nominating directors

Our Nominating & Corporate Governance Committee (NCG) reviews and selects candidates for nomination to our Board in accordance with its charter.

The NCG looks at the Board's composition at least annually to determine whether directors' backgrounds and experiences align with our long-term strategy and maintain our Board's global diversity. The NCG also takes into consideration the results of the Board's self-evaluation, an annual process by which directors assess the performance and needs of both the Board and its committees. Based on its review, coupled with our age and tenure limits, the NCG determines whether Board refreshment is needed in the near future. Then the NCG searches for potential candidates, utilizing a variety of sources to help identify nominees who would be valuable assets to our Board and to Mastercard. To meet the needs of our Board, the NCG seeks to identify candidates possessing the desired qualities, skills and background. Once the NCG has identified candidates, the Board selects nominees to be voted upon by the stockholders. When, as at present, our Board is actively seeking to refresh its composition, its size may fluctuate to accommodate transitions.

Board refreshment process



- Board composition, including director skills, is analyzed at least annually to ensure alignment with strategy and maintain global diversity
- Candidate list is developed based on a number of inputs and recommendations
- Personal qualities, skills and background of potential candidates are considered
- The NCG meets with qualified candidates and makes recommendations
- Board recommends nominees for election by the stockholders
- Stockholders vote on nominees
- **Six new directors** have been nominated to our Board in the past four years

Key factors the Board considers when selecting directors and refreshing the Board (in addition to the current needs of the Board and the company):

Diversity

While the Board does not have a specific diversity policy, our Corporate Governance Guidelines provide that the NCG should seek to foster diversity on the Board when nominating directors for election by taking into account geographic diversity to reflect the geographic regions in which we operate in a manner approximately proportional to our business activity, as well as diversity of viewpoints, age, gender, sexual orientation, race, ethnicity, nationality and cultural background.



29%

4 of our 14 director nominees are women



64%

9 of our 14 director nominees are non-U.S. citizens or have international experience

Age and tenure

Our Corporate Governance Guidelines generally require that our non-employee directors not stand for re-election following the earlier of their 15th anniversary on the Board or their 72nd birthday. The Board considers these requirements as part of a broader discussion of our directors' experience and qualifications, as well as when and how to refresh its membership.

Our age and tenure policies

15 Term limit (years)

72 Retirement age



43%

6 director nominees have a tenure of 4 years or less



60

Average age of director nominees

Nominees for election as directors

The NCG reviews and selects candidates for nomination to our Board who align with our long-term growth strategy. During the past four years, the NCG has recommended six new candidates for nomination to our Board.

The strong qualifications that make each of our director nominees highly valuable assets to our Board are described below.

As part of our refreshment process, David R. Carlucci is not standing for re-election. Additionally, as part of our previously announced leadership transition, on December 31, 2020, Mr. Haythornthwaite will retire from the Board and will be succeeded by Mr. Banga, who will serve as Executive Chair for a transitional period. Ms. Janow will assume the role of lead independent director at that time.

At the Annual Meeting, 14 directors are to be elected, each to hold office until the next annual meeting of stockholders or until his or her successor is elected and qualified, subject to their earlier resignation, death or removal. The Board has approved the nomination of the following directors:

Richard Haythornthwaite (Board Chair)	Oki Matsumoto
Ajay Banga (CEO)	Youngme Moon
Richard K. Davis	Rima Qureshi
Steven J. Freiberg	José Octavio Reyes Lagunes
Julius Genachowski	Gabrielle Sulzberger
Choon Phong Goh	Jackson Tai
Merit E. Janow	Lance Uggla

Each nominee was approved by the NCG and recommended to the Board for approval following an evaluation of his or her qualifications and prior board service. Each nominee has agreed to be named in this proxy statement and to serve if elected. Should any nominee be unable to serve, the persons designated as proxies reserve full discretion to vote for another person or the Board may reduce its size.

Director criteria, qualifications and experience

The NCG believes that all directors should:

- meet the highest standards of professionalism, integrity and ethics
- be committed to representing the long-term interests of our stockholders
- possess strength of character and maturity in judgment
- reflect our corporate values

Our director nominees reflect our corporate values

Trust	Initiative
Agility	Partnership

Identifying director candidates

You can find out more about our nomination process in the NCG's charter and our Corporate Governance Guidelines at https://investor.mastercard.com/investor-relations/corporate-governance/governance-guidelines/default.aspx.

Recommending candidates

Submit recommendations to:

Office of the Corporate Secretary 2000 Purchase Street
Purchase, NY 10577
Attention: Janet McGinness

The NCG evaluates stockholder recommendations using the same process it follows for other candidates. Candidate nominations under our bylaws are to be submitted not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting and must meet the requirements under our bylaws. The NCG may request such information from the nominee or stockholders as it deems appropriate

Experience

The NCG strives for a Board that spans a range of leadership and skills and represents other experience relevant to Mastercard's strategic vision and global activities. Experience and skills that the NCG believes are desirable to be represented on the Board and the number of director nominees who have such experience and skills are below. In light of the individual experiences and qualifications of each of our director nominees, our Board has concluded that each of our director nominees should be elected at the Annual Meeting.

Public company board experience both U.S. and non-U.S.	14
Global perspective including significant experience in the geographic regions in which we operate	13
Financial including risk management orientation	12
Digital & innovation including application of technology in payments, mobile and digital, as well as Internet, retail and social media experience	11
CEO experience including service as a chief executive officer at a publicly traded or private company	10
Consumer including deep engagement with regulators as part of a business and/or through positions with governments and regulatory bodies	10
Regulatory & governmental including brand, marketing and retail experience and other merchant background	10
Information security including cybersecurity and data privacy	7
Payments including within retail banking, telecommunications, technology and data	7

Richard Haythornthwaite

Chairman and Co-Founder, QiO Technologies,

an industrial artificial intelligence company (since March 2015)



Mr. Haythornthwaite has served as CEO, Chairman and senior executive at several non-U.S. multinational companies, bringing to the Board global perspective. He brings digital and innovation insight as chairman and co-founder of an artificial intelligence company and board member of a digital services company. As a former chairman of government bodies and companies in highly regulated industries, Mr. Haythornthwaite contributes risk management experience and valuable insight on engaging and partnering with regulators. His past service on public company audit committees and experience with financial operational rescue challenges provide valuable financial understanding.

Board Chair and director since
May 2006

Age at Annual Meeting
63

Board committees

- Audit
- Nominating & Corporate Governance

Current public company boards

- Globant S.A. (digital services)

Additional positions

- Chairman of each of The Creative Industries Federation; Cloudgrove; and Arc International Holdings (strategy committee) and its parent company Glass Holdings SA
- Advisory Partner, Moelis & Company

Previous experience

- Non-Executive Chairman, Centrica plc (2014-2019)
- Non-Executive Chairman, Network Rail (2009-2012)
- Partner, Star Capital Partners Limited (2006-2008)
- CEO, Invensys plc (2001-2005)
- Chief Executive–Europe and Asia and Group Chief Executive, Blue Circle Industries plc (1997-2001)
- Prior positions include Director of Premier Oil plc; President of BP Venezuela; and General Manager of Magnus Oilfield, BP Exploration

Past public company boards

- Centrica plc; Network Rail; Blue Circle Industries plc; Cookson Group plc; Imperial Chemical Industries plc; Invensys plc; Land Securities Group plc; and Premier Oil plc

Public company board experience | Global perspective | Financial | CEO experience | Digital & innovation | Regulatory & governmental | Consumer | Information security | Payments | Audit committee financial expert

Ajay Banga

Chief Executive Officer

(since July 2010)



Mr. Banga, CEO, contributes to the Board extensive global payments experience (including with payments technology and retail banking), as well as a deep focus on innovation and information security. As our CEO and as a member of business advocacy organizations and government-sponsored committees, Mr. Banga provides valuable perspective on engaging and partnering with regulators. His brand marketing experience (including at several global food and beverage companies) adds strong consumer insight.

Director since
April 2010

Age at Annual Meeting
60

Current public company boards

- Dow Inc. (compensation & leadership development and corporate governance committees)

Additional positions

- Co-founder and co-chair, Cyber Readiness Institute
- First vice chairman, International Chamber of Commerce
- Trustee, U.S. Council for International Business
- Member, Council on Foreign Relations
- Member, The Business Council
- Founding Trustee, U.S.-India Strategic Partnership Forum
- Co-chair, Partnership for New York City
- Member, McKinsey Advisory Council
- Former member, President's Advisory Committee for Trade Policy and Negotiations (U.S.) and President's Commission on Enhancing National Cybersecurity (U.S.)

Additional Mastercard experience

- President and CEO, Mastercard (2010-2020)
- President and COO, Mastercard (2009-2010)

Previous experience

- Executive positions at Citigroup (1996-2009), including CEO, Asia Pacific region; Chairman and CEO, International Global Consumer Group; Executive Vice President, Global Consumer Group; President, Retail Banking, North America; and business head for CitiFinancial and the U.S. Consumer Assets Division
- Previous experience at Nestlé India and PepsiCo totaling 15 years, in roles of increasing responsibility

Past public company boards

- DowDuPont Inc. and the Dow Chemical Company (Dow Inc. predecessor boards)
- Kraft Foods Inc.

Public company board experience | Global perspective | Financial | CEO experience | Digital & innovation | Regulatory & governmental | Consumer | Information security | Payments | Audit committee financial expert

Richard K. Davis

Chief Executive Officer, Make-A-Wish America,

a non-profit corporation dedicated to granting the wishes of critically ill children (since January 2019)



Mr. Davis brings to the Board extensive payments experience and consumer insight as former CEO, executive chairman and longtime senior executive of a publicly traded financial holding company and former chairman of a banking association and payments company. As a leader and Board member of companies in highly regulated industries, as well as a former Federal Reserve representative, he provides valuable perspective on engaging and partnering with regulators. Mr. Davis' extensive experience in financial services and his membership on public company audit and finance committees contribute strong financial understanding.

Director since
June 2018

Age at Annual Meeting
62

Board committees

- Human Resources & Compensation (Chair)

Current public company boards

- Dow Inc. (audit and corporate governance committees)
- Xcel Energy, Inc. (chair, governance, compensation and nominating committee; finance committee)

Additional positions

- Director, Mayo Clinic

Previous experience

- Executive positions at U.S. Bancorp, including Executive Chairman (April 2017-April 2018); Chairman (2007-April 2017); Chief Executive Officer (December 2006-April 2017); President (October 2004-January 2016); and Chief Operating Officer (2004-2006)

Past public company boards

- U.S. Bancorp
- DowDuPont Inc. and The Dow Chemical Company (Dow Inc. predecessor boards)

Public company board experience | Global perspective | Financial | CEO experience | Digital & innovation | Regulatory & governmental | Consumer | Information security | Payments | Audit committee financial expert

Steven J. Freiberg

Former CEO, E*Trade Financial Corporation,

a financial services firm (April 2010-August 2012)



Mr. Freiberg contributes to the Board extensive senior-level payments experience, including leading retail banking and payments businesses. This experience provides global perspective and regulatory insight. His leadership of consumer and global cards businesses also contributes strong consumer and innovation insight. His service as our Audit Committee chair and as a director of consumer finance and foreign exchange companies provides valuable financial understanding.

Director since
September 2006

Age at Annual Meeting
63

Board committees
- Audit (Chair)
- Human Resources & Compensation

Current public company boards
- Regional Management Corp. (consumer finance) (audit committee and compensation committee chair)

Additional positions
- Chairman, Fair Square Financial LLC (credit card-focused venture)
- Chairman, Rewards Network (marketing and loyalty services provider to restaurant industry)
- Vice Chairman, Social Finance, Inc. (private personal finance company)
- Member, TowerBrook Capital Partners L.P. senior advisory board
- Senior Advisor, The Boston Consulting Group (global management consulting) and Verisk Analytics, Inc. (data analysis and risk assessment)
- Director, Purchasing Power, LLC (consumer product purchasing provider)
- Founder, Grand Vista Partners, the Freiberg family investment office

Additional Mastercard experience
- Director of U.S. region board prior to IPO (2001-2006) (Chairman 2004-2006)

Previous experience
- Several executive positions at Citigroup (2005-2010), including EVP, Citibank N.A.; Chairman and CEO of Citi Holdings–global consumer; CEO, global cards; Chairman and CEO, global consumer group, N.A.; Co-Chairman, global consumer group; Chairman and CEO, Citi Cards

Past public company boards
- E*TRADE Financial Corporation

Public company board experience | Global perspective | Financial | CEO experience | Digital & innovation | Regulatory & governmental | Consumer | Information security | Payments | Audit committee financial expert

Julius Genachowski

Managing Director and Partner, The Carlyle Group,

a global investment firm (since January 2014)



Mr. Genachowski brings to the Board extensive digital, technology and media expertise, regulatory experience, information security insight, a global perspective, and engagement with both consumer and enterprise companies through a career as a senior government official, senior business executive, investor, and director at or with technology, media and communications companies. Mr. Genachowski also adds valuable financial knowledge through experience in private equity, at a large public operating company and on public audit committees.

Director since
June 2014

Age at Annual Meeting
57

Board committees
- Human Resources & Compensation

Current public company boards
- Sonos Inc. (audit committee and nominating and corporate governance committee chair)

Additional position
- Former member, President's Intelligence Advisory Board (U.S.)

Previous experience
- Chairman, U.S. Federal Communications Commission (2009-2013)
- Senior executive roles with IAC/InterActiveCorp (Internet and media), including chief of business operations and general counsel
- Several other U.S. government roles, including chief counsel to FCC Chairman; law clerk to U.S. Supreme Court Justice David Souter; and congressional staff member (including for then-Representative Charles Schumer, and for the joint select committee investigating the Iran-Contra affair)

Past public company boards
- AsiaSat
- Sprint Corporation

Public company board experience | Global perspective | Financial | CEO experience | Digital & innovation | Regulatory & governmental | Consumer | Information security | Payments | Audit committee financial expert

Choon Phong Goh

Chief Executive Officer, Singapore Airlines Limited,

a multinational airline (since January 2011)



Mr. Goh brings to the Board strong consumer insight, global perspective and payments experience as the CEO and longtime senior executive of a publicly traded multinational airline. His prior positions in finance and information technology contribute valuable information security experience and financial understanding.

Director since
April 2018

Age at Annual Meeting
56

Board committees
- Nominating & Corporate Governance

Current public company boards
- Singapore Airlines Limited

Additional positions
- Chairman, Budget Aviation Holdings Pte Ltd
- Director, SIA Engineering Company (majority owned by Singapore Airlines Limited)
- Member, Massachusetts Institute of Technology Presidential CEO Advisory Board
- Member, National University of Singapore board of trustees
- Member, Association of Asia Pacific Airlines (executive committee)

Previous experience
- Executive Vice President, Marketing and the Regions, Singapore Airlines Limited (June 2010-December 2010)
- President, Singapore Airlines Limited, Cargo (June 2006-February 2010)
- Previous leadership positions at Singapore Airlines Limited, including Senior Vice President Finance, Senior Vice President Information Technology and Senior Vice President Commercial Technology

Public company board experience | Global perspective | Financial | CEO experience | Digital & innovation | Regulatory & governmental | Consumer | Information security | Payments | Audit committee financial expert

Merit E. Janow

Dean, School of International and Public Affairs, Columbia University, a private university

(since July 2013)



Professor Janow contributes extensive global perspective as a dean and professor of international economic law and international affairs, especially with respect to the Asia Pacific region where she has a strong focus. Her university career, public board service and other initiatives provide significant insight on technology, innovation and digital matters, including in cybersecurity. Professor Janow also brings deep experience in dealing with governments and regulatory bodies through both her past government service and her career at Columbia University, as well as through her service on not-for-profits and advisory bodies.

Director since
June 2014

Age at Annual Meeting
62

Board committees

- Nominating & Corporate Governance (Chair)

Current public company board

- Trimble Inc. (compensation committee)

Additional positions

- Lead, Columbia University's SIPA Tech & Policy Initiative, including serving as Co-Chair, New York Cyber Task Forces
- Director and proxy committee member of American Funds (a mutual fund family of the Capital Group) (more than 20 funds)
- Director of Japan Society and National Committee on U.S.-China Relations
- Member, Council on Foreign Relations
- Member, Mitsubishi UFJ Financial Group, Inc. global advisory board
- Charter member, International Advisory Council of China Investment Corporation

Previous experience

- Leadership positions at Columbia University, including director, international finance and economic policy program; director, master's program in international affairs; and chairman, Advisory Committee on Socially Responsible Investing
- Member, Appellate Body of the World Trade Organization
- Executive director, the International Competition Policy Advisory Committee of the U.S. Department of Justice
- Deputy Assistant U.S. Trade Representative, Japan and China
- Past chairperson, Nasdaq Stock Market, Inc.

Public company board experience | Global perspective | Financial | CEO experience | Digital & innovation | Regulatory & governmental | Consumer | Information security | Payments | Audit committee financial expert

Oki Matsumoto

Managing Director, Chairman and CEO, Monex Group, Inc.,

an online securities brokerage firm (since February 2011)



Mr. Matsumoto is the founder and CEO of a Japan-based, publicly traded financial services holding company and former director of a stock exchange. Through a career in investment banking, Mr. Matsumoto provides global perspective and extensive financial expertise to the Board. His leadership of a global online securities brokerage firm provides valuable digital and innovation experience.

Director since
June 2016

Age at Annual Meeting
56

Board committees
- Human Resources & Compensation

Current public company boards
- Monex Group, Inc. (nominating and compensation committees)

Additional positions
- Chairman, Coincheck, Inc., TradeStation Group, Inc. and Monex, Inc., each a subsidiary of Monex Group, Inc.
- International Board member and Vice Chairman, Human Rights Watch
- Councilor, International House of Japan
- Former member, Economic Counsel to the Prime Minister of Japan
- Former director, Tokyo Stock Exchange (2008-2013)

Previous experience
- Founded Monex, Inc. (financial services) in 1999; held management roles, including representative director and CEO (1999-2016)
- General Partner, Goldman Sachs Group, L.P. (1994-1998)
- Vice President, Goldman Sachs Japan Co. Ltd. (1992-1994) and analyst (1990-1992)
- Analyst, Salomon Brothers Asia Limited (1987-1990)

Past public company boards
- JIN Co., Ltd.
- Kakaku.com, Inc.
- UZABASE, Inc.

Public company board experience | Global perspective | Financial | CEO experience | Digital & innovation | Regulatory & governmental | Consumer | Information security | Payments | Audit committee financial expert

Youngme Moon

Donald K. David Professor of Business Administration, Harvard Business School, a private university

(since July 2014)



Professor Moon provides to the Board a deep understanding of strategy and innovation as a long-tenured professor at Harvard Business School. She brings strong global perspective and consumer experience based on her service as a director at several retail and retail-centric consumer products companies.

Director since
June 2019

Age at Annual Meeting
56

Board committees
- Human Resources & Compensation

Current public company board
- Unilever (Vice Chair and Senior Independent Director) (corporate responsibility committee)

Additional positions
- Director of Warby Parker and Sweetgreen, Inc. (compensation committee)

Previous Harvard Business School experience
- Senior Associate Dean and Chair of MBA Program (2010)
- Donald K. David Professor of Business Administration (2007-present)
- Associate Professor (2003-2007)
- Assistant Professor (1998-2003)

Past public company boards
- Avid Technology, Inc.
- Rakuten, Inc.
- Zulily, Inc.

Public company board experience
Global perspective
Financial
CEO experience
Digital & innovation
Regulatory & governmental
Consumer
Information security
Payments
Audit committee financial expert

Rima Qureshi

Executive Vice President and Chief Strategy Officer
Verizon Communications Inc., **a multinational telecommunications conglomerate (since November 2017)**



Ms. Qureshi contributes to the Board global perspective, digital expertise and innovation insight through her extensive senior-level experience at global telecommunications equipment and services providers, including roles in strategy, regional management, research and development, sales and services. Having spent many years working in the telecommunications and information technology industries and having completed the NACD/Carnegie Mellon CERT certification in cybersecurity oversight, Ms. Qureshi provides the Board with relevant payments and information security expertise.

Director since
April 2011

Age at Annual Meeting
55

Board committees
- Audit

Additional positions
- Director, GSMA Board (telecom industry association board) (audit committee)
- Director, Verizon Foundation
- Member, McGill University International Advisory Board

Previous experience
- Executive positions at Ericsson, including President, North America (2017); Senior Vice President, chief strategy officer and head of M&A (2014-2016)
- Additional positions at Ericsson (1993-2014), including Senior Vice President and head of business unit CDMA mobile systems (2010-2012)
- IT consultant, DMR Group Inc.

Past public company boards
- Great-West Lifeco Inc.
- Wolters Kluwer

Public company board experience | Global perspective | Financial | CEO experience | Digital & innovation | Regulatory & governmental | Consumer | Information security | Payments | Audit committee financial expert

José Octavio Reyes Lagunes

Former Vice Chairman, The Coca-Cola Export Corporation, The Coca-Cola Company, a global beverage company (January 2013-March 2014)



Mr. Reyes contributes global perspective and regulatory experience to the Board as a retired senior executive and Latin America group president of a leading multinational public company. His experience as a beverage industry brand manager in North America and Latin America and as a director of public companies in the beverage industry provides the Board with strong consumer insight and payments experience.

Director since
January 2008

Age at Annual Meeting
68

Board committees
- Human Resources & Compensation

Current public company boards
- Coca-Cola HBC AG (social responsibility committee)
- Coca-Cola FEMSA S.A.B. de C.V. (KOF)

Previous experience
- Vice Chairman, The Coca-Cola Export Corporation, The Coca-Cola Company (2013-2014)
- Executive positions at The Coca-Cola Company, including President, Latin America Group (2002-2012) and President, Coca-Cola de México (1996-2002)
- Additional management positions at The Coca-Cola Company (1980-1996), including manager of strategic planning, Coca-Cola de México; manager, Sprite and Diet Coke brands (corporate headquarters, Atlanta); marketing director for Brazil; and vice president of marketing and operations, Coca-Cola de México
- Grupo IRSA, a Monsanto Company joint venture (five years' experience)

Past public company boards
- Keurig Green Mountain, Inc.

Public company board experience | Global perspective | Financial | CEO experience | Digital & innovation | Regulatory & governmental | Consumer | Information security | Payments | Audit committee financial expert

Gabrielle Sulzberger

General Partner, Fontis Partners, L.P.,

a private equity fund (since October 2005)



Ms. Sulzberger brings to the Board extensive financial experience and insight as the general partner of a private equity firm, chief financial officer of several companies, and a U.S. public company audit committee financial expert and former board chair. She contributes strong consumer insight, global perspective and payments experience as a former director at several U.S. public company merchants, including her service as chairman of a major merchant in the quality retail food business. Her experience as chief financial officer of an open-source software company also provides valuable digital and innovation experience.

Director since
December 2018

Age at Annual Meeting
59

Board committees
- Nominating & Corporate Governance

Current public company boards
- Brixmor Property Group Inc. (since 2015) (audit committee financial expert; nominating & corporate governance chair)

Additional position
- Director, Acorn Advisors LLC (audit committee)

Previous experience
- Interim CEO, Johnson Products Company (hair care products) (October 2011-February 2013)
- CFO, Gluecode Software Inc. (2002-2005) (open-source software company)
- CFO, Crown Services (2000-2002) (commercial contractors)

Past public company boards
- Bright Horizons Family Solutions, Inc.
- Teva Pharmaceutical Industries Limited
- The Stage Stores, Inc.
- Whole Foods Market, Inc.

Public company board experience | Global perspective | Financial | CEO experience | Digital & innovation | Regulatory & governmental | Consumer | Information security | Payments | Audit committee financial expert

Jackson Tai

Former Vice Chairman and Chief Executive Officer, DBS Group and DBS Bank Ltd., leading financial services entities (June 2002-December 2007)



Mr. Tai brings to the Board extensive global executive experience in payments and retail banking, including as former CEO of a Singapore-based bank and as a director of several global financial institutions. Mr. Tai's experience as a CFO, his extensive experience as a member of numerous public company audit committees and his career in investment banking provide valuable financial understanding. His service as a director of technology-focused retail and telecommunications companies provides valuable consumer and digital and innovation insight.

Director since
September 2008

Age at Annual Meeting
69

Board committees
- Audit
- Nominating & Corporate Governance

Current public company boards
- Eli Lilly and Company (audit; finance; and directors & corporate governance committees)
- HSBC Holdings plc (group risk committee chair; group financial system vulnerabilities committee chair; group audit and nominations & corporate governance committees)

Additional positions
- Director, Metropolitan Opera
- Trustee, Rensselaer Polytechnic Institute
- Former director, Canada Pension Plan Investment Company
- Former director, Cassis International Pte. Ltd. (payments technology company)
- Former director, privately held Russell Reynolds Associates, Inc.
- Former director, Brookstone Inc.

Previous experience
- Vice chairman and CEO, DBS Group and DBS Bank Ltd. (2002-2007)
- Prior executive positions at DBS Group (1999-2002), including President and COO and CFO
- Senior management positions at Investment Banking Division, J.P. Morgan & Co. Incorporated (New York, Tokyo and San Francisco) (1974-1999)

Past public company boards
- Royal Philips N.V.
- Bank of China, Limited
- DBS Group and DBS Bank Ltd.
- ING Groep N.V.
- Singapore Airlines Limited

Public company board experience | Global perspective | Financial | CEO experience | Digital & innovation | Regulatory & governmental | Consumer | Information security | Payments | Audit committee financial expert

Lance Uggla

Chairman and Chief Executive Officer, IHS Markit Ltd.,

a global information provider (since January 2018)



Mr. Uggla brings to the Board global perspective and innovation insight as the CEO of a publicly traded company that provides information, analytics and solutions to customers in business, finance and government. He provides extensive financial experience as the founder and former chairman and CEO of a company that offered daily credit default swap pricing services, as well as through several executive management positions at a global investment dealer.

Director since
June 2019

Age at Annual Meeting
58

Board committees

- Audit

Current public company boards

- IHS Markit Ltd.

Additional positions

- Executive Trustee, Tate Foundation

Previous experience

- President and Chief Operating Officer, IHS Markit Ltd. (July 2016 -December 2017)
- Founder and former Chairman and CEO, Markit Ltd. (June 2014-July 2016) and its predecessor, Markit Group Holdings Ltd. (2003-June 2014)
- Executive management positions at Toronto-Dominion Securities, including Vice Chairman and Head of Europe and Asia (1995-2003)


Public company board experience
Global perspective
Financial
CEO experience
Digital & innovation
Regulatory & governmental
Consumer
Information security
Payments
Audit committee financial expert

Board and committees

Board of Directors

7 number of meetings in 2019	**75%+** attendance Board and committee meetings	**100%** attendance 2019 annual meeting of stockholders

Richard Haythornthwaite
Board Chair

Primary responsibilities of the Board

In addition to its general oversight of management, the Board performs a number of specific functions, including:

- Understanding and approving the company's long-term, key strategies;
- Understanding the issues and risks that are central to the company's success, including cybersecurity matters;
- Selecting, evaluating and compensating the Chief Executive Officer (CEO) and overseeing CEO succession planning;
- Overseeing the performance of management;
- Reviewing, approving and monitoring fundamental financial and business strategies and major corporate actions;
- Ensuring processes are in place for maintaining an ethical corporate culture; and
- Overseeing the quality and integrity of the company's financial statements and reports and the company's compliance with legal and regulatory requirements
- With the assistance of the applicable committee, adopting a charter for each of the NCG, the Human Resources and Compensation Committee (HRCC) and the Audit Committee.

For more information about Board responsibilities and functions, please see our Corporate Governance Guidelines posted on our website at https://investor.mastercard.com/investor-relations/corporate-governance/governance-guidelines/default.aspx.

Board leadership structure

We currently have an independent Board Chair, Richard Haythornthwaite. The role of the Board Chair is to provide governance and leadership to the Board, including helping to organize the Board's work and ensuring that our directors have information to effectively carry out their responsibilities. The responsibilities of Mr. Haythornthwaite include, among other things:

- presiding over Board meetings and executive sessions of non-management and independent directors
- overseeing the adequacy of information available to directors
- coordinating feedback regarding issues discussed in executive session, as well as performance, to the CEO
- facilitating effective communication between the Board and our stockholders, including, among other things, presiding over the annual meeting, and any special meetings, of stockholders
- working with the CEO and Corporate Secretary to set Board meeting agendas
- providing advice and counsel to the CEO

The Board does not have a specific policy regarding the separation of the Board Chair and CEO roles, as it believes it is in the company's best interests to make that determination from time to time based on the position and direction of Mastercard and the composition of the Board. We have had an independent Board Chair since our initial public offering, and the Board believes having both separate Board Chair and CEO positions and an independent Chairman has been the appropriate structure for Mastercard.

This structure has enabled the CEO to focus on the operation of our business, while the Board Chair has focused on governance and leadership of the Board in fulfilling its obligations to Mastercard and our stockholders.

The Board holds regularly scheduled meetings of independent directors in executive session without management present and may meet more frequently upon request of any independent director. The Board Chair ordinarily presides at these sessions.

Director attendance at meetings

During 2019, each director attended 75% or more of the meetings held by the Board and committees on which the member served during the period the member was on the Board or committee.

We encourage directors to attend our annual meeting.

Director business and region visits

Our Board members meet periodically with senior managers throughout our global business. The Board holds meetings at our headquarters, as well as at our various business offices around the world. This provides directors with the opportunity to meet with local/regional employees and stakeholders, such as policymakers, government and business leaders, and customers that are strategically important to our business. Through these meetings, our directors gain firsthand understanding of the culture and the issues and challenges we face in each region and learn how they tie into our strategic goals.

Leadership transition

On December 31, 2020, Mr. Haythornthwaite will retire from the Board and will be succeeded by Mr. Banga, who will serve as Executive Chair. Ms. Janow will assume the role of lead independent director at that time. On January 1, 2021, Michael Miebach will succeed Ajay Banga as President & CEO of Mastercard. The Board adopted this transitional leadership structure to ensure a successful segue in leadership. Ultimately, we expect to return to our original structure of separate independent Board Chair and CEO.

The Board's consideration of its own leadership and its selection of a new CEO were the result of a multi-year succession planning and leadership development effort. Specifically, the Board created and evolved a Board Chair profile, and has been engaged in a Board refreshment process for several years. The Board also developed and regularly refreshed the Mastercard CEO job profile. Directors focused on building a high-functioning, high-performance leadership team from which lead internal candidates could emerge. At the same time, the Board adopted a comprehensive approach for selecting the next CEO, evaluating a diverse array of both internal and external candidates against the CEO job profile. All of this was done with the support of a leadership assessment and executive search firm which was independently engaged by the Board. The firm supported the Board in developing the CEO profile as well as interviewing and assessing a pool of leaders, to provide an independent assessment, referencing, and external benchmarking, and served as a strategic advisor to the Board throughout the process.

Board committees

The Board has a standing Audit Committee, Human Resources & Compensation Committee and Nominating & Corporate Governance Committee, each of which operates under a written charter that is posted on our website at https://investor.mastercard.com/investor-relations/corporate-governance/board-committees/default.aspx.

Audit Committee

Steven J. Freiberg
Chair

Number of meetings in 2019
9

Other committee members:

- David R. Carlucci*
- Richard Haythornthwaite
- Rima Qureshi
- Jackson Tai
- Lance Uggla

Primary responsibilities

The Audit Committee assists our Board in its oversight of:

- The quality and integrity of Mastercard's financial statements
- Mastercard's compliance with legal and regulatory requirements
- The qualifications, performance and independence of Mastercard's independent registered public accounting firm
- Risk assessment and risk management
- The performance of Mastercard's internal audit function
- The quality of Mastercard's internal controls

For more information about Audit Committee responsibilities and actions, see "Audit Committee Report" on pg 99 - 101

Independence

Each committee member has been determined by the Board to qualify as independent under the independence criteria established by the SEC and the NYSE. The Board also has determined that each committee member is "financially literate" within the meaning of the NYSE listing standards. No committee member simultaneously serves on the audit committee of more than three public companies as defined in the NYSE Listed Company Manual.

Audit committee financial experts

The Board has identified each of Mr. Freiberg and Mr. Tai as an "Audit Committee financial expert" under the applicable SEC rules based on their experience and qualifications.

* through the date of the Annual Meeting

Human Resources & Compensation Committee

Richard K. Davis
Chair

Number of meetings in 2019
5

Other committee members:

- Steven J. Freiberg
- Julius Genachowski
- Oki Matsumoto
- Youngme Moon
- José Octavio Reyes Lagunes

Primary responsibilities

The HRCC is primarily responsible for:

- Ensuring Mastercard's compensation and benefit programs attract, retain and motivate employees
- Ensuring pay practices are consistent with our compensation strategy, regulatory requirements, and the practices of similar companies
- Determining annual and long-term goals for Mastercard and ensuring compensation of the CEO and key executives is commensurate with levels of performance
- Ensuring thoroughness of the succession planning process
- Reviewing key diversity initiatives and people and capabilities policies and practices
- Providing direction to management on strategies with significant people and capabilities implications

Independence

Each committee member has been determined by the Board to qualify as independent under the independence criteria established by the SEC and the NYSE, is a non-employee director for purposes of Rule 16b-3 under the Exchange Act and is an outside director for purposes of Section 162(m) of the Internal Revenue Code.

Director Compensation

To learn more about how Mastercard considers and determines executive and non-employee director compensation, including the role of executive officers and the compensation consultant, see "Compensation discussion and analysis" beginning on pg 62.

Nominating & Corporate Governance Committee

Merit E. Janow
Chair

Number of meetings in 2019
5

Other committee members:

- David R. Carlucci*
- Choon Phong Goh
- Richard Haythornthwaite
- Gabrielle Sulzberger
- Jackson Tai

Primary responsibilities

The NCG's responsibilities include:

- Identifying individuals qualified to become directors
- Recommending that the Board select the candidates for directorships to be filled by the Board or by the stockholders
- Developing and recommending to the Board a set of corporate governance principles
- Overseeing the annual process for Board and committee self-evaluations
- Overseeing legal, regulatory and public policy matters significant to Mastercard
- Taking a leadership role in shaping corporate governance with a focus on the long-term interests of Mastercard and its stockholders
- Overseeing Mastercard's policies and programs and monitoring governance trends in the following areas:
  - corporate responsibility
  - environmental stewardship
  - human rights
  - inclusion and diversity
  - such other matters of
  - significance to the company
  - and its stockholders

Independence

Each committee member has been determined by the Board to qualify as independent under the independence criteria established by the NYSE.

* through the date of the Annual Meeting

Board and committee evaluation

Each year, the Board and its committees undergo an evaluation to examine membership, composition, committee and committee chair rotation, and overall board refreshment. Our evaluation process is designed to identify ways in which to enhance the performance of the Board and ensure that our directors have the right experiences and skills to execute our strategy. The NCG oversees the evaluation process, determining its format and framework, including whether to use a third-party facilitator. The NCG most recently used a third-party facilitator in 2016.

When we do not use a third-party facilitator, we utilize a director questionnaire to facilitate the annual evaluation of topics such as board and committee effectiveness, director contributions and the like. Our independent Board Chair and NCG Chair review the results and share them with each committee chair. Our Board Chair meets individually with various Board members and organizes and summarizes the responses and recommendations for discussion with the Board. Each committee reviews its own assessment as well.

1. NCG determines evaluation process format, including whether to use a third-party facilitator.
2. When third-party facilitator is used, NCG interviews and selects provider
3. If no facilitator, NCG updates questionnaire to elicit information needed in the coming year
4. Board and Committee chairs review, summarize and share results
5. Determinations are made as to action items

Board risk oversight

Our Board is responsible for establishing Mastercard's risk appetite and overseeing its risk management program, as well as its risk assessment and management processes. The Board recognizes the importance of effective risk oversight to the success of our business strategy and to the fulfillment of its fiduciary duties to the company and our stockholders. The Board believes thoughtful risk taking is a critical component of innovation and effective leadership. It also recognizes that imprudently accepting risk or failing to appropriately identify and mitigate risks could negatively impact our business and stockholder value. The Board, therefore, seeks to foster a risk-aware culture by encouraging thoughtful risk taking in pursuit of the company's objectives.

The Board exercises this oversight both directly and indirectly through its three standing committees, each of which is delegated responsibility for specific risks and keeps the Board informed of its oversight efforts through regular reports by each committee chair. Management is accountable for day-to-day risk management efforts, including the creation of appropriate risk management programs and policies. An internal Risk Management Committee, composed of senior executives and other risk functions, guides these risk management activities.

The Board and committees' risk oversight and management's ownership of risk are foundational components of our Enterprise Risk Management program, which is designed to provide comprehensive, integrated oversight and management of risk, as well as to facilitate transparent identification and reporting of key business issues to senior management, appropriate Board committees and the Board as a whole.

BOARD OF DIRECTORS

Oversees major risks

- Strategic and competitive
- Financial
- Brand and reputational
- Legal and regulatory
- Operational
- Cybersecurity
- CEO succession planning

Audit Committee

Primary risk oversight

- Financial statement integrity & reporting
- Major financial & other business risk exposures
- Information security, technology, & privacy & data protection
- Risk management framework
- Legal, regulatory & compliance
- Internal controls

Human Resources & Compensation Committee

Primary risk oversight

- Employee compensation policies & practices
- Key diversity initiatives & people & capabilities policies & practices, including those related to organizational engagement & effectiveness & employee development
- Non-executive director compensation policies & practices
- Succession planning

Nominating & Corporate Governance Committee

Primary risk oversight

- Governance structure & processes
- Legal & policy matters with potential significant reputational impact
- Matters of significance to the company & its stockholders, including corporate responsibility, environmental stewardship, human rights, inclusion & diversity

MANAGEMENT

Key risk responsibilities

Business units

- Identify and manage business risks

Central functions

- Design risk framework, including setting boundaries and monitoring risk appetite

Internal audit

- Provides independent assurance on design and effectiveness of internal controls and governance processes

The key processes by which the Board and its committees oversee risk are as follows:

- **Board.** The Board exercises its direct oversight responsibility by meeting, at least annually, with management to discuss risk management processes and to assess the major risks impacting Mastercard. The Board also considers management's risk analyses as it evaluates Mastercard's business strategy. Throughout the year, the Board and designated committees dedicate a portion of their regularly scheduled meetings to review and discuss specific risks in detail, including through the use of hypothetical risk scenarios and incident simulations. Strategic and operational risks are presented to and discussed with the Board and its committees by the executive officers, the General Counsel, Chief Financial Officer, Chief Compliance Officer and General Auditor.
- **Audit Committee.** The Audit Committee oversees risk management policies and processes by periodically meeting with management, the General Auditor and our independent registered public accounting firm for open and candid discussions regarding risk. The Audit Committee reviews Mastercard's risk management framework and programs used by management in its discussions of our risk profile and risk exposures. The Audit Committee reviews major risks facing Mastercard and periodically receives a report on the status of the top risks and the steps taken to manage them. The Audit Committee also meets with management of individual business units on a periodic and rotating basis to discuss current and emerging risks. The Audit Committee is regularly provided an information security update, as well as updates on material legal and regulatory matters. In addition to the General Auditor, the Chief Compliance Officer has functional reporting to the committee. The Audit Committee reports to the Board on the status of the company's internal controls and approves internal and external audit plans based on a risk-based methodology and evaluation.
- **Human Resources & Compensation Committee.** Throughout the year, when establishing compensation program elements, making awards and determining final payouts for incentive compensation, the HRCC considers the relationship of Mastercard's risk oversight practices to employee compensation policies and practices for all employees (including non-executive officers), including whether our compensation programs create or encourage excessive risk taking that is reasonably likely to have a material adverse effect on the company. We further discuss the HRCC's assessment of risk under "Executive compensation–Compensation discussion and analysis–Risk assessment" (pg 78).
- **Nominating & Corporate Governance Committee.** The NCG oversees risks by meeting periodically throughout the year to proactively consider and address key governance, legal and policy matters that could have a significant reputational impact on Mastercard and its public affairs and matters of concern raised by stockholders, including business strategy, board refreshment, compensation practices, risk oversight, human rights, environmental stewardship, sustainability, inclusion and diversity.

Board oversight of information security, including cybersecurity and data privacy

Given the importance of information security and privacy to our stakeholders, our Board receives an annual report from our Chief Security Officer (CSO) to discuss our program for managing information security risks, including cyber and data security risks. The Audit Committee also receives annual briefings on both information security and data privacy from the CSO and Chief Privacy Officer. Both the Board and the Audit Committee receive regular reports on our cyber readiness, adversary assessment and risk profile status. In addition, the Board, Audit Committee and NCG receive information about these topics as part of regular business and regulatory updates, and our directors are apprised of incident simulations and response plans, including for cyber and data breaches.

Program highlights

- ✓ We are committed to the responsible handling of personal information, and we balance our product development activities with a commitment to transparency, fairness and non-discrimination.
- ✓ Our multi-layered information security and data privacy programs and practices are designed to ensure the safety, security and responsible use of the information and data our stakeholders entrust to us.
- ✓ We work with our customers, governments, policymakers and others to help develop and implement standards for safe and secure transactions, as well as privacy-centric data practices.
- ✓ Our programs are informed by third-party assessments and advice regarding best practices from consultants, peer companies and advisors.
- ✓ We continually test our systems to discover and address any potential vulnerabilities.
- ✓ We maintain a business continuity program and cyber insurance coverage.

Corporate Governance Practices

Our robust corporate governance practices and policies align with our strategic objectives and result in effective, independent oversight.

Board structure and practices	Risk management and compensation	Social responsibilities and other stockholder concerns
• Each of our Board members is elected annually • We have majority voting for our director elections • 13 of 14 Board nominees are independent • We have adopted proxy access • Our independent directors meet frequently in executive session • Our Board and committees engage in annual self-evaluations • Our Board continuously assesses refreshment • Our Board Chair is independent • Each director's service is limited by age (72) and tenure (15 years)	• Our Board oversees our risk management practices, fostering a risk-aware culture while encouraging thoughtful risk taking • Our Board receives information about cyber readiness, adversary assessment and our risk profile status and is apprised of incident simulations and response plans, including for cyber and data breaches • We have stock ownership requirements for executive officers and certain other senior executives and guidelines for directors • Our Board is actively engaged in managing talent and long-term succession planning	• We published our first Human Rights Statement in April of 2020, which can be found on our website at https://www.mastercard.com/global/human-rights-statement.html • We engage with our stockholders on key issues • We publish an annual Sustainability Report and additional information about our sustainability program on our website • We have articulated on our website our commitment to gender equality and diversity • We post enhanced political activity disclosure on our website • Our Code of Conduct and Insider Trading Policies prohibit inappropriate trading activities, including hedging and pledging arrangements

Engaging with our stockholders

Management and directors proactively engage with our stockholders throughout the year in a variety of forums. We have engaged with our stockholders in our boardroom, by telephone, in person at external venues and at governance conferences at which stockholders also were present. Our interactions cover a broad range of governance and business topics, including strategy and execution, board refreshment, compensation practices, risk oversight, sustainability and culture/human capital. The exchanges we and our Board have had with stockholders provide us with a valuable understanding of our stockholders' perspectives and meaningful opportunities to share views with them.

On sustainability matters, we welcome the views of an even broader range of stakeholders who serve as critical partners in identifying our key sustainability areas of impact. We regularly engage with these stakeholders to assure that we understand their vantage points and concerns. Some of Mastercard's primary stakeholder categories for sustainability include: civil society organizations, employees, financial institutions, merchants and other business partners, governments, international organizations, stockholders, and regulators. This diverse engagement is designed to ensure that we are prioritizing issues that are important to both our stakeholders and our long-term business success.

Key corporate governance documents

We encourage you to visit the "Corporate Governance" area of the "Investor Relations" section of our website (https://investor.mastercard.com/investor-relations/corporate-governance/default.aspx) where you will find information about corporate governance at Mastercard, including our key governance documents listed below.

- Corporate Governance Guidelines
- Code of Conduct
- Whistleblower Policy
- Board Committee Charters
- Supplemental Code of Ethics
- Privacy and Data Protection Report
- Political Activity Statement

Code of Conduct and Supplemental Code of Ethics

We have a written Code of Conduct that applies to all of our directors, executive officers and employees and provides a statement of Mastercard's policies and procedures for conducting business legally and ethically. In addition, Mastercard has adopted a written Supplemental Code of Ethics that applies only to the CEO, CFO, Controller and certain other senior officers. We will promptly disclose, if required by applicable laws, any amendment to, or waiver from, our Code of Conduct or Supplemental Code of Ethics granted to directors or executive officers by timely posting such information on our website.

Where to find our Code of Conduct and Supplemental Code of Ethics
Go to our website at https://investor.mastercard.com/investor-relations/corporate-governance/policies-and-reports/default.aspx.
Request copies (free of charge) by writing to: Office of the Corporate Secretary 2000 Purchase Street Purchase, NY 10577 Attention: Janet McGinness

Hedging/pledging prohibitions and insider trading policy

Our Code of Conduct includes various prohibitions against inappropriate trading activities in relation to Mastercard securities. Employees (including executive officers) and non-employee directors are not permitted to hedge their economic exposure to the Mastercard stock they own, meaning that engaging in, trading in or writing options; buying puts, calls or other derivative securities; or engaging in short selling or similar types of transactions in Mastercard securities are prohibited. In addition, employees and non-employee directors are not permitted to buy Mastercard securities on margin unless arrangements are made to cover any margin calls in cash, nor are they allowed to pledge (or hypothecate) Mastercard securities as collateral for a loan.

Under our insider trading policy, directors, named executive officers, other senior executives and other individuals with access to material non-public information about Mastercard are prohibited from engaging in transactions in Mastercard securities during blackout periods (unless those transactions occur as part of a Rule 10b5-1 trading plan).

All directors and executive officers, as well as certain of our other senior executives, are required to pre-clear with the General Counsel all transactions in Mastercard securities (including entering into any Rule 10b5-1 trading plans).

All executive officers and certain of our other senior executives are required to enter into a Rule 10b5-1 plan in order to transact in Mastercard securities. We also permit directors and employees to enter into Rule 10b5-1 plans. All such plans must be approved by the General Counsel . All plans must have a 45-calendar day moratorium (or "cooling-off" period) between entering into a plan and the start of trading under that plan, and no plan may be longer than 12 months.

Communicating with the Board

Stockholders and other interested parties may contact any or all Board members (including our independent Board Chair or the non-management directors as a group), any of its committees or any committee chair by email or mail. Correspondence should be addressed to the Board of Directors or any such individual directors or group or committee of directors by either name or title.

The Corporate Secretary or another member of our Law Department opens all communications to determine whether the contents represent a message to the directors. All correspondence that is not in the nature of advertising or promotion of a product or service or is not trivial, irrelevant, unduly hostile, threatening, illegal, patently offensive or similarly inappropriate will be forwarded promptly to the addressee. If no particular director is named, the communication will be forwarded, depending on the subject matter, to the Audit Committee Chair, the HRCC Chair or the NCG Chair.

Correspondence can be sent:

By email:

corporate.secretary@mastercard.com

By mail:

Mastercard Incorporated
Board of Directors
Office of the Corporate Secretary
2000 Purchase Street
Purchase, NY 10577
Attention: Janet McGinness

The Corporate Secretary will forward to the Audit Committee Chair any correspondence that reflects a complaint or concern involving:

- accounting, internal accounting controls and auditing matters
- possible violations of, or non-compliance with, applicable legal and regulatory requirements
- possible violations of Mastercard's Supplemental Code of Ethics for the CEO and senior officers
- retaliatory acts against anyone who makes such a complaint or assists in the investigation of such a complaint

Whistleblower Policy

Stockholders, employees and others also may report complaints and concerns regarding accounting, internal accounting controls, auditing matters, possible violations of (or non-compliance with) applicable legal and regulatory requirements, possible violations of Mastercard's Supplemental Code of Ethics or retaliatory acts against employees who make such a complaint or assist in the investigation of such a complaint in accordance with our Whistleblower Policy. Our Chief Compliance Officer is responsible for keeping a docket of all reports received under the Whistleblower Policy and summarizing the nature of the complaint and other relevant information. The Chief Compliance Officer will report any recent developments of items listed on the docket in reasonable detail to the Audit Committee Chair (and, if the Chair so directs, to the committee) at or in advance of each regularly scheduled meeting. You can find our Whistleblower Policy in the "Investor Relations" section of our website at https://investor.mastercard.com/investor-relations/corporate-governance/policies-and-reports/default.aspx.

Director independence and related person transactions

Director independence

The corporate governance listing standards of the NYSE require that a majority of the Board (and each member of the Audit Committee, the HRCC and the NCG) be independent. To assist in its independence determinations, the Board has adopted director independence standards as part of our Corporate Governance Guidelines, which you can find on our website at https://investor.mastercard.com/investor-relations/corporate-governance/default.aspx.

No director or director nominee will be considered independent unless the Board affirmatively determines that such individual has (or would have) no material relationship with Mastercard (either directly or as a partner, stockholder or officer of an organization that has a relationship with Mastercard) other than as a Board or committee member. Additional requirements apply to Audit Committee and HRCC members. When making independence determinations, the Board broadly considers all relevant facts and circumstances, as well as any other facts and considerations specified by the NYSE, by law, or by any rule or regulation of any other regulatory body or self-regulatory body applicable to Mastercard. When assessing the materiality of a director's relationship with Mastercard, the Board considers the issue not merely from the standpoint of the director or director nominee but also from that of persons or organizations with which such individual has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships (among others). In addition, the Board applies the independence guidelines set forth in our Corporate Governance Guidelines, which generally track the independence standards set by the NYSE.

In determining the independence of each current non-management director and director nominee, the Board considered any transactions, relationships and arrangements as required by the NYSE Listed Company Manual and under the independence requirements adopted by the Board.

> Based on its review of all of the relevant facts, the Board affirmatively determined that each of our current directors and director nominees is independent under NYSE listing standards and our Corporate Governance Guidelines, except for Mr. Banga (our CEO).

Certain relationships and related person transactions

Board approval of related person transactions

The Code of Conduct requires that any transaction that exceeds $120,000 between Mastercard and a related party, or in which a related party would have a direct or indirect material interest, be promptly disclosed to the General Counsel. The General Counsel is required to disclose such transactions promptly to the Board. Transactions with related parties must be approved or ratified by the Board or a committee of the Board consisting of at least three disinterested directors. Any director having an interest in the transaction is not permitted to vote on such transaction. Under the Code of Conduct, a related party is any of the following:

- an executive officer of Mastercard
- a director (or director nominee) of Mastercard
- a beneficial owner of 5% or more of any class of Mastercard's voting securities
- an immediate family member of any executive officer, director (or director nominee) or beneficial owner of 5% or more of any class of Mastercard's voting securities
- an entity in which one of the above described persons has a substantial ownership interest in or control of such entity

Related person transactions

Alisdair Haythornthwaite, a Mastercard employee, is the son of Richard Haythornthwaite, our Board Chair, who is retiring on December 31, 2020. In 2019, Alisdair Haythornthwaite earned $126,000 in base salary and bonus and received $76,000 as reimbursement for expenses typically covered by the company for employees at his geographic location. He participates in employee benefit plans and programs generally made available to employees of similar responsibility levels, and his compensation is consistent with the total compensation provided to other employees of the same level with similar responsibilities in his geographic location.

Bhargav M. Rajamannar is the son of Raja Rajamannar, an executive officer of the company. In 2019, Bhargav Rajamannar earned $125,000 in base salary and bonus. He participates in employee benefit plans and programs generally made available to employees of similar responsibility levels, and his compensation is consistent with the total compensation provided to other employees of the same level with similar responsibilities. Bhargav Rajamannar's role is not within his father's reporting line, and, therefore, Raja Rajamannar does not participate in any performance or compensation discussions related to his son.

Additional board service requirements

Our certificate of incorporation, by-laws and Corporate Governance Guidelines provide additional requirements for service as a Board member, as well as limited membership for "Industry Directors" (as described below) and officers or employees of Mastercard or any of its subsidiaries (management directors).

Provision	Description
Requirements for service	Only 36% of our Board may be Industry Directors, directors who either currently or during the prior 18 months have an affiliation or relationship (including as a director, officer, employee, or agent or any material business relationship) with any entity (and any of its affiliates) that on or after May 30, 2006 was or becomes a Class A (or principal) or affiliate member of Mastercard International or a licensee of its brands, or with any operator, member or licensee of any general purpose payment card system (or any affiliates of any such entity) that competes with Mastercard. In addition, no director can: • either currently or during the prior three years have an affiliation or relationship (including as a trustee, officer, employee or agent or any material business relationship) with Mastercard Foundation or • be a director, regional board director, officer, employee, or agent of or represent an entity (or an institution that is represented on any board of such an entity) that owns and/or operates a payment card program that is competitive with any of Mastercard's comparable card programs.
Industry Directors and other composition requirements	• At least 64% of the Board must be determined by the Board not to be Industry Directors (directors with the types of relationships described above). • The total number of non-Industry Directors and non-management directors must be at least two greater than the number of Industry Directors and management directors. • Up to one-third of the members of each of the Audit Committee, the HRCC and the NCG may be Industry Directors. • No more than one Industry Director may serve on the NCG. • The Board has deemed Mr. Freiberg and Mr. Tai to be Industry Directors.
Quorum	A majority of the directors in office, provided that a majority of the directors present are neither Industry Directors nor management directors, constitutes a quorum.
Vacancies	Vacancies are to be filled only by a vote of the majority of the directors then in office who are not Industry Directors.
Nominations	Industry Directors cannot participate in nominating or selecting directors.

Director compensation

Mastercard's director compensation is primarily composed of cash and equity-based compensation. The company sets compensation for non-employee directors competitively and in light of the time commitment and prior experience levels expected of directors. Each year, the HRCC's independent consultant, Frederic W. Cook & Company, Inc., performs a review of Mastercard's director compensation levels relative to market data (the same peer companies used for benchmarking and for setting executive compensation). The HRCC recommends the form and amount of director compensation, which is determined by the Board.

As a management director of the company, Mr. Banga receives no such compensation for service on our Board.

2019 director compensation

In June 2019, the Board approved certain changes to director compensation proposed by the HRCC that were developed in consultation with the HRCC's independent consultant intended to align with Peer Group median. The changes in equity compensation were effective with the 2019 equity award and the changes in cash compensation were effective July 1, 2019. The following table describes the components of 2019 director compensation:

Annual compensation for Board service		
Role	Cash	Equity
Non-employee directors	$100,000	$215,000
Chairman of the Board	$180,000	$295,000

Additional compensation for committee service		
Committee	Chair	Member
Audit	$35,000	$17,500
HRCC	$30,000	$15,000
NCG	$25,000	$12,500

Cash compensation is paid in advance in January for the first half of the year and in arrears in December for the second half of the year. The annual retainer and any committee retainer fees are prorated for partial year Board or committee service. Under the Mastercard Incorporated Deferral Plan, non-employee directors are eligible to defer all or part of their cash compensation into a non-qualified deferred compensation arrangement. Directors who elect to defer cash compensation receive earnings on their deferrals based on investment elections. None of the investment options provides returns considered to be above-market or preferential.

Annual stock grants are awarded upon a director's election on the date of the annual meeting of stockholders, are immediately vested with a four-year transfer restriction, and in the form of restricted stock or deferred stock units. Each director selects the form of his or her award during an annual election process. Directors elected to the board outside of the annual meeting of stockholders are granted a prorated equity award.

Non-employee directors are eligible to have Mastercard make matching gift contributions of up to $15,000 annually to eligible charities in the name of the director. In addition, non-employee directors are eligible to have Mastercard make contributions up to $5,000 to a charity of their choice to match director contributions to Mastercard's Political Action Committee. Directors are reimbursed for expenses related to attending Board and committee meetings.

Director stock ownership guidelines

Each non-employee director is expected, within six years of joining the Board, to accumulate an ownership position in our stock equal to five times the applicable annual cash retainer. All current non-employee directors have holdings that exceed the guidelines' recommended ownership level, except Mses. Moon and Sulzberger, who have not yet reached their respective guideline compliance dates.

2019 total director compensation

The following table summarizes the total compensation earned in 2019 by each of our current non-employee directors:

Name	Fees earned or paid in cash ($)	Stock awards ($) [1,2]	All other compensation ($) [3]	Total ($)
(a)	(b)	(c)	(d)	(e)
Richard Haythornthwaite, Board Chair	207,500	295,053	15,000	517,553
Silvio Barzi[4]	62,500	—	—	62,500
David R. Carlucci	127,500	215,056	20,000	362,556
Richard K. Davis	117,500	215,056	5,000	337,556
Steven J. Freiberg	145,000	215,056	15,000	375,056
Julius Genachowski	112,500	215,056	9,603	337,159
Choon Phong Goh	111,250	215,056	—	326,306
Merit E. Janow	130,833	215,056	13,110	358,999
Nancy Karch[4]	60,000	—	15,000	75,000
Oki Matsumoto	112,500	215,056	—	327,556
Youngme Moon[5]	66,667	215,056	—	281,723
Rima Qureshi	116,250	215,056	—	331,306
José Octavio Reyes Lagunes	123,750	215,056	—	338,806
Gabrielle Sulzberger	111,250	215,056	20,000	346,306
Jackson Tai	127,500	215,056	20,000	362,556
Lance Uggla	68,333	215,056	—	283,389

1 Effective July 1, 2019, the annual equity retainer for Board service was increased from $195,000 to $215,000

2 Amount represents the aggregate grant date fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 excluding the effects of estimated forfeitures in connection with all stock awards granted to Board members in 2019. The share price used for converting the grant made on June 25, 2019, the date of the 2019 annual meeting of stockholders, was the closing price of our common stock on the NYSE on that date ($259.73 per share). Mr. Haythornthwaite's award represents 1,136 shares of restricted stock. Awards for Mr. Reyes, Mr. Goh, Mr. Davis, and Ms. Moon represent 828 shares of restricted stock. Awards to all the other Board members represent 828 DSUs per director. All stock awards, including restricted stock, are subject to a minimum four-year transfer restriction.

3 Amount represents company-paid charitable matching contributions.

4 Mr. Barzi and Ms. Karch retired from the Board in June 2019.

5 Ms. Moon joined the HRCC in December 2019.

The following table further describes the fees paid in cash to each non-employee director for 2019, as shown in column (b) of the above table:

Name	Annual retainer ($)	Audit committee retainer ($)[1]	HRCC retainer ($)[2]	NCG committee retainer ($)[3]	Fees earned or paid in cash ($)
Richard Haythornthwaite, Chairman of the Board	180,000	16,250	—	11,250	207,500
Silvio Barzi[4]	50,000	7,500	5,000	—	62,500
David R. Carlucci	100,000	16,250	—	11,250	127,500
Richard K. Davis[5]	100,000	—	17,500	—	117,500
Steven J. Freiberg[6]	100,000	32,500	12,500	—	145,000
Julius Genachowski	100,000	—	12,500	—	112,500
Choon Phong Goh	100,000	—	—	11,250	111,250
Merit E. Janow[7, 8]	100,000	—	12,500	18,333	130,833
Nancy Karch[4, 7]	50,000	—	—	10,000	60,000
Oki Matsumoto	100,000	—	12,500	—	112,500
Youngme Moon	58,333	—	8,333	—	66,666
Rima Qureshi	100,000	16,250	—	—	116,250
José Octavio Reyes Lagunes[5]	100,000	—	23,750	—	123,750
Gabrielle Sulzberger	100,000	—	—	11,250	111,250
Jackson Tai	100,000	16,250	—	11,250	127,500
Lance Uggla	58,333	10,000	—	—	68,333

1 On July 1, 2019, the Audit Committee member retainer increased from $15,000 to $17,500.
2 On July 1, 2019, the Human Resources and Compensation Committee member retainer increased from $10,000 to $15,000.
3 On July 1, 2019, the Nominating and Corporate Governance Committee member retainer increased from $10,000 to $12,500.
4 Mr. Barzi and Ms. Karch retired from the Board in June 2019.
5 On July 1, 2019, the Human Resources and Compensation Committee Chair retainer increased from $25,000 to $30,000. In September 2019, Mr. Davis replaced Mr. Reyes as HRCC Chair and Mr. Reyes continued as a member of the Committee. Mr. Reyes was compensated as Chair of HRCC through September 2019 (9 Months) and as a Committee member (3 months).
6 On July 1, 2019, the Audit Committee Chair retainer increased from $30,000 to $35,000.
7 In June 2019, Ms. Janow replaced Ms. Karch as NCG Chair.
8 On July 1, 2019, the Nominating and Corporate Governance Committee Chair retainer increased from $20,000 to $25,000.

Sustainability

03

"Our purpose drives us forward. Our sense of Mastercard as a member of society, with the responsibility to benefit people and partners, stockholders and customers alike, compels us to make more connections, further amplifying the network effect. We're working to scale "Doing Well by Doing Good" by making commercially sustainable social impact the new paradigm for business as usual, because we believe being purpose-driven is fundamental to sustainability - for everyone."

– Ajay Banga

Sustainability

As our CEO has shared, we believe that it's time for 'doing well by doing good' to become business as usual. As a global company that serves customers in more than 210 countries and territories, we understand how interconnected the world is, and we see firsthand how our commitment to environmental and social responsibility - and our core value of operating ethically and responsibly and with decency - is directly connected to our continuing success as a business.

Our mission is to connect and power an inclusive, digital economy that benefits everyone, everywhere by making transactions safe, simple, smart, and accessible. Using secure data and networks, partnerships and passion, our innovations and solutions help individuals, financial institutions, governments, and businesses realize their greatest potential. Our decency quotient, or DQ, drives our culture and everything we do inside and outside of our company. Decency serves as the basis for the kinds of relationships and respect that drive innovation and urgency and sets the stage for open-minded and thoughtful collaboration with others. It helps us challenge perspectives, not people, in a respectful and direct manner to achieve the best outcomes. And, it challenges us to think more broadly about solutions that speak to a host of intertwined needs.

We recognize that Mastercard cannot succeed in a failing world. We thrive when economies thrive, and a successful economy is sustainable only when it is inclusive and when prosperity is shared. By conducting business in an open and transparent way, advancing inclusive growth, building an inspired workforce and being good stewards of the environment, we are building a sustainable world that unlocks priceless possibilities for all.

Governance

Sustainability at Mastercard is driven from the top by our Board of Directors and CEO and is embedded at every level of our company. Because sustainability is part of our strategic thinking, the full Board oversees certain sustainability matters directly as part of both regular market reviews of different geographic areas and strategic reviews of: strategic growth, products and innovation, enterprise partnerships, and data and services. The Board also annually reviews talent matters.

All three Board committees also oversee discrete sustainability matters from a strategic and risk management perspective. In particular, the HRCC discusses people and culture regularly. The Audit Committee discusses ethics and compliance and receives regular reporting regarding business risks and opportunities, some of which address sustainability issues such as data privacy. The Nominating and Corporate Governance Committee considers sustainability matters more generally including overseeing the development of a human rights framework and overseeing the management of our social impact as well as our environmental stewardship programs.

Our senior management works together to advance our global sustainability efforts across the organization. Our Chief Sustainability Officer (CSO) is tasked with integrating sustainability initiatives across business units and leveraging them as enterprise-wide drivers of growth. The CSO reports to the Vice Chairman and President of Strategic Growth, who reports directly to the CEO. Both the President of Strategic Growth and the CSO report on a regular basis to the Board and the relevant Committees on sustainability matters.

Assessment

In addition to on-going engagement with a diverse range of stakeholders, we review our key areas of impact each year. Every few years, we plan to conduct a more formal assessment that captures the views from internal and external stakeholders on environmental, social and governance (ESG) topics most important to our company. This formal stakeholder engagement ensures that we are prioritizing key areas of impact that are important to our external stakeholders and our long-term business success.

We invite you to visit our website (https://www.mastercard.us/en-us/vision/corp-responsibility.html) to read our Sustainability Report and to learn more about our commitment to being a force for good.

The following are highlights from our four priority areas that cover the 2019 fiscal year, spanning January 1 to December 31, 2019, unless otherwise noted:

Inclusive Growth: Creating a more inclusive world through our products, programs and partnerships

- In 2015, Mastercard set an ambitious goal to bring 500 million individuals into the financial system by 2020. As that goal has been met, Mastercard pledges to raise the total commitment to 1 billion people worldwide by bringing another 500 million people into the digital economy by 2025. In addition, the company is committed to connecting 50 million micro and small businesses to the digital economy by 2025, including by enabling them to accept electronic payments.
- Master Your Card is a community empowerment educational program sponsored by Mastercard that helps customers, local businesses and community organizations learn how to get more from their money by using electronic payments technology. The program engaged directly with 2000+ individuals and small and medium enterprises through various partner engagements and events in more than ten U.S. markets.
- We are collaborating with global apparel brands and local banks to digitize wages within key factories, beginning in Bangladesh, Egypt and Cambodia. As part of the effort, Mastercard has developed Digital Wage Toolkits that are being used to help factories and workers transition to digital payrolls. We are also directly training some workers to better manage their finances and encourage greater use of safe, secure and speedy digital payments.
- In April 2020, Mastercard reaffirmed its commitment to small business owners, often hit hardest by the COVID-19 pandemic, by committing $250 million over five years in support, along with three months of free access to our cyber security and Local Market Intelligence ™ solutions.

Our People and Culture: Leveraging our core values to make our company the place where the best people choose to be

- As of September 1, 2019, women represented nearly 40% of our global workforce and 32% of our senior management roles. In the U.S., racial and ethnic minorities represented 37% of our workforce and 33% of our senior management.
- Based on the available employee population as of September 1, 2019 and based on our latest analysis of gender pay equity, which measures whether men and women are paid fairly given factors like role, job level, experience, contributions, geography and so forth, women earned $1.000 to every $1.000 men earned. In the U.S., racial and ethnic minorities earned $1.005[1] compared to every $1.000 earned by Caucasian employees.
- We contribute a minimum of 10% of base pay, globally, to our employees' retirement plans. As a result of retirement initiatives, our participation yielded over 92%.
- Our parental leave policy supports employees in all geographies - regardless of race, gender, sexual orientation or local laws - for adoption and childbirth.
- Approximately 39% of employees supported more than 3,400 charities through monetary donations or by contributing more than 73,000 volunteer hours to support these charities.

[1] $1.006 as of March 1, 2020

Environmental Stewardship: Responsibly managing our environmental footprint and creating environmentally conscious solutions

- We increased our CDP climate change score to a 'B' and maintained our Supplier Engagement Rating of an 'A'.
- This spring, Mastercard joined RE100 with a commitment to shift to 100 percent renewable energy across all of its global operations for 2020 and beyond. This extends the company's commitment to continuously manage and improve our environmental footprint.
- In January 2020, we launched the Priceless Planet Coalition, a platform to unite corporate sustainability efforts and make meaningful investments to preserve the environment. Together with partners who share a commitment to doing well by doing good, the Priceless Planet Coalition is pledging to plant 100 million trees over five years.
- Mastercard and Doconomy are collaborating to bring the ability for a Mastercard issuer to offer their cardholders the ability to track and understand their carbon footprint based on purchases made.

Ethical and Responsible Standards: Acting responsibly and with integrity guided by the highest standards of ethical behavior

- Our NCG charter was amended in February 2020 to include responsibility for overseeing Mastercard's policies and programs and monitoring governance trends in corporate responsibility, environmental stewardship, human rights, inclusion and diversity, and other matters of significance to Mastercard and its stockholders.
- In April 2020, we adopted and disclosed our Human Rights Statement, which describes our commitment to respecting and promoting human rights and the principles upon which that commitment is based. The statement also details the areas of our business that our commitment impacts, including our approach to data, our network, our workforce and our supply chain.
- We launched the Global Data Responsibility Imperative, an effort to ensure all of our data practices respect our customers, individuals and all constituents. The initiative is centered on four practices to protect an individual's data with six corresponding principles that ensure our ethical collection, management and use of data.
- Mastercard introduced the *True Name*™ card as a way to ease the ability for transgender and non-binary account holders to use a name that is authentic to their gender identity.

04

Management Committee

Our Management Committee presents strategic plans to the Board for review and implements the company's strategic direction. The Management Committee consists of our executive officers and additional members of management.

Management Committee members

Our executive officers are identified below by bold-face type.

Name	Title
Ajay Banga	**Chief Executive Officer**
James Anderson	Executive Vice President, Commercial Products
Ajay Bhalla	**President, Cyber & Intelligence Solutions**
Ann Cairns	**Vice Chairman**
Gilberto Caldart	**President, International**
Dimitrios Dosis	President, Advisors
Carlo Enrico	President, Latin America and Caribbean
Michael Fraccaro	**Chief People Officer**
Michael Froman	**Vice Chairman and President, Strategic Growth**
Francis Hondal	President, Loyalty & Engagement
Linda Kirkpatrick	President, U.S. Issuers
Jorn Lambert	Executive Vice President, Digital Solutions
Hai Ling	Co-President, Asia Pacific
Raghu Malhotra	President, Middle East and Africa
Edward McLaughlin	**President, Operations and Technology**

Name	Title
Sachin Mehra	**Chief Financial Officer**
Carlos Menendez	President, Enterprise Partnerships
Michael Miebach	**President and Chief Executive Officer-elect**
Tim Murphy	**General Counsel**
Javier Perez	President, Europe
Jennifer Rademaker	Executive Vice President, Customer Delivery
Raja Rajamannar	**Chief Marketing & Communications Officer and President, Healthcare**
Blake Rosenthal	Executive Vice President, Acceptance Solutions
Ari Sarker	Co-President, Asia Pacific
Kush Saxena	Executive Vice President, U.S. Merchants and Acceptance
Andrea Scerch	President, Consumer Products and Processing
Raj Seshadri	**President, Data & Services**
Kevin Stanton	**Chief Transformation Officer**
Paul Stoddart	President, New Payments Platforms
Craig Vosburg	**President, North America**

Leadership Transition

On January 1, 2021, Michael Miebach will succeed Ajay Banga as President & CEO of Mastercard. Mr. Haythornthwaite will retire from the Board on December 31, 2020 and will be succeeded by Mr. Banga, who will serve as Executive Chair. Ms. Janow will assume the role of lead independent director at that time.

Information about Mr. Miebach and our other executive officers (including Mr. Banga, whose biography is included above under "Nominees for election as directors" at pg 23) may be found in our 2019 Form 10-K.

Our Management Committee members have diverse perspectives.



20%

6 management committee members are women



30%

9 management committee members are millennials or baby boomers



43%

13 management committee members are located in non-U.S. offices



Our management committee members hail from 14 countries across 4 continents

53

Average age of management committee members

10+

Unique industry work experiences, including:

- Retail
- Energy
- Federal Government
- Automotive
- Health

Executive compensation

05

This section describes our executive compensation program for 2019 and certain elements of the 2020 compensation program for our named executive officers.

CD&A Table of Contents

62
Executive summary

66
Our executive compensation program

73
Other elements of compensation

74
Annual compensation decision-making participants and process

75
Peer group

76
2020 compensation decisions

77
Additional compensation program features and policies

79
Compensation Committee report

80
2019 Compensation tables

Proposal 2: Advisory approval of Mastercard's executive compensation

The Board of Directors unanimously recommends that stockholders vote FOR the advisory approval of our executive compensation as disclosed in this proxy statement

We are asking stockholders to approve an advisory (non-binding) resolution on the compensation of our NEOs. As previously described in detail in the CD&A, our compensation and benefit programs are significantly performance based and are designed to attract, retain and motivate our NEOs, who are critical to our success, and to align their interests with those of our stockholders. Our Board continues to believe that our executive compensation program and policies are effective in achieving these core principles.

The HRCC routinely reviews the compensation and benefit programs for our NEOs to ensure that they achieve the desired goals of closely aligning our executive compensation with performance and with our stockholders' interests. These reviews have resulted in a number of changes over the last several years.

We are asking stockholders to indicate their support for our NEO compensation as described in this proxy statement. This proposal, commonly known as a say-on-pay proposal, gives stockholders the opportunity to endorse or not endorse our executive compensation. This vote is not intended to address any specific item of compensation but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement. Accordingly, we are asking stockholders to vote FOR the following resolution at the Annual Meeting:

> "RESOLVED, that the compensation paid to Mastercard's named executive officers, as disclosed in this proxy statement pursuant to the SEC rules, including the Compensation discussion and analysis, compensation tables and any related narrative discussion, is hereby approved."

Because this vote is advisory, it will not be binding on Mastercard, the Board or the HRCC. However, the Board and the HRCC value the opinions of our stockholders and will review and consider the voting results when considering our executive compensation program.

Our Board has determined to hold annual say-on-pay advisory votes. Unless the Board determines otherwise, the next say-on-pay advisory vote will be held at our 2020 annual meeting of stockholders.

For an understanding of our executive compensation program information and, in particular, the changes we made this year, we strongly encourage you to read:

- "Compensation discussion and analysis" (pgs 62 - 79)
- "Summary Compensation Table" and additional compensation tables (pgs 80 - 95)

Compensation discussion and analysis

This Compensation Discussion and Analysis (CD&A) describes Mastercard's executive compensation program for 2019, as well as certain elements of the 2020 program for our named executive officers (NEOs), who are listed below and appear in the Summary Compensation Table on pg 80.

Named executive officers	Role
Ajay Banga	Chief Executive Officer
Sachin Mehra [1]	Chief Financial Officer
Michael Froman	Vice Chairman, President, Strategic Growth
Michael Miebach [2]	President and CEO-elect
Craig Vosburg	President, North America
Martina Hund-Mejean [1]	Former Chief Financial Officer

[1] In a planned succession, on March 31, 2019, Ms. Hund-Mejean stepped down as Chief Financial Officer and Mr. Mehra became Chief Financial Officer effective April 1, 2019. Ms. Hund-Mejean remained with the company until her retirement in October 2019 and was not an executive officer of the company on December 31, 2019.

[2] As announced in early 2020, Mr. Miebach was promoted from Chief Product Officer to President on March 1, 2020 and will succeed Mr. Banga as Chief Executive Officer on January 1, 2021 at which time, Mr. Banga will become Executive Chairman (see page 59 for more information).

Executive summary

Mastercard's strategy

We grow, diversify and build our business through a combination of organic and inorganic strategic initiatives. Our ability to grow our business is influenced by:

- growing personal consumption expenditure (PCE)
- driving cash and check transactions toward electronic forms of payment
- increasing our share in the payments space

For more information on our strategy, please see the section titled "Strategy" on pg 17.

2019 financial and operational highlights

In 2019, Mastercard continued to deliver strong financial and operational results, significantly outperforming on a number of performance metrics:

GAAP		
Net revenue	Net income	Diluted EPS
$16.9B	$8.1B	$7.94
up 13%	up 39%	up 42%

NON-GAAP[1] (currency-neutral)		
Net revenue	Adjusted net income	Adjusted diluted EPS
$16.9B	$7.9B	$7.77
up 16%	up 20%	up 23%

Gross dollar volume YOY (local currency basis)	Cross-border volume growth (local currency basis)[2]	Switched transactions[2]
$6.5T		87.3B
up 13%	up 16%	up 19%

[1] Non-GAAP results exclude the impact of gains and losses on equity investments, Special Items and/or foreign currency. Refer to the Appendix for the reconciliation to the most direct comparable GAAP financial measures and our reasons for presenting them.

[2] Growth rates are normalized to eliminate the effects of differing switching and carryover days between periods. Carryover days are those where transactions and volumes from days where the company does not clear and settle are processed

Mastercard's strong performance has resulted in the substantial appreciation of our stock price from a split-adjusted per share price of $3.90 at the time of our initial public offering in May 2006 to a closing stock price of $298.59 per share as of December 31, 2019.

Our total shareholder return (TSR), which consists of stock price appreciation and reinvestment of dividends, outperformed our peer group used for 2019 compensation decision making and the S&P 500 Index over 1-, 3- and 5-year time horizons.

Annualized total shareholder return

As of December 31, 2019


60%
45%
30%
15%
0%
30.0%
22.7%
11.8%
46.6%
29.3%
16.5%
59.2%
37.2%
28.9%
5-Yr TSR (CAGR)
3-Yr TSR (CAGR)
1-Yr TSR
Mastercard
Peer group median
S&P 500

Source: FactSet

Capital returned to stockholders in 2019			Cash flow from operations
Total	Repurchased shares	Dividends	2019
$7.8B	$6.5B	$1.3B	$8.2B

2019 executive compensation highlights

Annual incentive

Based on performance outcomes for 2019, the corporate score (based on Mastercard's adjusted net income and adjusted net revenue goals, adjusted for performance against strategic objectives) for purposes of paying annual incentives under our Senior Executive Annual Incentive Compensation Plan (SEAICP) was 125% of target, and our NEOs' Individual Performance Factors (IPFs) ranged from 100% to 145% (see pages 68 - 69 for more information).

Performance stock unit awards

The payout rate of the 2017 Performance Stock Unit (PSUs) awards (based on Mastercard's three-year adjusted net revenue and adjusted earnings per share (EPS) growth, modified by Mastercard's TSR relative to the S&P 500) was at the maximum level of 200% of target (see pg 71 for more information).

Alignment of pay with performance

Our executive compensation program in 2019 continued to deliver pay supported by strong, consistent operating and total shareholder return performance. The following charts show CEO total compensation (as disclosed in the Summary Compensation Table) compared with the value of a $100 investment made in Mastercard stock on January 1, 2011, the start of our CEO's first full year in the role:


$25
$20
$15
$10
$5
$0
CEO compensation
2011 2012 2013 2014 2015 2016 2017 2018 2019
CEO total SCT compensation ($mm)


$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Value of investment
2011 2012 2013 2014 2015 2016 2017 2018 2019
$100 investment made on January 1, 2011

Since 2011, over the tenure of our CEO, Mastercard has delivered sustained growth, increasing market capitalization by more than $270 billion and delivering a cumulative TSR of 1,297%.

Positive pay practices

The HRCC and management periodically review our compensation and benefit programs. Accordingly, we have adopted a number of practices over the last several years that affect our executive compensation program:

	What we do
☑	Pay for performance
☑	Align executive compensation with stockholder returns through long-term incentives
☑	Maintain significant stock ownership requirements and guidelines
☑	Use appropriate peer groups when establishing competitive compensation
☑	Review management succession and leadership development programs
☑	Reward for individual performance but with limits that cap individual payouts in executive incentive plans
☑	Regularly assess compensation programs to mitigate undue risk taking by executives
☑	Mandate "double-trigger" provisions for all plans that contemplate a change in control
☑	Maintain robust clawback and equity award forfeiture policies
☑	Retain an independent compensation consultant
☑	Hold an annual say-on-pay advisory vote

	What we don't do
☒	No hedging or pledging of Mastercard stock
☒	No excise tax gross-ups for executive officers
☒	No tax gross-ups, other than under our global mobility programs
☒	No repricing stock options
☒	No new evergreen employment agreements
☒	No dividend equivalents on unvested equity awards
☒	No guaranteed annual salary increases or bonuses
☒	No granting of discounted or reload stock options

Stockholder feedback

At our 2019 annual meeting of stockholders, 95% of votes cast supported our executive compensation program. We view this level of stockholder support as an affirmation of our current pay programs and pay for performance philosophy.

The committee, with input from the independent compensation consultant, considered the vote results, investor input and current market practices as it evaluated whether changes to the compensation program were warranted.

Looking Ahead: Compensation Program Enhancements for 2020

To further the alignment of our executive compensation programs with the interest of our stockholders and support the company's strategic objectives, the HRCC made the following changes for 2020:

- Increased the proportion of PSUs from 50% to a minimum of 60% of the target value of the annual long-term incentive program; and
- Reduced the proportion of stock options from 50% to no more than 20% of the target value of the long-term incentive program; and
- Introduced Restricted Stock Units (RSUs) as no more than 20% of the target value of the annual long-term incentive program


2019
50%
50%
2020
60%
20%
20%
0%
20%
40%
60%
80%
100%
PSUs
Options
RSUs

We expect these changes to strengthen the alignment of pay and performance, consistent with our executive compensation philosophy and address feedback received from our stockholder engagement process.

For more information on 2020 compensation decisions, see pg 76.

Our executive compensation program

Executive compensation philosophy

Mastercard's executive compensation program is designed to support our strategic objectives to grow, diversify and build our business and to attract, motivate and retain our executives, who are critical to Mastercard's long-term success. Our executive compensation program is based upon and designed to address three core principles:

Align the long-term interest of our executives with stockholders	Our compensation program strongly aligns the long-term interest of our stockholders with that of our executives through the use of equity compensation, which is largely long term in nature.
Pay for performance	The majority of the compensation of our CEO and other NEOs is variable and at-risk and tied to pre-established goals linked to financial and strategic objectives designed to create long-term stockholder value and drive our objectives to grow, diversify and build our business.
Pay competitively	Each year, the HRCC assesses the competitiveness of total compensation levels for executives to enable us to successfully attract, motivate and retain top executive talent.

Our HRCC, composed solely of independent directors, is responsible for the oversight of our executive compensation program and determines the compensation to be paid to our executive officers. The program is designed to attract, retain, and motivate senior executives to achieve financial and strategic results that create sustainable value for stockholders, primarily through grants of long-term equity awards rather than annual cash compensation. While our incentive programs are substantially formulaic, the HRCC retains discretion to make adjustments to ensure that compensation appropriately reflects operating performance that is reasonably within management's control and to achieve desired human capital objectives, including the retention and engagement of leadership talent needed to execute our business strategy and create long-term value for stockholders.

Total direct compensation for NEOs

The charts shown below illustrate the total direct compensation (TDC) mix (using the 2019 year-end target values) for Mr. Banga and the average of the other NEOs:

Chief executive officer target total direct compensation mix


94%
At risk
6%
Base salary
16%
Annual incentive
78%
Long-term incentive

Other named executive officers target total direct compensation mix


85%
At risk
15%
Base salary
17%
Annual incentive
68%
Long-term incentive

As these charts demonstrate, a substantial amount of our NEOs' target total direct compensation is variable, at-risk and performance based. Target total direct compensation for our NEOs is weighted more toward long-term incentives, as the HRCC wants to encourage significant focus on long-term growth and stockholder value.

Compensation elements

The primary elements of our executive compensation program consist of base salary, annual incentive and long-term incentive compensation, which we refer to collectively as TDC. The elements of compensation were selected by the HRCC because it considers each element to be important in meeting one or more of the objectives of our core executive compensation principles.

The following table provides information regarding the elements of total direct compensation for our NEOs in 2019:

	Base salary	Annual incentive	PSUs	Stock options
Primary purpose	<------ Attraction and retention ------>			
		Reward short-term performance	<------ Reward long-term performance ------>	
			<------ Align interests with stockholders ------>	
Recipients	<------ All NEOs ------>			
Reviewed	<------ Annually ------>			
Payment/grant date	Ongoing	In February for prior year	<------ March 1 ------>	
Cash/equity	<------ Cash ------>		<------ Equity ------>	
Performance period	Ongoing	1-year	3-year	Until exercised (up to 10-year life)
Competitive level	Established within a range around the median of market-competitive levels of target compensation for similar positions			
Other considerations	Peer group analysis, individual performance, unique program characteristics, job responsibilities, experience and succession			

Incentive compensation performance metrics

The business metrics used under our annual and long-term incentive programs focus on the key drivers for executing our strategy and creating and sustaining long-term stockholder value.

Adjusted net revenue	Revenue growth, both organic and through acquisitions, is critical to our short- and long-term success
Adjusted net income/ Adjusted EPS	Net income (annual incentive) and EPS (long-term incentive) are our primary measures of profitability and capital deployment
Total shareholder return	TSR enhances the link and alignment between stockholders and management

As a growth company, revenue growth is of primary importance, and we include a revenue measure in both our short- and long-term incentive programs and balance it by placing emphasis on profitability in both programs. Holding management accountable for top-line growth over multiple time periods encourages continued focus on sustainable growth instead of over a single, discrete period.

In assessing our performance for the purpose of determining variable compensation awards, we supplement certain measures derived from our consolidated financial statements with measures that exclude the impact of foreign exchange, tax reform, restructuring, litigation, acquisitions and other one-time special items.

Base salary

Base salary is the fixed portion of total direct compensation for our executive officers, including the NEOs. The base salary for each NEO is determined by the HRCC based on various factors, including the peer group data for each position and the assessment of the executive officer's contributions to Mastercard's performance.

The base salary for each executive officer is reviewed as part of the annual compensation decision-making process. Increases occur, at the HRCC's discretion, when the executive officer's base salary is not reflective of the desired market position or when a change in responsibility or individual contributions warrants an adjustment.

As part of the year-end compensation decision-making process, with input from its independent consultant, the HRCC approved the following base salary increases, effective March 1, 2019:

- Craig Vosburg from $600,000 to $625,000
- Michael Miebach from $595,000 to $625,000

As part of Mr. Mehra's promotion to Chief Financial Officer, the HRCC approved a base increase salary increase to $600,000, effective April 1, 2019.

Annual incentive

The HRCC uses the SEAICP to provide a cash incentive award to the executive officers, including the NEOs, for the attainment of annual company, business unit and individual performance objectives that are established at the start of the year (as described in the "Annual Compensation Decision-Making Participants and Process" on page 74).

The determination of the annual incentive, or bonus, for each of our NEOs is based on our corporate score and each NEO's individual performance factor, as shown below.

Corporate score (0%-200%)

Step one: financial score (0%-200%)

2019 financial performance metrics & weightings:

Adjusted net income (2/3rds) | Adjusted net revenue (1/3rd)

Step two: strategic performance adjustment
Financial score above can be adjusted within a range of up 10 percentage points or down 20 percentage points

×

Individual performance factor (0%-200%)

=

Final bonus payout (0%-250% as % of target)

Corporate score

The HRCC uses a two-step process to determine the corporate score:

- **Step one** (**financial score**)**:** calculated based on corporate performance against rigorous and challenging financial performance goals aligned with our annual business plan. We believe adjusted net income and adjusted net revenue are the most important indicators of the successful execution of our strategy and correlate with long-term stockholder value creation.

For 2019, financial performance was strong, as detailed on pg 66 and below, resulting in a financial score of 129%:

Metrics	Goal weight	2018 adjusted actual	2019 performance goals: Threshold (50% payout)	Target (100% payout)	Maximum (200% payout)	2019 adjusted actual*	Score
Adjusted net income–SEAICP ($ millions)	67%	$6,713	$7,398	$7,885	$8,352	$8,044	134%
Adjusted net revenue ($ millions)	33%	$14,931	$16,263	$16,861	$17,459	$16,980	120%
						Financial score	**129%**

* Metrics shown differ from net income and net revenue under GAAP because they exclude the impact of translational and transactional activity related to foreign exchange rate. Adjusted net income – SEAICP also excludes gain/loss on equity investments and special items consisting of litigation provisions and a tax benefit related to U.S. tax legislation. Additionally, adjusted net income – SEAICP reflects the impact of the financial score of 129% before the adjustment determined in Step two as described below.

- **Step two** (**strategic performance adjustment**)**:** based on performance against our strategic objectives established in early 2019. While these objectives do not immediately translate into current year financial results, we believe success against these metrics positions the company for future, sustained growth. If the HRCC believes an adjustment is warranted based on its assessment of performance outcomes versus these pre-defined strategic objectives, the financial score may be adjusted within a range of +10 percentage points to -20 percentage points.

For 2019, the HRCC approved the following strategic performance objectives, which included:

Grow	our market share across core products, including Credit, Debit, Pre-paid and Commercial, electronic payments acceptance, digital payments and approval rates
Diversify	our business and revenue by working with new customers, including merchants, governments and digital players, bundling products and services, and broadening financial inclusion for the unbanked and underbanked
Build	creative and innovative products and solutions to support new payment flows and provide services across data analytics, consulting, and safety and security

While the HRCC believes significant objectives were achieved in 2019 with respect to our grow, diversify, and build strategy, the HRCC determined that, due to the work that is still underway to assemble bundled product and service solutions in a seamless way, a strategic performance adjustment reduction of 4 percentage points was appropriate.

With this adjustment, the final corporate score was calculated as follows:

Component	Score
Financial score (a)	129%
Strategic performance adjustment (b)	(4)%
Final corporate score (a+b)	**125%**

For employees designated as part of a business unit, performance against pre-determined business unit goals is factored into the formulaic calculation of the score used to determine those employees' annual incentive bonuses.

Once the corporate score is established, annual incentive payouts are further adjusted for each NEO by an individual performance factor, which is determined through assessing performance against individual performance objectives.

Individual performance factor

Individual objectives are set for each NEO to support the company's strategic objectives and are tied to areas of the business each officer directs.

Below is a summary of each NEO's primary 2019 objectives:

Name	2019 objectives
Ajay Banga	Deliver on key financial metrics and innovation, enhance the perception of Mastercard in the marketplace, build and strengthen relationships with key constituents, position Mastercard for growth as the industry undergoes physical and digital convergence, and drive a culture of decency that emphasizes doing well by doing good both inside and outside the company
Sachin Mehra & Martina Hund-Mejean	Deliver on key financial metrics (including efficiencies), strategic development and execution, acquisitions and integration, and risk management
Michael Froman	Grow strategic partnerships, scale new business opportunities, and advance the company's efforts to partner with governments to address major societal and economic issues
Michael Miebach	Advance globally, all products exploring new technology and trends with a customer-centric mindset to develop and deliver the best experiences with the highest levels of safety and security
Craig Vosburg	Grow revenue in North America region and improve customer satisfaction

The HRCC, with input from the CEO (except in respect of himself), assessed each NEO's performance against his or her individual objectives and contributions to overall company results to determine an IPF.

2019 annual incentive earned

As a result of the decisions discussed above, the HRCC approved the following annual cash incentive payouts for each of the NEOs in early 2019:

Name	2019 base salary	2019 target annual incentive		2019 actual annual incentive	
		% of base	$	% of target	$
Ajay Banga	$1,250,000	250%	$3,125,000	181%	$5,664,063
Sachin Mehra [1]	$600,000	100%	$563,015	150%	$844,523
Michael Froman	$600,000	125%	$750,000	150%	$1,125,000
Michael Miebach [2]	$625,000	125%	$781,250	163%	$1,271,445
Craig Vosburg	$625,000	125%	$781,250	157%	$1,224,844
Martina Hund-Mejean [3]	$750,000	125%	$703,767	120%	$844,521

While each individual is eligible for a maximum bonus of 250% of target, the aggregate plan payout is capped at 200% of target, which includes participants not listed above.

1. Mr. Mehra's 2019 base salary and target annual incentive of 100% of base salary shown above reflect his annual compensation as Chief Financial Officer, effective April 1, 2019. Due to his mid-year promotion, his 2019 bonus target was prorated based on the portion of the year split between pre- and post-promotion.
2. Cash amounts paid to Mr. Miebach are in euro, translated at an exchange rate of 1.19 U.S. dollars per Euro. Mr. Miebach's actual annual incentive payment is calculated using the percentage of target shown above and applying it to his base salary in euro.
3. Ms. Hund-Mejean's 2019 target annual incentive shown above reflects her retirement from the company in October 2019.

Long-term incentives

2019 program overview

We use equity grants as the primary means of providing long-term incentives to our employees and aligning the interests of our employees with stockholders. For 2019, each NEO's annual award consisted of approximately 50% PSUs and 50% stock options. You can find information about the long-term awards to the NEOs in the Grants of plan-based awards in 2019 table (see pg 82).

In making its determination on what types of awards to grant, the HRCC considers the following:

- The effect of having the CEO and other NEOs receive a significant portion of their total direct compensation in equity awards, with multi-year vesting, to motivate and provide an incentive for these officers and to align their interests with those of our stockholders
- Peer group information (see pgs 75-79 for more information)
- Trends in long-term incentive grants
- The accounting treatment of such awards

On March 1, 2019, the HRCC granted the following aggregate dollar amounts of PSUs and stock options under our Amended and Restated 2006 Long Term Incentive Plan (LTIP) to the NEOs:

Name	Performance stock units [1]	Stock options [1]	Total
Ajay Banga	$8,550,000	$7,450,000	$16,000,000
Sachin Mehra [2]	$1,250,000	$1,250,000	$2,500,000
Michael Froman	$1,500,000	$1,500,000	$3,000,000
Michael Miebach	$1,610,000	$1,400,000	$3,010,000
Craig Vosburg	$1,730,000	$1,500,000	$3,230,000
Martina Hund-Mejean	$2,775,000	$2,375,000	$5,150,000

1 Amounts differ from the Summary Compensation Table due to (1) for performance stock units, due to differences in the stock price used to convert grant values to a number of units and the accounting value per unit that is required to be reported in the Summary Compensation Table, and (2) rounding.
2 Mr. Mehra was granted $250,000 in PSUs and $250,000 in Stock Options on March 1, 2019, and upon his promotion to Chief Financial Officer on April 1, 2019, he was granted an additional $1,000,000 in PSUs and $1,000,000 in Stock Options.

Performance stock units

Performance stock units represent approximately 50% of the annual long-term incentive grant value. The current PSU plan design as determined by the HRCC, for the performance period beginning January 1, 2019 and ending December 31, 2021:

- Provides a balanced top- and bottom-line long-term focus through the use of cumulative three-year adjusted net revenue and cumulative three-year adjusted EPS metrics (equally weighted):
  - As personal consumption expenditure is a primary business driver in setting our financial targets and is outside of our control, the targets automatically shift, up or down, on a 1:1 basis, if the PCE falls outside of a predetermined range established at the time the awards are granted
  - EPS targets take into account an initial assumption for share buybacks
- Enhances the link with stockholder returns by adjusting, up or down, the payout from the adjusted net revenue and adjusted EPS metrics by the company's relative total shareholder return, or TSR (stock price performance plus dividends) versus the S&P 500 member companies to reflect the stockholder experience
- Provides a payout range from 0%-200% of the granted units
- Excludes dividends or dividend equivalents prior to vesting
- Shares issuable at vesting are subject to a mandatory one-year holding period
  - Vested PSUs are eligible for dividend equivalents during the mandatory one-year holding period


Payout range
0% - 150%
Initial
PSU grant
EPS
50% of units
+
Net revenue
50% of units
Payout range
0% - 150%
X
Relative TSR
vs. S&P 500
(up to +/- 50%
modifier)
=
Final PSU payout
0%-200% of granted units

Vesting of the 2019 PSUs will be based on Mastercard's performance against the predetermined performance objectives set by the HRCC for the performance period beginning January 1, 2019 and ending December 31, 2021.

The HRCC established the 2019-2021 goals at the same time it authorized the PSU awards for the performance period. The targets are intended to be challenging and appropriately incentivize management to continue to grow profitably and diversify Mastercard in geographic markets with diverse product offerings. Targets are set based on the proposed business plan, and a rigorous process is undertaken to determine the range of performance for each measure. The HRCC relies upon its experience and collective business judgment in establishing goals and believes they are set at levels that require strong performance for a target payout and exceptional performance for maximum payout.

We do not disclose forward-looking targets for our PSUs as the disclosure could result in competitive harm and be detrimental to our operating performance. However, at the completion of the performance period, we retrospectively disclose the performance goals and payouts for all previously granted PSUs.

Stock options

Stock options represent approximately 50% of the annual long-term incentive grant value. We believe stock options are a form of performance-based incentive compensation because they require stock price appreciation to deliver value to an executive, thereby aligning compensation earned with value stockholders receive over the same period of time. For 2019, stock option awards have an exercise price of $227.25 per share, which was the closing price of Class A common stock on the New York Stock Exchange (NYSE) on March 1, 2019, vest in four equal annual installments beginning on March 1, 2020 and have a maximum term of 10 years. Stock options are not eligible for dividends or dividend equivalents.

Settlement of previously granted PSU awards

In 2020, following the completion of the three-year performance period of 2017-2019, Mastercard settled the PSU awards that were granted in 2017. In February 2017, for purposes of funding the PSU awards and to maximize their tax deductibility under Section 162(m) of the Internal Revenue Code, the HRCC established a target based on average return on equity (ROE) over the three-year performance period. At this time, the HRCC also determined that the payout rate for the 2017 PSUs would be tied to performance against three-year adjusted net revenue and adjusted EPS goals and modified by Mastercard's relative TSR performance against S&P 500 companies.

The following table shows the performance assessment against the adjusted net revenue and adjusted EPS metrics:

Measurement	Threshold	Target	Maximum	Actual	Score
Three-year adjusted net revenue CAGR [1]	7%	11%	16%	14.4%	134%
Three-year adjusted EPS CAGR [2]	14%	19%	23%	24.1%	150%
Average of net revenue and EPS score (pre-TSR score)					**142%**

1 Results shown differ from net revenue compound annual growth rate (CAGR) under GAAP because they exclude the impact of 2019 acquisitions, translational and transactional impacts of foreign currency.

2 Results shown differ from EPS CAGR under GAAP because they exclude the impact of 2019 acquisitions, translational and transactional impacts of foreign currency, litigation provisions, accounting changes related to revenue recognition, changes to U.S. tax legislation, contributions made to support inclusive growth efforts, certain discrete tax and other one-time items. The actual impact on EPS from share buybacks versus the initial assumed impact did not result in any change to the final PSU payout.

The following table shows the relative TSR performance assessment, which provides for up to a +/- 50 percentage point adjustment, and the final PSU payout score, which could range from 0%-200% of target:

Measurement	Threshold (50% modifier)	Target (100% modifier)	Maximum (150% modifier)	Actual result	Pre-TSR score **(a)**	Modifier **(b)**
Three-year relative TSR modifier	25th percentile (TSR of 2.35%)	50th percentile (TSR of 35.10%)	75th percentile (TSR of 71.09%)	99th percentile (TSR of 188.91%)	**142%**	**150%**
Payout rate (a x b)					**200%**	

Based on Mastercard's three-year average ROE over the performance period, the 2017 PSUs funded at the maximum level of 200% of target, for purposes of maximizing their tax deductibility under Section 162(m). As set forth in the tables above, the 2017 PSU payout rate was 213% of target, exceeding the plan maximum of 200%. As a result, the 2017 PSUs were earned at the maximum level of 200% of target.

Other elements of compensation

In addition to the primary elements of total direct compensation described above, the NEOs may be eligible for the programs and benefits described below. The compensation related to these programs and benefits is provided in columns (h) and (i) of the Summary Compensation Table.

Perquisites

For reasons of security, efficiency and personal safety, the company requests that Mr. Banga travel by company aircraft and car/driver services, including travel for personal purposes. Mr. Banga reimburses Mastercard, as calculated using the Standard Industry Fare Level rates published by the Internal Revenue Service (IRS), for personal aircraft usage.

Global mobility program

Our global mobility programs are designed to support employees who relocate at the request of the company and provide certain expatriate benefits to facilitate the transition and international assignment, including moving expenses, allowances for housing and goods and services, and tax equalization. The goal of these relocation and expatriate assistance programs is to mitigate the financial impact of the international assignment, including the applicable taxes. This allows Mastercard to quickly meet global business needs and develop our talent.

Mr. Miebach received expatiate benefits under our Standard Global Mobility Program in connection with his international assignment to the U.S. On January 1, 2020, Mr. Miebach localized in the U.S. Upon localization, Mr. Miebach received a localization payment under the standard mobility policy and is no longer eligible for mobility benefits.

Mr. Froman received benefits under our Standard Global Mobility Program in connection to his domestic travel.

Deferred compensation

In 2019, all U.S. employees, including our U.S. NEOs, at or above a certain level whose 2018 base salary was in excess of $190,000, were eligible to defer a portion of compensation into a non-qualified deferred compensation arrangement, referred to as the Mastercard Incorporated Deferral Plan. None of the NEOs elected to defer their 2019 compensation into the plan.

Benefit programs

The HRCC is responsible for reviewing specific benefit arrangements for the NEOs and other key employees to determine competitiveness in the market, as well as to ensure that these programs are consistent with management's objectives to attract, retain and motivate high-performing employees. Mastercard maintains several benefit plans and programs in which the NEOs may be eligible to participate. These plans and programs include:

- Mastercard Savings Plan (Savings Plan): a 401(k) retirement plan for U.S. employees, including NEOs. The components of the plan include employee contributions on a before-tax, Roth IRA and/or after-tax basis and an employer matching contribution. The employer matching contribution was 167% of the employee contributions (up to 6% of eligible compensation). Eligible compensation in the Savings Plan is limited to base salary, up to the applicable IRS limit, which was $280,000 in 2019.
- Restoration Program: an arrangement for certain highly compensated employees, including the NEOs, that restores missed employer contributions due to the compensation limit under Section 401(a)(17) of the 401(k) Savings Plan. Under the Restoration Bonus Plan, each eligible employee receives an annual contribution for the difference between (1) employer contributions the employee would have been eligible to receive for the calendar year under the 401(k) plan if the compensation limit did not apply and (2) the maximum employer contribution up to the compensation limit of 401(a)(17) under the Savings Plan.
- Mastercard's health and welfare programs:
  - Health and welfare programs are available to all U.S. employees working a minimum of 76 hours per month, including the NEOs. These programs include medical, dental, vision, flexible spending accounts, health savings accounts, life insurance, accidental death and dismemberment insurance, disability insurance and business travel accident insurance. In addition, medical, dental and life insurance coverage is available for retirees. Employees who were hired on or before June 30, 2007 are eligible for an employer subsidy that reduces the retiree's cost for participating in the medical and dental programs. The amount of the subsidy is based on the employee's age and service upon retirement. Employees who were hired after June 30, 2007 are eligible for the same retiree programs but without any employer subsidy.

Annual compensation decision-making participants and process

Participants in the compensation decision-making process

Role of the Human Resources & Compensation Committee

- Exclusive decision-making responsibility for all executive compensation matters with input from management and their independent consultant

Role of compensation consultant

- Attend all HRCC meetings
- Review and advise on all material aspects of executive compensation and plan design
- Report on executive compensation trends and best practices
- Participate in the goal-setting process for incentive compensation plans
- Assist with the development of peer group used for comparison of executive compensation
- Conduct market check of executive officer compensation relative to the peer group
- Test pay versus performance
- Provide advice with respect to non-employee director compensation


HRCC
Independent compensation consultant
Executive management

Role of executive management

- CEO, Chief Human Resources Officer and other members of management, as appropriate, attend HRCC meetings
- Responsible for designing and implementing executive compensation programs
- Recommend base salary, annual and long-term incentive awards for executive officers (excluding the CEO)
- Recommend incentive plan performance metrics and goals
- Present significant proposals that affect executive compensation
- The CEO is not present for discussions related to, and plays no role in, the setting of his own compensation

While the HRCC considers the input and advice of management and its independent compensation consultant, the HRCC uses its own independent judgment in making final decisions and approvals on compensation paid to executive officers.

The HRCC has the full authority to retain and terminate the services of the compensation consultant. Each year, the HRCC conducts an independence review of its compensation consultant pursuant to Securities and Exchange Commission (SEC) and NYSE rules. For 2019, the HRCC confirmed FW Cook's independence and determined that no conflicts of interest existed in connection with the services provided. FW Cook provides no other services to Mastercard other than the services rendered to the HRCC.

Annual compensation decision-making process

The following timeline of key events reflects the HRCC's typical annual decision-making process:

February (current year)

Establish

- **Target pay levels**
- **Financial performance metrics and goals**
- **Strategic objectives**

April-September

Evaluate & review

- **Competitive assessment**
- **Governance features**
- **Pay and performance alignment**
- **Stockholder feedback**
- **Talent development**

December

Assess & determine

- **Corporate performance**
  vs. financial metrics
  vs. strategic objectives
- **Executive performance**
  vs. individual objectives

February (following year)

Approve

- **Incentive payment amounts**

Peer group

The HRCC, with assistance from the independent compensation consultant and input from management, establishes Mastercard's peer group.

The selection process begins with a list of potential peer companies, which is filtered using various criteria to determine the final list of peer companies. The following outlines the process that is undertaken by the HRCC to select the peer group, as well as the resulting list of peer companies, used for market comparisons, benchmarking and setting executive compensation levels for 2019:


1
2
3

Peer group

- Accenture
- Adobe
- Alliance Data Systems
- American Express
- Automatic Data Processing
- BlackRock
- Bookings Holdings
- Capital One Financial
- Discover Financial Services
- Fidelity National Information Services
- Fiserv
- Intuit
- PayPal Holdings
- S&P Global
- Salesforce.com
- SAP
- Visa

1 Consider initial list of companies

Initial list:
- Companies in similar industries
- Competitors for executive talent
- Companies that consider Mastercard a peer, are peers of our direct competitors or are considered to be our peers by third parties (i.e., analysts and proxy advisors)

2 Utilize an objective set of screens to create the list of potential peer companies

Size screens:
- Revenue, market cap and market cap to revenue ratio

Performance screens:
- Revenue growth, operating margin

Business screens:
- Industry relevance, global presence

3 Apply secondary list of screens to select the final peer group that in aggregate satisfies the desired objectives

Secondary screens:
- Company strategy, technology-focused companies, international and global brands, consulting services companies

The compensation consultant used the peer group to develop the market data materials that were provided to the HRCC to assist in the 2019 executive compensation decision-making process.

Mastercard's relative size rank within the peer group used for 2019 compensation decision-making is shown below:


0%
25%
50%
75%
100%
Revenue
Net income
Total assets
Market cap

Note: As of year-end 2019.

The HRCC reviews the peer group annually and last approved changes in 2018 effective for 2019 and 2020. In 2019, following its annual review, the HRCC approved the continuation of the current peer group for 2020 compensation decision making.

While the HRCC relies on the peer group analysis to provide market data and relevant trend information, it does not consider the peer group analysis as a substitute for its collective business judgment.

2020 compensation decisions

In February 2020, the HRCC approved the company's annual and long-term incentive plan designs and set rigorous performance targets applicable to the plans. The HRCC also approved certain pay actions relating to 2020 base salaries and incentive opportunities for our executives, including our NEOs. These approvals were made prior to the identification of COVID-19 as a pandemic with significant public health and global economic implications. The HRCC plans to monitor the impact of COVID-19 on company performance and its implications for all stakeholders, including our employees, customers, governments, and stockholders.

Using the methodology that we discussed earlier in the section titled "Total direct compensation for NEOs" and the process we earlier described in Annual compensation decision-making participants and process, the HRCC approved the 2020 target compensation and performance targets for the year ending December 31, 2020 that will be used to determine cash incentive awards that may be paid to NEOs under the SEAICP and for the 2020 PSU awards.

The HRCC approved an increase to the annual base salaries, effective March 1, 2020 for Messrs. Froman, Mehra and Vosburg to $650,000. In addition, the HRCC approved an increase to Mr. Miebach's base salary to $750,000 in connection with his promotion to President, effective March 1, 2020. The base salaries for the other NEOs, including our CEO, remained unchanged. The 2020 annual incentive award opportunities (as a percentage of base salary) under the SEAICP was increased for Mr. Mehra to 115% and for Mr. Miebach to 150%.

On March 1, 2020, the HRCC granted the following aggregate dollar amounts of PSUs, stock options, and RSUs under our LTIP to each NEO:

Name	PSU	Option	RSU	Total
Ajay Banga	$10,575,000	$3,525,000	$3,525,000	$17,625,000
Sachin Mehra	$2,160,000	$720,000	$720,000	$3,600,000
Michael Froman	$3,950,000	$650,000	$650,000	$5,250,000
Michael Miebach	$4,950,000	$650,000	$650,000	$6,250,000
Craig Vosburg	$3,950,000	$650,000	$650,000	$5,250,000

PSUs represents at least 60% of the annual Long-Term Incentive (LTI) value. The PSU design for the 2020 awards is generally consistent with the 2019 design (you can find more information on pg 71). The number of PSUs awarded were converted from the dollar amounts shown above using the stock price on the date of grant, which was $290.25.

Stock Options represent up to 20% of the annual LTI value. Stock option awards have an exercise price of $290.25 per share, the stock price on the date of grant, and will vest in four equal annual installments beginning on March 1, 2021.

RSUs (new for 2020) represent up to 20% of the annual LTI value. The number of RSUs granted is determined based on the stock price on the date of grant, which was $290.25, discounted by the expected dividend yield and awards vest in four equal annual installments beginning March 1, 2021.

Additional compensation program features and policies

Stock ownership requirement and guideline

We believe meaningful equity ownership by our senior executives strengthens the alignment between the long-term interests of our senior executives and stockholders. In order to achieve this, the HRCC requires that Management Committee members (which includes all NEOs) attain the following levels of ownership of shares of the company's common stock:

Stock ownership as multiple of base salary as of December 31, 2019

Role	Requirement	Actual
Ajay Banga	6	81
Sachin Mehra	4	3
Michael Froman	4	0
Michael Miebach	4	6
Craig Vosburg	4	10
Other direct reports to the CEO (average)	4	16
Remaining Management Committee members (average)	2	5

What counts toward stock ownership requirement

- Mastercard shares owned personally and beneficially

What does not count toward stock ownership requirement

- Stock options
- Unvested RSUs and PSUs

Executives subject to an ownership requirement must retain at least 50% of the net shares received from each restricted and performance stock unit vesting event until they are in compliance with their ownership requirement. Compliance with ownership requirements and guidelines are reviewed by the HRCC annually. Messrs. Mehra and Froman were recently appointed to their current roles and are working toward their compliance with the stock ownership requirement. All other NEOs are in compliance with the ownership requirement.

In addition to the ownership requirements described above, an ownership guideline of one times base salary is in place for approximately 140 executives who are given five years from the time they are promoted or hired to comply with their guideline.

If the HRCC determines that an executive is not in compliance with his or her requirement or guideline, it may direct a larger percentage of the executive's future compensation into equity-based compensation.

Stock option grant practices

The HRCC has adopted a policy with respect to equity awards that contains procedures to prevent stock option backdating or other timing issues. Under the policy, the HRCC has exclusive authority to grant equity awards to our NEOs. The policy provides that the HRCC will approve annual equity grants to employees at a meeting prior to March 1 of each year, with the dollar amount for such awards to be set at such meeting and grants to be made effective as of and with an exercise price reflecting the closing price of our Class A common stock on the NYSE on March 1 of each year. If March 1 falls on a weekend, the exercise price for any stock options granted will be the closing price of the stock on the last trading day prior to March 1. Grants of equity awards to new or newly promoted employees or for other special events may be made at other times in the year. These off-cycle grants are issued using an exercise price that reflects the closing price of our Class A common stock on the effective date of the grant.

Clawbacks

In the event of an accounting restatement of materially inaccurate financial results, the SEAICP and LTIP, as well as the PSU grant agreements, include clawback provisions under which the company may recover performance-based compensation in excess of the amounts that would have been paid or earned based on the restated financial results. The PSU clawback is designed to recoup the shares awarded or, in the event the shares have been sold or transferred, the net proceeds from that sale or transfer. The SEAICP and all equity award agreements include a provision allowing the company to recover compensation in cases where detrimental behavior causes material reputational or other harm to the company.

Our NEOs' participation in the LTIP, our long-term incentive plan, is conditioned upon signing a non-solicitation, non-competition and non-disclosure agreement with Mastercard. The non-competition covenant is effective for 12 months, and the non-solicitation covenant is effective for 24 months after termination from Mastercard. The agreement also contains a provision for the recovery by Mastercard, in the event of a violation of the non-solicitation, non-competition or non-disclosure covenants, of gains realized from stock options exercised during the two-year period prior to the date of the violation and the value of any stock awards other than stock options that vested in the two-year period prior to the violation or, to the extent no such stock award vested during that period, the gross amount of annual incentive payouts under the SEAICP.

Risk assessment

The HRCC has reviewed and assessed Mastercard's compensation policies and practices for all employees, including our NEOs. Throughout the year, when establishing compensation program elements, making awards and determining final payouts for incentive compensation, the HRCC considers the relationship of Mastercard's risk oversight practices to employee compensation. The HRCC believes that Mastercard's compensation program and policies do not create or encourage risk taking that is reasonably likely to have a material adverse effect on Mastercard.

Severance agreements

Mastercard entered into an employment agreement with Mr. Banga and Ms. Hund-Mejean. Messrs. Banga, Froman, Mehra, Miebach and Vosburg are each covered by our standard severance and change in control plans for key executives.

When making compensation decisions for the NEOs, the HRCC generally does not specifically consider the potential payments that may be made in the future to the NEOs in the event of termination of employment or in connection with a change in control. The employment agreements provide a general framework for compensation, setting minimum levels of compensation, job responsibilities and severance arrangements governing the obligations of the parties following a termination of employment (either in connection with, or independent of, a change in control of Mastercard). The potential severance payments to Ms. Hund-Mejean under her employment agreement were approved as part of her overall employment agreement after consideration by Mastercard of the need to attract this key executive and encourage retention in the face of the potential disruptive impact of a termination of employment (either in connection with, or independent of, a change in control of Mastercard).

In addition, Mastercard believes that severance payments provide an appropriate incentive for executives to comply with the non-competition, non-solicitation and non-disclosure restrictions following a termination of employment. Moreover, the benefits provided to the NEOs in the event of termination of employment in connection with a change in control of Mastercard are designed to allow the executives to assess takeover bids objectively and to maintain their sole focus on keeping the interests of stockholders the top priority.

You can find further discussion of these severance arrangements in the "Potential payments upon termination or change in control" section that follows this CD&A.

Tax implications – deductibility of executive compensation

As part of its role, the HRCC reviews and considers the limitations on the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code. As amended by the Tax Cuts and Jobs Act of 2017 (TCJA), for tax years beginning after December 31, 2017, Section 162(m) limits to $1 million the federal income tax deduction allowed for annual individual compensation paid to our Chief Executive Officer, Chief Financial Officer, and certain other current and former executive officers. . The HRCC believes that its primary responsibility is to provide a compensation program that attracts, retains and rewards the executive talent needed for Mastercard's success and that a significant portion of our NEOs' compensation should continue to be tied to Mastercard's performance, even if the compensation is not necessarily tax deductible.

Compensation Committee report

The HRCC has reviewed and discussed the CD&A with management, and, based on such review and discussions, the HRCC recommended to the Board that the CD&A be included in this Proxy Statement, which has been incorporated by reference to Mastercard's 2019 Form 10-K.

Human Resources & Compensation Committee

Richard K. Davis, Chair
Steven J. Freiberg
Julius Genachowski
Oki Matsumoto
Youngme Moon
José Octavio Reyes Lagunes
(April 2020)

Summary compensation table

The following tables summarize the total compensation of our NEOs for fiscal years 2019, 2018 and 2017:

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and non-qualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)[1]	(e)[2]	(f)[3]	(g)[4]	(h)	(i)[5]	(j)
Ajay Banga Chief Executive Officer	2019	1,250,000	—	8,650,134	7,450,079	5,664,063	—	235,701	23,249,977
	2018	1,250,000	—	6,750,004	6,749,972	5,288,090	—	341,287	20,379,353
	2017	1,241,667	—	6,250,006	6,250,027	4,712,500	—	230,268	18,684,468
Sachin Mehra Chief Financial Officer	2019	562,500	—	1,309,549	1,250,102	844,523	—	59,699	4,026,373
Michael Froman Vice Chairman and President, Strategic Growth	2019	600,000	750,000	1,517,636	1,499,901	1,125,000	—	79,587	5,572,124
Michael Miebach[6] President and CEO-elect	2019	583,750	—	1,628,912	1,399,992	1,197,509	—	760,032	5,570,195
Craig Vosburg President, North America	2019	620,833	—	1,750,305	1,499,901	1,224,844	—	66,927	5,162,810
	2018	600,000	—	1,350,046	1,350,027	1,361,536	—	57,556	4,719,165
	2017	591,667	—	1,150,011	1,149,987	975,000	—	52,519	3,919,184
Martina Hund-Mejean Former Chief Financial Officer	2019	568,182	—	2,807,661	2,375,108	844,521	—	62,750	6,658,222
	2018	750,000	—	2,375,140	2,374,981	1,921,064	—	73,400	7,494,585
	2017	741,667	—	2,125,040	2,125,038	1,582,033	—	67,800	6,641,578

1 Represents a sign-on bonus paid to Mr. Froman upon completion of one-year of service.

2 Represents the aggregate grant date fair value of stock awards made to each NEO computed in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures. Each amount represents aggregate fair value as of the service inception date for stock awards made with performance conditions. Aggregate grant date fair value reported for stock awards made with performance conditions is based on target performance, which was the probable outcome of the performance conditions as of the grant date. Assuming maximum performance levels were to be achieved with respect to awards with performance conditions, the value of the stock awards made with performance conditions granted to each of the named executive officers as of the grant date for 2019 would be as follows: Mr. Banga—$17,300,268; Ms. Hund-Mejean—$5,615,322; Mr. Vosburg—$3,500,610; Mr. Mehra—$2,619,098; Mr. Froman—$3,035,272; Mr. Miebach—$3,257,824. Further details with respect to these awards are included in Note 17 (Share-Based Payments) to Mastercard's audited financial statements for the year ended December 31, 2019 included in the 2019 Form 10-K.

3 Represents the aggregate grant date fair value of stock option awards computed in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures made to each NEO. Assumptions used in the calculation are included in Note 17 (Share-Based Payments) to Mastercard's audited financial statements for the year ended December 31, 2019 included in the 2019 Form 10-K.

4 Amount represents performance-based incentive compensation paid in February of the next fiscal year but earned by the NEOs in the year indicated pursuant to the SEAICP.

5 See the All Other Compensation in 2019 table following this Summary Compensation Table for information with respect to this amount for 2019.

6 Cash amounts received by Mr. Miebach pursuant to his agreement are paid in euro. In calculating the U.S. dollar equivalent for amounts that are not denominated in U.S. dollars, Mastercard translates each payment to Mr. Miebach into U.S. dollars based on an average exchange rate as of the first business day for each month during the applicable year. The average exchange rate for 2019 was 1.1208 U.S. dollars per euro.

All other compensation in 2019

The following table sets forth certain information with respect to the "All other compensation" column of the Summary Compensation Table for 2019 for the NEOs:

Name	Perquisites & other personal benefits ($)	Company contributions to defined contribution plans ($)	Insurance premiums ($)	Global mobility benefits ($)	Total ($)
(a)	(b)[1]	(c)[2]	(d)[3]	(e)[4]	
Ajay Banga	$102,013	$128,438	$5,250	—	$235,701
Sachin Mehra	—	$58,907	$792	—	$59,699
Michael Froman	—	$48,363	$2,520	$28,704	$79,587
Michael Miebach	—	—	$1,485	$758,547	$760,032
Craig Vosburg	—	$65,521	$1,406	—	$66,927
Martina Hund-Mejean	—	$60,256	$2,494	—	$62,750

1 Represents (1) the aggregate incremental cost to Mastercard for personal use of a leased corporate aircraft of $51,394, which is based on the variable costs to Mastercard for operating the aircraft and includes fuel costs, hourly flight charges and associated taxes (less a reimbursement to Mastercard by Mr. Banga for personal travel on the corporate aircraft); and (2) the aggregate incremental cost to Mastercard of $50,619 with respect to personal use of a company-leased car by Mr. Banga, which is based on the allocation between personal and business use (based on mileage), for the cost of lease payments, insurance premiums and fuel expense in 2019.

2 For Messrs. Banga, Mehra, Froman, and Vosburg and Ms. Hund-Mejean, amounts represent (1) matching contributions under the Savings Plan (Mr. Banga—$31,438; Mr. Mehra—$30,657; Mr. Froman —$29,563; Mr. Vosburg—$31,438; Ms. Hund-Mejean—$31,438); and (2) Mastercard contributions to the Restoration Program (Mr. Banga—$97,000; Mr. Mehra—$28,250; Mr. Froman—$18,800; Mr. Vosburg—$34,083; Ms. Hund-Mejean—$28,818).

3 Amounts represent 2019 premiums paid by Mastercard for executive life insurance coverage.

4 For Mr. Miebach, the amount reflects net expatriate benefits under our Standard Global Mobility Program in connection with Mr. Miebach's international assignment during 2019, which includes standard assignment allowances of $145,389, a localization payment of $53,875 and tax expenses of $559,283. For Mr. Froman, the amount reflects benefits under our Standard Global Mobility Program in connection with Mr. Froman's domestic travel pursuant to the company's global mobility policy, which includes standard reimbursements of $10,273 and tax expenses of $18,431.

Grants of plan-based awards in 2019

The following table sets forth certain information with respect to awards granted during the year ended December 31, 2019 to each of our NEOs:

Name	Grant date	Date of action[1,2]	Estimated possible payouts under non-equity incentive plan awards[2]			Estimated future payouts under equity incentive plan awards[3]			All other stock awards: number of shares of stock or units (#)	All other option awards: number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)[4]	(k)	(l)[5]
Ajay Banga	3/1/2019	2/4/2019								140,488	$227.25	$7,450,079
	3/1/2019	2/4/2019				18,812	37,624	75,248				$8,650,134
		2/4/2019	$1,562,500	$3,125,000	$7,812,500							
Sachin Mehra	3/1/2019	2/4/2019								4,716	$227.25	$250,090
	4/1/2019	2/12/2019								17,816	$239.05	$1,000,012
	3/1/2019	2/4/2019				551	1,101	2,202				$253,131
	4/1/2019	2/12/2019				2,092	4,184	8,368				$1,056,418
		2/12/2019	$300,000	$600,000	$1,500,000							
Michael Froman	3/1/2019	2/4/2019								28,284	$227.25	$1,499,901
	3/1/2019	2/4/2019				3,301	6,601	13,202				$1,517,636
		2/4/2019	$375,000	$750,000	$1,875,000							
Michael Miebach	3/1/2019	2/4/2019								26,400	$227.25	$1,399,992
	3/1/2019	2/4/2019				3,543	7,085	14,170				$1,628,912
		2/4/2019	$390,625	$781,250	$1,953,125							
Craig Vosburg	3/1/2019	2/4/2019								28,284	$227.25	$1,499,901
	3/1/2019	2/4/2019				3,807	7,613	15,226				$1,750,305
		2/4/2019	$390,625	$781,250	$1,953,125							
Martina Hund-Mejean	3/1/2019	2/4/2019								44,788	$227.25	$2,375,108
	3/1/2019	2/4/2019				6,106	12,212	24,424				$2,807,661
		2/4/2019	$468,750	$937,500	$2,343,750							

1 On February 4, 2019, the HRCC approved grants of stock options and PSUs under the LTIP to the specified NEOs that were granted on March 1, 2019. The grants of stock options were made in accordance with Mastercard's policy for grants of stock options. For additional details, see "Stock option grant practices" in the CD&A that precedes these tables.

2 For all NEOs other than Mr. Mehra, on February 4, 2019, the HRCC established threshold, target and maximum payouts for all NEOs except Mr. Mehra under our SEAICP for 2019. For Mr. Mehra, on February 12, 2019, the HRCC established threshold, target and maximum payouts for Mr. Mehra under our SEAICP for 2019 to go into effect as of April 1, 2019. Actual payout amounts under the SEAICP for 2019 are included in the "Non-equity incentive plan compensation" column of the Summary Compensation Table. For more information, see "Executive compensation program elements – Annual incentive" in the CD&A that precedes these tables.

3 For all NEOs other than Mr. Mehra, represents an award of PSUs granted on March 1, 2019. For Mr. Mehra, represents an award of PSUs granted on March 1, 2019 and an award of PSUs granted on April 1, 2019. All PSUs vest in full, if at all, on February 28, 2022. The actual number of shares of Class A common stock to be issued with respect to the PSU awards will be determined based on Mastercard's performance over the three-year period ending December 31, 2021.

4 Represents a grant of stock options having a 10-year term and vesting in 25% increments on each of March 1, 2020, 2021, 2022 and 2023.

5 Represents, as applicable, the grant date fair value or the fair value as of the service inception date, in each case, as computed in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures. Further details with respect to these awards and assumptions used in their calculation are included in Note 17 (Share-Based Payments) to Mastercard's audited financial statements for the year ended December 31, 2019 included in the 2019 Form 10-K. PSUs are reflected based on the aggregate grant date fair value based on target performance, which was the probable outcome of the performance conditions as of the grant date.

Outstanding equity awards at 2019 fiscal year end

The following table sets forth certain information with respect to all outstanding option awards and stock awards held by each of our NEOs on December 31, 2019:

	Option awards						Stock awards			
Name	Stock option grant date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested
(a)		(b)	(c)	(d)	(e)	(f)[1,2,3]	(g)[1]	(h)[2]	(i)[4]	(j)[3]
Ajay Banga							99,010	$29,563,396	134,906	$40,281,583
	3/1/2013[5]	244,600	—	—	$51.83	3/1/2023				
	3/1/2014[6]	297,412	—	—	$77.72	3/1/2024				
	3/1/2015[7]	303,644	—	—	$90.13	3/1/2025				
	3/1/2016[8]	232,104	77,368	—	$90.10	3/1/2026				
	3/1/2017[9]	147,198	147,198	—	$112.31	3/1/2027				
	3/1/2018[10]	41,259	123,777	—	$173.49	3/1/2028				
	3/1/2019[11]	—	140,488	—	$227.25	3/1/2029				
Sachin Mehra							3,890	$1,161,515	10,570	$3,156,096
	3/1/2014[6]	13,996	—	—	$77.72	3/1/2024				
	3/1/2015[7]	11,568	—	—	$90.13	3/1/2025				
	3/1/2016[8]	9,081	3,027	—	$90.10	3/1/2026				
	3/1/2017[9]	5,888	5,888	—	$112.31	3/1/2027				
	3/1/2018[10]	1,681	5,043	—	$173.49	3/1/2028				
	3/1/2019[11]	—	4,716	—	$227.25	3/1/2029				
	4/1/2019[12]	—	17,816	—	$239.05	4/1/2029				
Michael Froman							8,721	$2,604,003	13,202	$3,941,985
	3/1/2019[11]	—	28,284	—	$227.25	3/1/2029				
Michael Miebach							15,842	$4,730,263	24,998	$7,464,153
	3/1/2016[8]	12,615	8,410	—	$90.10	3/1/2026				
	3/1/2017[9]	23,552	23,552	—	$112.31	3/1/2027				
	3/1/2018[10]	7,488	22,464	—	$173.49	3/1/2028				
	3/1/2019[11]	—	26,400	—	$227.25	3/1/2029				
Craig Vosburg							18,218	$5,439,713	27,158	$8,109,107
	3/1/2015[7]	8,314	—	—	$90.13	3/1/2025				
	3/1/2016[8]	30,276	10,092	—	$90.10	3/1/2026				
	3/1/2017[9]	27,084	27,084	—	$112.31	3/1/2027				
	3/1/2018[10]	8,252	24,756	—	$173.49	3/1/2028				
	3/1/2019[11]	—	28,284	—	$227.25	3/1/2029				

Name	Option awards						Stock awards			
	Stock option grant date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested
(a)		(b)	(c)	(d)	(e)	(f)[1,2,3]	(g)[1]	(h)[2]	(i)[4]	(j)[3]
Martina Hund-Mejean							33,664	10,051,734	45,416	$13,560,763
	3/1/2014[6]	29,472	—	—	$77.72	3/1/2024				
	3/1/2015[7]	93,984	—	—	$90.13	3/1/2025				
	3/1/2016[8]	75,687	25,229	—	$90.10	3/1/2026				
	3/1/2017[9]	50,048	50,048	—	$112.31	3/1/2027				
	3/1/2018[10]	14,517	43,551	—	$173.49	3/1/2028				
	3/1/2019[11]	0	44,788	—	$227.25	3/1/2029				

1 For Messrs. Banga, Miebach, Vosburg and Ms. Hund-Mejean, represents the number of PSUs granted on March 1, 2017, which vested on February 28, 2020, with a performance level score of 200% based on Mastercard's performance over a three-year performance period ending December 31, 2019. For Mr. Mehra, represents the number of RSUs granted on March 1, 2017 and March 1, 2018. For Mr. Froman, represents the number of RSUs granted on April 16, 2018.

2 For Messrs. Banga, Miebach and Vosburg and Ms. Hund-Mejean, represents the value of PSUs granted on March 1, 2017, which vested on February 28, 2020, and correspond to the number of shares that were issued at a performance level of 200% based on Mastercard's performance over the three-year performance period ending December 31, 2019. For Mr. Mehra, represents the value of the RSUs granted on March 1, 2017 and March 1, 2018. For Mr. Froman, represents the number of RSUs granted on April 16, 2018.

3 Value is based on the December 31, 2019 per share closing market price of Class A common stock on the NYSE of $298.59.

4 For Messrs. Banga, Miebach, Vosburg and Ms. Hund-Mejean, represents the number of PSUs granted on March 1, 2018 and March 1, 2019 assuming a maximum payout. For Mr. Mehra, the unvested shares represent PSUs granted on March 1, 2019 and April 1, 2019 assuming a maximum payout. For Mr. Froman, the unvested shares represent PSUs granted on March 1, 2019 assuming a maximum payout. The actual number of shares of Class A common stock to be issued and actual payout value of unearned shares with respect to the PSU awards granted on March 1, 2018 will be determined based on Mastercard's performance over the three-year performance period ending December 31, 2020. The actual number of shares of Class A common stock to be issued and actual payout value of unearned shares with respect to the PSU awards granted on each of March 1, 2019 and April 1, 2019 will be determined based on Mastercard's performance over the three-year performance period ending December 31, 2021.

5 Represents stock options granted during 2013 and vested in 25% increments on March 1 of each of 2014, 2015, 2016 and 2017.

6 Represents stock options granted during 2014 and vested in 25% increments on March 1 of each of 2015, 2016, 2017 and 2018.

7 Represents stock options granted during 2015 and vested in 25% increments on March 1 of each of 2016, 2017, 2018 and 2019.

8 Represents stock options granted during 2016 and vest in 25% increments on March 1 of each of 2017, 2018, 2019 and 2020.

9 Represents stock options granted during 2017 and vest in 25% increments on March 1 of each of 2018, 2019, 2020 and 2021.

10 Represents stock options granted during 2018 and vest in 25% increments on March 1 of each of 2019, 2020, 2021 and 2022.

11 Represents stock options granted during 2019 and vest in 25% increments on March 1 of each of 2020, 2021, 2022 and 2023. See the Grants of plan-based awards in 2019 table for more information.

12 Represents stock options granted April 1, 2019 and vest in 25% increments on each of March 1, 2020, 2021, 2022 and 2023. See the Grants of plan-based awards in 2019 table for more information.

Option exercises and stock vested in 2019

The following table sets forth certain information with respect to stock awards that vested for, and stock options that were exercised by, each of our NEOs during the year ended December 31, 2019:

	Option awards		Stock awards	
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)[1]	Number of shares acquired on vesting (#)[2]	Value realized on vesting ($)[3]
(a)	(b)	(c)	(d)	(e)
Ajay Banga	252,600	$51,783,625	125,368	$28,165,175
Sachin Mehra	—	$—	2,561	$575,354
Michael Froman	—	$—	—	$—
Michael Miebach	20,735	$3,269,882	13,628	$3,061,666
Craig Vosburg	8,314	$1,462,433	16,354	$3,674,090
Martina Hund-Mejean	115,860	$25,385,822	40,882	$9,184,550

1 The value realized on exercise is calculated as the number of shares acquired upon exercise, multiplied by the difference between the per share market value at the time of exercise less the option exercise price paid for the shares of Class A common stock.

2 Value represents the number of PSUs and RSUs that vested during 2019.

3 Value realized upon vesting based on the average of the high and low market price per share of Class A common stock on the NYSE on the respective vesting date.

Potential payments upon termination or change in control

Employment agreements and arrangements

Mastercard International is party to an employment agreement with two of our NEOs – Mr. Banga and Ms. Hund-Mejean (who retired in October 2019). Mr. Banga, as well as each of our other NEOs, other than Ms. Hund-Mejean, is eligible to participate in the Mastercard International Executive Severance Plan. Severance benefits for Mr. Banga under the Executive Severance Plan are in lieu of any benefits previously provided under his employment agreement. We have publicly filed with the SEC (or expect to file with the SEC after we file this Proxy Statement) our employment agreements/arrangements with each of our NEOs.

Descriptions of each of our NEO's employment arrangements, including potential events of termination and related payments are on the following page. See Potential payments tables (pgs 90-94) for specific amounts that would have been payable to each of our NEOs had a termination event occurred on December 31, 2019.

Term

The employment agreements for Mr. Banga and Ms. Hund-Mejean provide for automatic one-year renewals unless either party gives at least 90 days' prior written notice.

Compensation

Each NEO receives a base salary that is subject to adjustment based on an annual performance review by the HRCC. Additionally, each executive is eligible to participate in annual and/or long-term bonus or incentive plan(s) generally available to other executive officers, as well as other applicable Mastercard International employee compensation and benefit plans and programs, including the LTIP and SEAICP.

Mandatory retirement

Each executive is required to retire on the last day of the calendar year in which he or she reaches the age of 65.

Events of termination of employment and related payments

The following table sets forth termination events and related payments for our NEOs, other than Ms. Hund-Mejean. Ms. Hund-Mejean retired in October 2019. Under her employment agreement, the potential payments table below (pg 90) reflects only the applicable termination event and the actual payment she is receiving (pg 94):

Termination event*	Components of termination payment	
Death		• Target annual incentive bonus for year in which termination occurs if not already paid (plus the target annual incentive bonus earned for the previous year, if not already paid)
Disability		• For Mr. Banga, annual incentive bonus prorated for year of termination based upon Mastercard's actual performance during the year in which termination occurs (subject to HRCC discretion) (plus the annual incentive bonus earned for the previous year, if not already paid) • For all NEOs other than Mr. Banga, target annual incentive bonus prorated for year of termination (plus the target annual incentive bonus earned for the previous year, if not already paid)
For Cause, Voluntary Resignation or Non-Renewal by the executive		• No additional payments
Without Cause, with Good Reason (other than in connection with a Change in Control for all NEOs other than Ms. Hund-Mejean) **or** (for Ms. Hund-Mejean) **Non-Renewal by Mastercard International**	• Base salary earned but not paid through date of termination • Payment for all accrued but unused vacation time • Additional benefits, if any and as applicable, under Mastercard plans or programs	• Annual incentive bonus prorated for year of termination based upon Mastercard's actual performance during the year in which termination occurs (subject to HRCC discretion) (plus the annual incentive bonus earned for the previous year, if not already paid) • Base salary continuation for 18 months (the severance period) following termination (extendable by an additional six months in exchange for extended restrictive covenants at Mastercard's sole discretion) plus an amount equal to 1.5 times the annual incentive bonus paid to the executive for the year prior to termination, paid ratably over the severance period in accordance with Mastercard's annual incentive bonus pay practices (or up to an amount equal to two times the bonus for the prior year, payable over 24 months at Mastercard's discretion) • Payment of the monthly COBRA medical coverage premium for the applicable period (or, if shorter, the severance period) or, if the executive is eligible, the full cost of the Mastercard Retiree Health Plan during the severance period with retiree contribution levels applying thereafter • Reasonable outplacement services for the shorter of the severance period or the period of unemployment
Mandatory retirement		• Annual incentive bonus for year in which termination occurs (plus the annual incentive bonus earned for the previous year, if not already paid) based upon Mastercard's actual performance

* For certain defined terms used in this table, see Definitions on pgs 89 - 90.

Ms. Hund-Mejean retired in October 2019. Ms. Hund-Mejean, who is retirement-eligible, received an annual incentive bonus prorated for 2019, the year of retirement, based upon Mastercard's actual performance during that year. The potential payments table below (pg 97) reflects her retirement and the actual payment she received.

"Double trigger" Change in Control payments

If, within the six months preceding or two years following a Change in Control, Messrs. Banga, Froman, Mehra, Miebach or Vosburg terminates his employment with Mastercard International or its successor for Good Reason or is terminated by Mastercard International or its successor without Cause, he will be entitled to the following termination payments:

"Double-trigger" Change in Control severance payments
• Lump sum payments within 30 days following date of termination of (1) all base salary earned but not paid and (2) all accrued but unused vacation time
• Pro rata portion of the annual incentive bonus payable in year of termination and previous year, if not already paid
• Base salary continuation for 24 months following termination (the severance period) but not beyond the employee's mandatory retirement date
• Annual bonus payments following the date of termination, the aggregate amount equal to the average annual bonus received by the executive over the prior two years of employment, payable ratably over the severance period but not beyond the employee's mandatory retirement date
• Payment of the monthly COBRA medical coverage premium for the applicable period (or, if shorter, the severance period) or, if the executive is eligible, the full cost of the Mastercard Retiree Health Plan during the severance period with retiree contribution levels applying thereafter
• Reasonable outplacement services for the shorter of the severance period or the period of unemployment
• Such additional benefits, if any, that the executive would be entitled to under applicable Mastercard plans and programs (other than severance payments)

Release of claims

Each NEO is required to enter into a separation agreement and release of claims against Mastercard International in order to receive payment for severance, Change in Control and other payments on account of termination other than for Cause, with Good Reason or for non-renewal.

Additional terms

Restrictive covenants

All of the executives are subject to Mastercard International's standard restrictive covenants for executive employees, including non-disclosure, non-competition and non-solicitation obligations.

In addition, each executive has signed a separate non-compete agreement, including agreements in order to receive long-term incentive awards and, for at-will employees, specified severance and Change in Control payments as follows:

Executive	Long-term incentive awards	Severance plan payments	Change in Control payments
Mr. Banga	• 12-month non-compete • 24-month non-solicit • In the event of a violation, repayment of specified gains from stock options exercised and repayment of vested equity awards from the two-year period preceding the violation	• Non-compete and non-solicit for longer of 18 months or the length of the severance payments (agreement to be executed within 60 days following termination)	• Two-year non-compete and non-solicit
Ms. Hund-Mejean	• 12-month non-compete • 24-month non-solicit • In the event of a violation, repayment of specified gains from stock options exercised and repayment of vested equity awards from the two-year period preceding the violation	• Not applicable (addressed per employment agreement)	• Not applicable (addressed per employment agreement)
Messrs. Froman, Mehra, Miebach and Vosburg	• 12-month non-compete • 18-month non-solicit • In the event of a violation, repayment of specified gains from stock options exercised and repayment of vested equity awards from the two-year period preceding the violation	• Non-compete and non-solicit for longer of 18 months or the length of the severance payments (agreement to be executed within 60 days following termination)	• Two-year non-compete and non-solicit

Definitions

Cause

Defined as (a) willful failure of the executive to perform duties or responsibilities (other than due to disability); (b) engagement in serious misconduct that is injurious to Mastercard, including, but not limited to, damage to its reputation or standing in the industry; (c) conviction of, or entering into a plea of guilty or nolo contendere to, a crime that constitutes a felony or a crime that constitutes a misdemeanor involving moral turpitude; (d) the material breach of any written covenant or agreement with Mastercard International not to disclose any information pertaining to Mastercard International; or (e) the breach of our Code of Conduct, the Supplemental Code of Ethics, any material provision of the employment agreement or any material provision of other specified Mastercard or Mastercard International policies.

Notice of termination for Cause must state the date of termination and identify the grounds upon which termination is based.

Good Reason

Defined as: (a) the assignment to a position for which the executive is not qualified or a materially lesser position than the position held; (b) a material reduction in annual base salary other than a 10% or less reduction, in the aggregate, over the term of employment; (c) the relocation of the executive's principal place of employment to a location more than 50 miles from his or her principal place of employment; and (d) for Mr. Banga, the failure by Mastercard International to obtain an agreement from any successor to Mastercard International to assume and agree to perform any employment agreement between the executive and Mastercard International.

Change in Control

Defined as the occurrence of any of the following events (other than by means of a public offering of Mastercard Incorporated's equity securities):

(a) the acquisition by any person of beneficial ownership of more than 30% of the voting power of the then outstanding equity shares of Mastercard (the Outstanding Registrant Voting Securities), subject to specified exceptions

(b) a change in the composition of the Board that causes less than a majority of Mastercard's directors then in office to be members of the Board, subject to specified exceptions

(c) consummation of a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of Mastercard's assets or the purchase of assets or stock of another entity (a Business Combination), in each case, unless immediately following such Business Combination (1) all or substantially all of the persons who were the beneficial owners of the Outstanding Registrant Voting Securities immediately prior to such Business Combination will beneficially own more than 50% of the then outstanding voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the entity resulting from such Business Combination in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Registrant Voting Securities, (2) no person will beneficially own more than a majority of the voting power of the then outstanding voting securities of such entity except to the extent that such ownership of Mastercard existed prior to the Business Combination and (3) at least a majority of the members of the board of directors of the entity resulting from such Business Combination will have been members of the incumbent Mastercard Board at the time of the initial agreement, or an action of Mastercard's Board, providing such Business Combination

(d) approval by Mastercard's stockholders of a complete liquidation or dissolution of Mastercard

Retirement

Defined in the LTIP as voluntary termination of employment on or after the earliest of: (i) attaining age 65 while in service and completing two years of service, (ii) attaining age 60 while in service and completing five years of service, and (iii) attaining age 55 while in service and completing 10 years of service.

Potential payments tables

The following pages display the potential payments upon termination of employment, including in connection with a Change in Control of Mastercard, for each of the NEOs assuming the event took place on December 31, 2019. Following the tables are footnotes that provide additional information with respect to other potential payments and benefits.

In the tables, the equity awards shown for the NEO represent the value of unvested RSUs, PSUs and stock options that would vest or continue to vest in the event of termination or Change in Control, as applicable, based on the $298.59 per share closing price of Class A common stock on the NYSE on December 31, 2019.

In the event of a Change in Control, outstanding awards continue to vest in accordance with the terms of the grant, but in the case of PSUs only to the extent the achievement of the relevant performance goals can continue to be measured subsequent to the Change in Control. To the extent achievement of the relevant performance goals can no longer be measured, the performance goals no longer apply and the NEO's unvested PSUs would vest, in accordance with the terms of such grants on February 28, 2019, February 28, 2020 and February 28, 2021, conditioned upon the NEO's continued employment with Mastercard, as of those dates, and would be paid at a target level of performance. In the event that, within six months preceding, or two years following, a Change in Control, the NEO is terminated without Cause or resigns with Good Reason, all of the NEO's then unvested stock options, RSUs and PSUs would vest immediately, and in the case of PSUs, would be payable at a target level of performance.

If an NEO who is retirement-eligible (as defined in the LTIP) is terminated without Cause (other than in connection with a Change in Control) or voluntarily resigns (with Good Reason or otherwise), or if an NEO has a qualifying termination due to disability (as defined in the LTIP or applicable award agreement), all unvested RSUs, PSUs and stock options would continue to vest according to the terms of the award. If an NEO who is not retirement-eligible is terminated without Cause or terminates his or her employment for Good Reason (other than in connection with a Change in Control), all unvested stock options would be forfeited and a portion of the unvested RSUs and PSUs would continue to vest according to the terms of the award.

In the event of the NEO's death, all unvested RSUs, PSUs (at a target level of performance) and stock options held by the NEO would immediately become vested.

	Ajay Banga					
Benefit	Death	Disability	For Cause	Voluntary[4]	Without Cause / with Good Reason	Termination following Change in Control
Cash Severance[1]	$—	$—	$—	$—	$9,647,296	$12,242,616
Annual Incentive Award	$3,125,000	$5,664,063	$—	$—	$5,664,063	$5,664,063
Unvested Equity[2]						
Restricted Stock Units	$—	$—	$—	$—	$—	$—
Unexercisable Options	$69,057,414	$69,057,414	$—	$69,057,414	$69,057,414	$69,057,414
Performance Stock Units	$34,922,489	$34,922,489	$—	$34,922,489	$34,922,489	$34,922,489
Total	$103,979,903	$103,979,903	$—	$103,979,903	$103,979,903	$103,979,903
Other Benefits[3]						
Health and Welfare	$—	$—	$—	$—	$28,754	$28,754
Outplacement	$—	$—	$—	$—	$50,000	$50,000
Total	$—	$—	$—	$—	$78,754	$78,754
Total	$107,104,903	$109,643,966	$—	$103,979,903	$119,370,016	$121,965,336

Benefit	Sachin Mehra					
	Death	Disability	For Cause	Voluntary	Without Cause/ with Good Reason	Termination following Change in Control
Cash Severance[1]	$—	$—	$—	$—	$1,811,611	$2,186,591
Annual Incentive Award	$600,000	$600,000	$—	$—	$844,523	$844,523
Unvested Equity[2]						
Restricted Stock Units	$1,161,515	$1,161,515	$—	$—	$936,378	$1,161,515
Unexercisable Options	$3,755,999	$3,755,999	$—	$—	$—	$3,755,999
Performance Stock Units	$1,578,048	$1,578,048	$—	$—	$412,651	$1,578,048
Total	$6,495,562	$6,495,562	$—	$—	$1,349,029	$6,495,562
Other Benefits[3]						
Health and Welfare	$—	$—	$—	$—	$35,250	$35,250
Outplacement	$—	$—	$—	$—	$50,000	$50,000
Total	$—	$—	$—	$—	$85,250	$85,250
Total	$7,095,562	$7,095,562	$—	$—	$4,090,413	$9,611,926

Benefit	Michael Froman					
	Death	Disability	For Cause	Voluntary	Without Cause/ with Good Reason	Termination following Change in Control
Cash Severance[1]	$—	$—	$—	$—	$2,467,316	$1,256,038
Annual Incentive Award	$750,000	$750,000	$—	$—	$1,125,000	$1,125,000
Unvested Equity[2]						
Restricted Stock Units	$2,604,003	$2,604,003	$—	$—	$2,170,152	$2,604,003
Unexercisable Options	$2,017,781	$2,017,781	$—	$—	$—	$2,017,781
Performance Stock Units	$1,970,993	$1,970,993	$—	$—	$547,614	$1,970,993
Total	$6,592,777	$6,592,777	$—	$—	$2,717,766	$6,592,777
Other Benefits[3]						
Health and Welfare	$—	$—	$—	$—	$32,928	$32,928
Outplacement	$—	$—	$—	$—	$50,000	$50,000
Total	$—	$—	$—	$—	$82,928	$82,928
Total	$7,342,777	$7,342,777	$—	$—	$6,393,010	$9,056,743

	Michael Miebach					
Benefit	Death	Disability	For Cause	Voluntary	Without Cause/ with Good Reason	Termination following Change in Control
Cash Severance[1]	$—	$—	$—	$—	$2,756,774	$2,127,724
Annual Incentive Award	$735,525	$735,525	$—	$—	$1,197,509	$1,197,509
Unvested Equity[2]						
Restricted Stock Units	$—	$—	$—	$—	$—	$—
Unexercisable Options	$10,834,290	$10,834,290	$—	$—	$—	$10,834,290
Performance Stock Units	$6,097,208	$6,097,208	$—	$—	$3,809,411	$6,097,208
Total	$16,931,498	$16,931,498	$—	$—	$3,809,411	$16,931,498
Other Benefits[3]						
Health and Welfare	$—	$—	$—	$—	$26,935	$26,935
Outplacement	$—	$—	$—	$—	$50,000	$50,000
Total	$—	$—	$—	$—	$76,935	$76,935
Total	$17,667,023	$17,667,023	$—	$—	$7,840,629	$20,333,666

	Craig Vosburg					
Benefit	Death	Disability	For Cause	Voluntary	Without Cause/ with Good Reason	Termination following Change in Control
Cash Severance[1]	$—	$—	$—	$—	$2,931,238	$3,512,521
Annual Incentive Award	$781,250	$781,250	$—	$—	$1,224,844	$1,224,844
Unvested Equity[2]						
Restricted Stock Units	$—	$—	$—	$—	$—	$—
Unexercisable Options	$12,264,045	$12,264,045	$—	$—	$—	$12,264,045
Performance Stock Units	$6,774,410	$6,774,410	$—	$—	$4,288,947	$6,774,410
Total	$19,038,455	$19,038,455	$—	$—	$4,288,947	$19,038,455
Other Benefits[3]						
Health and Welfare	$—	$—	$—	$—	$18,771	$18,771
Outplacement	$—	$—	$—	$—	$50,000	$50,000
Total	$—	$—	$—	$—	$68,771	$68,771
Total	$19,819,705	$19,819,705	$—	$—	$8,513,800	$23,844,591

	Martina Hund-Mejean					
Benefit	Death	Disability	For Cause	Voluntary[4]	Without Cause/ with Good Reason	Termination following Change in Control
Cash Severance[1]	$—	$—	$—	$—	$—	$—
Annual Incentive Award	$—	$—	$—	$844,521	$—	$—
Unvested Equity[2]						
Restricted Stock Units	$—	$—	$—	$—	$—	$—
Unexercisable Options	$—	$—	$—	$23,226,342	$—	$—
Performance Stock Units	$—	$—	$—	$11,806,249	$—	$—
Total	$—	$—	$—	$35,032,591	$—	$—
Other Benefits[3]						
Health and Welfare	$—	$—	$—	$—	$—	$—
Outplacement	$—	$—	$—	$—	$—	$—
Total	$—	$—	$—	$—	$—	$—
Total	$—	$—	$—	$35,877,112	$—	$—

1 For Mr. Banga, the amount relating to severance payable other than in connection with a Change in Control reflects payment over an 18-month period and is equal to 1.5 times the sum of the executive's 2019 base salary plus bonus paid for services in 2018 (although Mastercard has discretion to provide such cash severance for up to 24 months). For Ms. Hund-Mejean, the amount would be paid over a 24-month period and is equal to two times the sum of the executive's 2019 base salary and a two-year average of bonus paid for services in 2017 and 2018, whether the termination was in connection with a Change in Control or not. Represents present value of severance award to be given in 24 equal monthly installments for Ms. Hund-Mejean and 18 equal monthly installments for all other executives. The amount reflects payment delays due to IRC Section 409A. For Messrs. Banga, Froman, Mehra, Miebach and Vosburg, the amounts payable in connection with a Change in Control would be paid over a 24-month period and is equal to two times the sum of the executive's 2019 base salary and the average of bonus paid for services in 2017 and 2018. For all NEOs, cash severance reflects the present value of this calculation using a discount rate of 1.93%, equal to 120% of the semiannual applicable short-term federal rates for December 2019.

2 For the PSU in the "Without Cause/with Good Reason" column, the amount reflects pro rata vesting for the 2018 and 2019 award only. For the PSUs in the "Change in Control" column, the amount reflects a Change in Control of Mastercard in which the company thereafter is unable to assess its performance against the specified objectives. Accordingly, consistent with the terms of the PSU awards, the amounts represented in the "Death" and "Change in Control" columns represent target level of performance (with respect to awards granted in 2017, 2018 and 2019), as do the amounts in the Disability column. Further details with respect to these awards are included in Note 17 (Share-Based Payments) to Mastercard's audited financial statements for the year ended December 31, 2019 included in the 2019 Form 10-K.

3 Includes continued health and welfare benefits; namely, health coverage, dental coverage, vision coverage, individual life insurance and individual disability insurance for 18 months following termination and outplacement assistance.

4 Amounts are included in the Voluntary column for Mr. Banga and Ms. Hund-Mejean because they have satisfied the age and service requirements for retirement eligibility. For Ms. Hund-Mejean, the Annual Incentive Award represents the actual 2019 bonus paid, prorated to her retirement date.

Equity compensation plan information

The table below presents information as of December 31, 2019 for the LTIP and our Amended and Restated 2006 Non-Employee Director Equity Compensation Plan, both of which previously have been approved by stockholders. Mastercard does not have any equity compensation plans that have not been approved by stockholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders	10,092,191 [1, 2]	$116.72	52,367,202
Equity compensation plans not approved by stockholders	—	$—	—
Total	10,092,191 [1,2]		52,367,202

1 The LTIP authorizes the issuance of stock options, restricted stock, RSUs, PSUs and other stock-based awards, and our Amended and Restated 2006 Non-Employee Director Equity Compensation Plan authorizes the issuance of DSUs and other awards provided for by the LTIP, such as restricted stock. Of the total number of shares: (a) 6,630,559 shares may be issued pursuant to outstanding stock options; (b) 2,853,680 shares may be issued pursuant to outstanding RSUs; (c) 541,080 shares may be issued pursuant to outstanding PSUs (see footnote (2) below); and (d) 66,872 shares may be issued pursuant to outstanding DSUs.

2 The number of shares to be issued pursuant to outstanding PSUs represents the aggregate number of PSUs granted in each of 2017, 2018 and 2019, corresponding to the number of shares of our Class A common stock. The PSUs are based on the expected performance over the three-year period ending December 31, 2019, 2020 and 2021, respectively. The PSUs to be issued will be based on actual performance levels up to a maximum of 200%.

3 The weighted-average exercise price of outstanding options, warrants and rights excludes the RSUs, PSUs and DSUs.

CEO pay ratio disclosure

Under Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of SEC Regulation S-K, we are required to provide the ratio of the annual total compensation of our CEO, Mr. Banga, to the median annual total compensation of all our employees, except our CEO.

For 2019, the annual total compensation of our identified median employee (that is, the median employee across all employees of the company other than the CEO) was $138,142, calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, which includes base pay, incentive compensation, long-term incentive awards and matching pension contributions made by the company, as well as the change in pension value during 2019. Mr. Banga's annual total compensation for 2019 as reported in the Summary Compensation Table was $23,249,977. Accordingly, for 2019, the ratio of the compensation of our CEO to the compensation for our median employee was estimated to be 168 to 1.

Consistent with last year, we used the following methodology to identify the median employee:

- We collected employee data of all employees globally, whether employed on a full-time, part-time or temporary basis as of December 31, 2019
- We annualized the compensation of all new employees (other than temporary employees) who were hired by the company between January 1 and December 31, 2019 to reflect their estimated compensation over the entire year
- We applied an exchange rate as of December 1, 2019 to convert all international currencies into U.S. dollars
- We used total base pay and annual bonus target as of December 31, 2019 and actual long-term incentive award granted in 2019 as our consistently applied compensation measure

We believe our pay ratio presented above is a reasonable estimate. As SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, estimates and assumptions, our pay ratio may not be comparable with the pay ratios reported by other companies. Furthermore, the SEC has stated that it did not believe a purpose of the pay ratio rule was to facilitate comparisons among companies.

06

Audit

This section describes the factors we considered in making our recommendation that stockholders ratify our selection of PricewaterhouseCoopers as our independent registered public accounting firm for 2020.

Proposal 3: Ratification of the appointment of independent registered public accounting firm for 2020

The Board of Directors unanimously recommends that stockholders vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as Mastercard's independent registered public accounting firm for 2020

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit Mastercard's financial statements. The Audit Committee has appointed PricewaterhouseCoopers LLP (PwC) as our independent registered public accounting firm to audit the financial statements of Mastercard Incorporated and its subsidiaries for the year ending December 31, 2020. PwC has served as our independent registered public accounting firm since 1989.

The Audit Committee conducted its annual evaluation of PwC, considering the factors described in the Audit Committee Report below. Based on this evaluation, the committee believes that the continued retention of PwC to serve as our independent registered public accounting firm is in the best interests of Mastercard and our stockholders, and a resolution will be presented at the Annual Meeting to ratify PwC's appointment. Although ratification is not required by applicable laws, our by-laws or otherwise, the Board is submitting the selection of PwC to our stockholders for ratification because we value your views on our independent registered public accounting firm. The Audit Committee intends to carefully consider the results of the vote. If the stockholders do not ratify the appointment of PwC, the committee will reconsider PwC's selection. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if the committee determines that such a change would be in the best interests of Mastercard and our stockholders.

A PwC representative is expected to be present at the Annual Meeting and will have the opportunity to make a statement and be available to respond to appropriate questions.

Auditor's services and fees

Audit Committee pre-approval of audit and non-audit services

The Audit Committee and Mastercard have adopted policies and procedures pertaining to the provision by Mastercard's independent registered public accounting firm of any audit or non-audit services. The policies and procedures in place specifically require Audit Committee pre-approval of all audit and non-audit services. In addition, proposed services of the independent registered public accounting firm materially exceeding any pre-approved project scope, terms and conditions or cost levels require prior approval by the Audit Committee. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Committee Chair and to the committee at its next regular meeting. The Audit Committee may delegate power to its chair to pre-approve, in certain circumstances, any engagements or changes in engagements by the independent registered public accounting firm for audit or non-audit services. All fees paid to PwC in 2019 in connection with engagements were pre-approved in accordance with Mastercard's policies and procedures.

The Audit Committee and Mastercard also have adopted policies and procedures to help ensure the independence of our independent registered public accounting firm and periodically consider whether there should be a regular rotation of the firm. Further, in addition to assuring the mandated rotation of the lead audit partner in accordance with SEC rules, the Audit Committee oversees the selection of the independent registered public accounting firm's lead engagement partner. The process for selection of the lead engagement partner involves a meeting between the Audit Committee Chair and the candidate for the role, as well as discussions with the committee and management. We rotated our lead audit partner in 2018.

Audit fees and all other fees

Set forth below are the aggregate audit and non-audit fees billed to Mastercard by PwC for 2019 and 2018 (in thousands):

Type of fee	Description	2019	2018
Audit fees	For the annual integrated audit and the quarterly reviews of the consolidated financial statements. Also includes the statutory audits required for certain businesses, as well as countries or jurisdictions in which we operate	$8,568	$7,702
Audit-related fees	For assurance and audit-related services (but not included in the audit fees set forth above), including the internal controls review of selected information systems	$884	$871
Tax fees	For tax compliance, tax advice and tax planning services	$158	$659
All other fees	For accounting research tools and pre-implementation assessments	$20	$285
Total		$9,630	$9,517

Audit Committee report

Mastercard's Audit Committee operates under a written charter adopted by the Board. You can find the charter on our website at https://investor.mastercard.com/investor-relations/corporate-governance/board-committees/default.aspx.

The charter details the committee's responsibilities and practices. It is reviewed and updated annually as appropriate to reflect the committee's evolving role and to address regulatory changes, evolving oversight practices and investor feedback.

Primary responsibilities

The Audit Committee assists the Board in its oversight of:

- quality and integrity of Mastercard's financial statements
- Mastercard's compliance with legal and regulatory requirements
- qualifications, performance and independence of the independent registered public accounting firm engaged to perform the integrated audit of the company
- risk assessment and risk management of the company
- performance of Mastercard's internal audit function
- quality of Mastercard's internal controls

2019 actions

In 2019, the Audit Committee met nine times and fulfilled its duties and responsibilities. Among other things, the committee performed the following:

Reporting

- Met regularly with management, the General Auditor and PwC to discuss the overall quality of Mastercard's financial accounting and reporting
- Reviewed and discussed with management and PwC Mastercard's financial statements, earnings releases, and quarterly and annual reports prior to furnishing to or filing with the SEC
- Reviewed with management, the General Auditor and PwC the results of internal and external audit examinations and approved internal and external audit plans, which were developed based on a risk-based methodology and evaluation

Independent auditor

- Approved all audit, audit-related and non-audit fees and services consistent with Mastercard's pre-approval policy
- Reviewed PwC's qualifications, performance and independence and discussed PwC's independence with it
- Discussed the re-appointment of PwC, as well as the pros and cons of auditor rotation

Internal audit

- Reviewed the structure, objectives, resourcing and performance of Mastercard's internal audit function, as well as the internal audit plan and the resulting findings and observations

Internal controls

- Met with internal audit and PwC, both with and without management present, to discuss their evaluations of Mastercard's internal controls, including internal controls over financial reporting, and reported to the Board on the status of those controls

Legal, compliance and risk

- Regularly met with Mastercard's Chief Financial Officer, General Counsel and General Auditor and with PwC to discuss financial management and reporting, legal and regulatory, accounting, audit and internal control matters
- Regularly met with the Chief Compliance Officer to discuss the effectiveness of Mastercard's ethics and compliance system and regularly received related status reports
- Periodically met with Mastercard's Enterprise Risk Management team, other members of management, the General Auditor, the Chief Compliance Officer, tax team and individual business unit leaders and with PwC to assess Mastercard's guidelines and policies with respect to risk assessment and risk management, as well as to review current and emerging risks
- Met with the Chief Security Officer and Chief Privacy Officer to review and discuss information security, business continuity, and data privacy matters and risks

Oversight and evaluation of independent registered public accounting firm

As noted above, the Audit Committee assists the Board in its oversight of PwC's qualifications, performance and independence. The committee recognizes the importance of maintaining the firm's independence, in both fact and appearance. As part of its process to determine and ensure PwC's independence, the Audit Committee has received from PwC the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board (PCAOB) regarding the firm's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with PwC that firm's independence from the company and management. These discussions included reviewing and considering with PwC whether the provision of non-audit services provided by it to Mastercard during 2019 was compatible with its independence. The Audit Committee concurred with PwC's conclusion that PwC is independent from Mastercard and management.

The Audit Committee also is responsible for the appointment, compensation and retention of PwC, including an annual evaluation of PwC, periodic consideration of firm rotation and oversight of the selection of the firm's lead engagement partner. As part of its responsibilities, the committee conducted its annual evaluation of PwC in deciding whether to re-engage PwC.

In addition to the firm's independence and integrity, the Audit Committee considered:

- PwC's competence and compliance with technical standards
- The business acumen, value-added benefit, continuity and consistency, and technical and core competency provided by the engagement team
- The effectiveness of PwC's processes, including its quality control, timeliness and responsiveness, and communication and interaction with management
- PwC's efforts toward efficiency, including with respect to process improvements and fees

Based on this review, the Audit Committee has retained PwC and believes its continued retention is in the best interests of Mastercard and our stockholders.

2019 audited financial statements and internal controls

Management is responsible for establishing effective internal controls over financial reporting and preparing Mastercard's consolidated financial statements. PwC is responsible for:

- auditing and reporting on Mastercard's consolidated financial statements in accordance with the standards of the PCAOB
- expressing an integrated opinion as to whether Mastercard's financial statements conform in all material respects with Generally Accepted Accounting Principles (GAAP) and whether Mastercard's internal controls over financial reporting are effective as of December 31, 2019, based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (2013)

The Audit Committee monitors and oversees the processes by which management and PwC fulfill their responsibilities.

In this context, the Audit Committee, among other things, has met and held discussions with management and PwC to review and discuss Mastercard's audited financial statements and management's assessment of its internal control over financial reporting and PwC's evaluation of such assessment; asked management and PwC questions relating to such matters; and discussed with PwC the matters required to be discussed by the applicable PCAOB standards and the SEC. These meetings and discussions included a review of the quality of the accounting principles the company utilized, the reasonableness of significant accounting estimates and judgments, and the clarity of disclosures in Mastercard's consolidated financial statements. As part of these discussions, management represented to the Audit Committee that Mastercard's consolidated financial statements were prepared in accordance with GAAP.

Based upon the Audit Committee's discussions with management and PwC, the Audit Committee's review of the representations of management and the report and required communications provided by PwC to the Audit Committee, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in Mastercard's 2019 Form 10-K for filing with the SEC.

The Audit Committee

Steven J. Freiberg, Chair
David R. Carlucci*
Richard Haythornthwaite
Rima Qureshi
Jackson Tai
Lance Uggla

(April 2020)

* through the date of the Annual Meeting

07

Stock ownership information

Information about the beneficial ownership of our voting securities by directors, management and certain beneficial owners is provided in the tables in this section.

Security ownership of certain beneficial owners

Below is information regarding the beneficial ownership of our voting securities by each person known to us to beneficially own more than 5% of any class of our voting securities as of April 20, 2020:

Name and address of beneficial owner	Shares of Class A common stock beneficially owned	Percent of total outstanding Class A common stock beneficially owned
Mastercard Foundation[1] 250 Yonge Street, Suite 2400 Toronto, Ontario M5B 2L7	111,101,204	11.2%
The Vanguard Group, Inc.[2] 100 Vanguard Blvd. Malvern, PA 19355	71,561,171	7.2%
BlackRock, Inc.[3] 55 East 52nd Street New York, NY 10055	66,413,900	6.7%

1 Number of shares is based on information in the Form 4 filed by Mastercard Foundation on February 11, 2020. Based on a Schedule 13G filed with the SEC on March 12, 2020, Mastercard Foundation has sole voting and dispositive power with respect to the shares of Class A common stock.

2 Based on a Schedule 13G/A filed with the SEC on February 12, 2020, The Vanguard Group, Inc. has sole dispositive power with respect to 70,019,039 shares and sole voting power with respect to 1,379,482 shares of Class A common stock, shared dispositive power with respect to 1,542,132 shares of Class A common stock and shared voting power with respect to 245,125 shares of Class A common stock. Number of shares includes shares held by accounts of which Vanguard or one of its affiliates is the investment manager.

3 Based on a Schedule 13G/A filed with the SEC on February 5, 2020, BlackRock, Inc. has sole dispositive power with respect to 66,413,900 shares and sole voting power with respect to 56,685,909 shares of Class A common stock.

Security ownership of directors and management

The following table shows, as of April 20, 2020, all shares of Class A common stock beneficially owned by each director, each named executive officer, and all directors and executive officers as a group. Such shares consist of:

- the number of shares of Class A common stock directly or indirectly owned
- any shares of Class A common stock that could have been acquired through the exercise of options to purchase shares of Class A common stock exercisable within 60 days of that date
- any other stock awards that would vest (or have restrictions removed) within 60 days of that date, including restricted stock units, DSUs and restricted stock

Unless otherwise indicated, each of the named individuals and each member of the group have sole voting power and sole investment power with respect to the shares beneficially owned. The number of shares beneficially owned, as that term is defined by Rule 13d-3 under the Exchange Act, by all directors and executive officers as a group as of April 20, 2020 and each director and named executive officer individually is less than 1% of the outstanding shares of Class A common stock. No director or executive officer beneficially owns, either directly or indirectly, any shares of Class B common stock.

Name	Shares of Class A common stock directly and indirectly owned	Shares of Class A common stock obtainable within 60 days	Total shares of Class A common stock beneficially owned (shown in columns (a) and (b))
	(a)	(b)[1]	(c)
Richard Haythornthwaite	8,652	23,467	32,119
Ajay Banga	386,693[2]	1,493,565	1,880,258[2]
David R. Carlucci[3]	44,130	11,136	55,266
Richard K. Davis	4,210	1,821	6,031
Steven J. Freiberg	27,614	5,376	32,990
Julius Genachowski	3,980[4]	5,376	9,356[4]
Choon Phong Goh	—	2,086	2,086
Merit E. Janow	3,974	5,376	9,350
Oki Matsumoto	—	5,376	5,376
Youngme Moon	—	828	828
Rima Qureshi	12,181	5,376	17,557
José Octavio Reyes Lagunes	21,476[5]	8,566	30,042[5]
Gabrielle Sulzberger	250	1,371	1,621
Jackson Tai	27,444	5,376	32,820
Lance Uggla	4,863	828	5,691
Michael Froman	4,523	7,071	11,594
Martina Hund-Mejean[6]	57,332[4]	230,203	287,535[4]
Sachin Mehra	6,796[4]	55,499	62,295[4]
Michael Miebach	20,862[4]	65,314	86,176[4]
Craig Vosburg	33,255[4]	112,883	146,138[4]
All directors and executive officers as a group (29 persons)	1,037,062[2,3,4,6,7,8,9]	2,729,064	3,766,126[1,2,3,4,6,7,8,9]

1 Includes shares of Class A common stock underlying stock options exercisable, restricted stock units vesting, deferred stock units receivable and restricted stock with restrictions removable within 60 days of April 20, 2020. For non-employee directors, also includes DSUs and restricted stock that will be settled or have restrictions removed, as applicable, within 60 days of termination of service as a director.

2 Includes 30,010 shares held in a grantor retained annuity trust and 35,329 shares held in an irrevocable trust, for each of which Mr. Banga is the trustee. Mr. Banga has sole voting and investment power with respect to such shares.

3 Mr. Carlucci is not standing for re-election at the Annual Meeting.

4 Fractional shares have been rounded up to the nearest whole share.

5 Includes 21,476 shares held in a trust of which Mr. Reyes is the trustee. Mr. Reyes has sole voting and investment power with respect to such shares.

6 Ms. Hund-Mejean retired from the position of Chief Financial Officer on April 1, 2019.

7 Includes 58,289 shares held in a family-owned company controlled by an executive officer. Such executive officer has sole voting and investment power with respect to such shares.

8 Includes 2,000 shares held by an executive officer's dependent children.

9 Includes 106,158 shares held in a company controlled by an executive officer. Such executive officer has sole voting power and investment power with respect to such shares.

08

About the Annual Meeting and voting

This section, organized in a Q&A format, is designed to provide stockholders with answers to general questions about our Annual Meeting.

Why am I receiving these proxy materials?

You are receiving this proxy statement and additional proxy materials in connection with the Board's solicitation of proxies to be voted at the Annual Meeting or at any adjournment or postponement of it.

How is Mastercard distributing proxy materials?

Under SEC rules, we are furnishing our proxy materials online. On or about April 29, 2020, we expect to start mailing to our Class A common stockholders (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials (Notice), which explains how to access the proxy materials online and to make the materials available on www.proxyvote.com. If you receive a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice tells you how to access and review the proxy materials online. The Notice also tells you how to submit your proxy via the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, follow the instructions in the Notice explaining how to request printed materials on a one-time or ongoing basis. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet as we believe electronic delivery will allow you to receive your materials faster and also will lower costs and reduce the environmental impact of our Annual Meeting by reducing the printing and mailing of full sets of materials.

Our proxy materials include this proxy statement and the 2019 Form 10-K.

Copies of the 2019 Form 10-K and our other periodic filings also are available in the "Investor Relations" section of our website (https://investor.mastercard.com/investor-relations/default.aspx) under "Financials & SEC Filings." The information included in our website is not incorporated herein by reference.

A copy of the proxy materials, including the 2019 Form 10-K, will be furnished to you free of charge upon request to our Corporate Secretary or to our proxy solicitor at, respectively:

Mastercard Incorporated
Office of the Corporate Secretary
2000 Purchase Street
Purchase, NY 10577

Attention: Janet McGinness
corporate.secretary@mastercard.com
Telephone: 914.249.2000

or

Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Telephone:
203.658.9400

Who is entitled to vote at the Annual Meeting?

We have two classes of stock outstanding: Class A common stock and Class B common stock. Our publicly traded Class A common stock is our only class of voting stock. Our Class A stockholders are the only stockholders entitled to notice of, and to vote on, proposals at the Annual Meeting or any adjournment or postponement of the meeting. As of April 20, 2020, 993,124,731 shares of Class A common stock were outstanding.

Class A stockholders of record on the Record Date are entitled to vote their shares at the Annual Meeting or any adjournment or postponement of it. Each share of Class A common stock is entitled to one vote per share on all matters on which stockholders are entitled to vote. The Record Date is established by the Board as required by Delaware law and our by-laws.

Class B common stock is a non-voting class held only by certain of our customers and was distributed in connection with our initial public offering. Except as may be required by Delaware law, holders of Class B common stock have no voting power and may not vote on the proposals in this proxy statement. This structure ensures that our customers, who are restricted from holding shares of Class A common stock, do not have a vote at the Annual Meeting. Class B shares account for only 1.1% of our total outstanding equity as of April 20, 2020.

A list of stockholders of record as of the Record Date can be reviewed by any stockholder or their attorney or agent for purposes germane to the meeting during normal business hours 10 days prior to the Annual Meeting at the offices of Mastercard's Corporate Secretary at 2000 Purchase Street, Purchase, NY, and at the Annual Meeting.

What matters will be voted on at the Annual Meeting?

The following matters are scheduled for vote by Class A stockholders at the Annual Meeting:

1.	Election of 14 directors
2.	Advisory approval of Mastercard's executive compensation
3.	Ratification of the appointment of PwC as the independent registered public accounting firm for Mastercard for 2020
Action on any other business which may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting	

What is the quorum requirement for the Annual Meeting?

The presence in person or by proxy at the Annual Meeting of the holders of a majority of the outstanding shares of Class A common stock entitled to vote as of the Record Date on any of the proposals to be voted upon at the Annual Meeting will constitute a quorum.

What is the difference between holding shares as a registered stockholder and holding shares in street name?

If your shares of common stock are owned directly in your name with our transfer agent, EQ Shareowner Services, you are considered a registered holder of those shares.

If your shares of common stock are held by a broker, bank or other nominee, you hold those shares in street name. Your broker, bank or other nominee will vote your shares as you direct.

If I hold shares in street name, does my broker need instructions to vote my shares?

Under the rules of the NYSE, if you hold shares of common stock in street name and do not give specific voting instructions to your broker, bank or other nominee, generally your nominee will have discretion to vote your shares on routine matters but will not have discretion to vote your shares on non-routine matters. When the broker, bank or other nominee is unable to vote on a proposal because the proposal is not routine and you do not provide any voting instructions, a broker non-vote occurs, and, as a result, your shares will not be voted on these proposals.

On the following non-routine proposals, your broker, bank or other nominee will not be able to vote without instruction from you (resulting in a broker non-vote):	
• Proposal 1	Election of directors
• Proposal 2	Advisory approval of our executive compensation
On the following routine proposal, your broker, bank or other nominee may vote in its discretion without instruction from you:	
• Proposal 3	Ratification of the appointment of PwC as our independent registered public accounting firm for 2020

What are my voting choices for each matter, and how does the Board recommend I vote?

Proposal	Voting choices	Board recommendation
☑ Election of the 14 nominees named in this proxy statement to serve as directors	With respect to each director nominee: For Against Abstain	For election of all 14 director nominees
☑ Advisory approval of Mastercard's executive compensation	For Against Abstain	For
☑ Ratification of the appointment of PwC as our independent registered public accounting firm for 2020	For Against Abstain	For

What vote is needed to elect directors?

Since the election is uncontested, each nominee who receives a greater number of FOR votes than AGAINST votes will be elected to serve as a director. Abstentions by stockholders and broker non-votes are not treated as votes cast and will have no effect on the outcome of this proposal.

The election of nominees is subject to the Board's "majority voting" policy. Generally under this policy:

- New director nominees who fail to receive a majority of votes cast in an uncontested election will not be elected.
- To be renominated to serve on the Board, incumbent directors must provide an irrevocable resignation to the Board that is effective only when: (1) the director does not receive a majority of the votes cast in an uncontested election and (2) the Board accepts the proffered resignation. If an incumbent director does not receive a majority of the votes cast in an uncontested election, the Board then would evaluate and act on the proffered resignation within 90 days of the election, taking into account the recommendation of the NCG.
- Any vacancies resulting from the Board's acceptance of a contingent resignation, or from the failure of a new director nominee to receive a majority of the votes cast in an uncontested election, may be filled by the Board or the Board may reduce its size.

- Plurality voting (by which directors receiving the greatest number of votes cast are elected) applies in the case of any contested elections.

The Board has received a contingent resignation from each of the 14 director nominees included in this proxy statement.

What vote is required for the other matters to be voted upon at the Annual Meeting to be adopted?

Proposal	Voting requirements	Effect of abstentions	Effect of broker non-votes
2 Advisory approval of Mastercard's executive compensation	A majority of votes cast by Class A stockholders must be FOR the proposal	No effect on outcome	No effect on outcome
3 Ratification of the appointment of PwC as our independent registered public accounting firm for 2020	A majority of votes cast by Class A stockholders must be FOR the proposal (ratification not required by applicable laws)	No effect on outcome	Not applicable – brokers are permitted to vote on this matter without specific instruction from the beneficial owner

How do I vote my shares?

You can vote by calling the toll-free telephone number or by using the Internet as described in the instructions included on the Notice. If you receive a paper copy of the proxy materials, you may also vote your shares by completing, signing, dating and returning your proxy card or voting instruction form. Your vote will be cast in accordance with the instructions authorized by telephone or Internet or included on a properly signed and dated proxy card or voting instruction form, as applicable. We must receive your vote, either by telephone, Internet, proxy card or voting instruction form, by 11:59 p.m. (Eastern time) on June 15, 2020 for your vote to be counted. If you are a stockholder, you also can attend the Annual Meeting in person and vote or you can send a representative to the meeting with a signed proxy to vote on your behalf. Be sure to read "What do I need to do if I would like to attend the Annual Meeting?" on pg 108 if you are considering coming to the Annual Meeting.

If you do not vote by telephone or Internet, return a signed proxy card or voting instruction form, or attend the meeting in person or by representative and vote, no vote will be cast on your behalf. Each of the Notice, proxy card and voting instruction form indicates on its face the number of shares of common stock registered in your name at the close of business on the Record Date, which number corresponds to the number of votes you will be entitled to cast at the meeting on each proposal. You can find further discussion of Class A common stock voting power in "Who is entitled to vote at the Annual Meeting?" on pg 106.

You are urged to follow the instructions on your Notice, proxy card or voting instruction form to indicate how your vote is to be cast.

Under Section 212(c) of the Delaware General Corporation Law, stockholders may validly grant proxies over the Internet. Your Internet vote authorizes the proxies designated by Mastercard to vote your shares in the same manner as if you had returned a proxy card or voting instruction form. In order to vote over the Internet, follow the instructions included on your Notice.

What can I do if I change my mind after I vote my shares?

Any stockholder who authorizes its vote by telephone or by Internet or executes and returns a proxy card or voting instruction form may revoke the proxy by either:

- notifying in writing the Office of the Corporate Secretary of Mastercard Incorporated at 2000 Purchase Street, Purchase, NY 10577, Attention: Janet McGinness, by notice that is received no later than 11:59 p.m. (Eastern time) on June 15, 2020
- executing and returning a subsequent proxy that is received no later than 11:59 p.m. (Eastern time) on June 15, 2020
- subsequently authorizing the individuals designated by Mastercard to vote its interests by calling the toll-free telephone number or by using the Internet as described in the instructions included on its Notice before the close of voting at 11:59 p.m. (Eastern time) on June 15, 2020; or
- appearing in person or by representative with a signed proxy and voting at the Annual Meeting

Attending the Annual Meeting in person or by representative will not revoke a proxy. You can find more information on voting your shares in person at the Annual Meeting below under the subheading, "What do I need to do if I would like to attend the Annual Meeting?" on pg 110.

How are my shares voted by the proxies designated by the company?

Unless contrary instructions are indicated on the proxy, all shares represented by valid proxies received (and not revoked before they are voted) will be voted as specified in the above Board recommendations.

With respect to director nominations, should any nominee be unable to serve, the persons designated as proxies reserve full discretion to vote for another person or the Board may reduce its size. If you specify a different choice on the proxy, your shares will be voted as specified by you.

Who bears the cost of soliciting votes for the Annual Meeting?

We will bear the costs of the solicitation of proxies, including the cost of preparing, printing and mailing the Notice, this proxy statement and related proxy materials. In addition to the solicitation of proxies by use of the mail, proxies may be solicited from stockholders by directors, officers, employees or agents of Mastercard in person or by telephone, facsimile or other appropriate means of communication. We have engaged Morrow Sodali LLC to solicit proxies on our behalf. The anticipated cost of Morrow Sodali LLC's services is estimated to be approximately $20,000 plus reimbursement of reasonable out-of-pocket expenses. No additional compensation, except for reimbursement of reasonable out-of-pocket expenses, will be paid to our directors, officers or employees in connection with the solicitation. Any questions or requests for assistance regarding this proxy statement and related proxy materials may be directed to Mastercard's Corporate Secretary or Morrow Sodali using the contact information on pg 106.

What is "householding"?

The SEC has adopted rules that allow a company to deliver a single Notice or set of proxy materials to an address shared by two or more of its stockholders. This method of delivery, known as "householding," permits us to realize significant cost savings and reduces the amount of duplicate information stockholders receive. We are sending only one Notice to stockholders sharing a single address (or, if requested, one set of proxy materials to that address) unless we have received contrary instructions from a stockholder at that address. Any stockholders who object to, or wish to begin, householding may notify our Corporate Secretary orally or in writing at the above telephone number or address. We will deliver promptly an individual copy of the Notice and, if requested, proxy materials to any stockholder who revokes consent to householding.

Who counts the votes?

Morrow Sodali LLC will act as inspector of elections and will certify the voting results.

How do I find out the voting results?

We will announce preliminary voting results at the Annual Meeting. We will disclose the final voting results in a Current Report on a Form 8-K to be filed with the SEC on or before June 22, 2020. The Form 8-K will be available in the "Investor Relations" section of our website (https://investor.mastercard.com/investor-relations/default.aspx) under "Financials & SEC Filings" and on the SEC's website at www.sec.gov.

What do I need to do if I would like to attend the Annual Meeting?

If you attend the Annual Meeting, you will be asked to present photo identification, such as a driver's license, when you arrive. If you hold your shares in street name, typically through a brokerage account, you also will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from your broker or bank are examples of proof of ownership. If you want to vote your shares held in street name in person at the meeting, you must bring with you a written proxy in your name from the broker, bank or other nominee that holds your shares.

Our Annual Meeting will be held at our corporate headquarters at 2000 Purchase Street, Purchase, NY. For directions, you may call our Investor Relations Department at 914.249.4565.

What if I have a disability?

Mastercard provides reasonable accommodations to individuals with a disability who request assistance in order to participate in the Annual Meeting. We ask that requests for assistance be made on or before June 5, 2020 (11 days before the Annual Meeting), if possible. Please direct your requests to the Office of the Corporate Secretary as follows:

By **email** to corporate.secretary@mastercard.com

By **telephone** 914.249.2000

By **mail** to Mastercard Incorporated, Office of the Corporate Secretary, 2000 Purchase Street, Purchase, NY 10577, Attention: Janet McGinness

Other matters

Management does not know of any business to be transacted at the Annual Meeting other than as indicated herein. **Should any such matter properly come before the Annual Meeting for a vote, the persons designated as proxies will vote thereon in accordance with their best judgment**.

09

Submission of 2021 proposals and nominations

Deadlines for submitting proposals for inclusion in our proxy statement for our 2021 annual meeting of stockholders, director nominations and other proposals to be considered at the 2021 annual meeting are described in this section.

Proposals for inclusion in the proxy statement for the 2021 annual meeting

If a stockholder intends to submit a proposal for inclusion in our proxy statement for our 2021 annual meeting of stockholders in accordance with Rule 14a-8 under the Exchange Act, the proposal must be received by our Corporate Secretary no later than December 30, 2020.

Director nominations for inclusion in the proxy statement for the 2021 annual meeting (proxy access)

Our by-laws permit a stockholder, or a group of up to 20 stockholders, owning 3% or more of the company's outstanding Class A common stock for at least three years to submit director nominees for up to 20% of the Board for inclusion in our proxy statement if the stockholder(s) and the nominee(s) meet the requirements in our by-laws. Notice of director nominations submitted under these proxy access by-law provisions must be received no earlier than November 30, 2020 and no later than December 30, 2020 for inclusion in the 2021 proxy statement.

Other proposals or director nominations to be presented at the 2021 annual meeting

Our by-laws also provide for an advance notice procedure for director nominations and stockholder proposals that are not submitted for inclusion in the proxy statement but that a stockholder instead wishes to present at an annual meeting. To be timely, a notice of director nominations or other matters a stockholder wishes to present at the 2021 annual meeting must be received by our Corporate Secretary between February 16, 2021 and March 18, 2021 and must comply with the additional requirements of our by-laws.

You can find more information about proxy access and our advance notice procedure for director nominations in our by-laws posted on our website at https://investor.mastercard.com/investor-relations/corporate-governance/default.aspx.

Appendix

10

Appendix: Non-GAAP financial measures and GAAP reconciliations

Non-GAAP financial information

In this proxy statement, we disclose non-GAAP financial measures for net income and diluted earnings per share, which exclude the impact of special items, where applicable, which represent litigation judgments and settlements and certain one-time items, as well as the related tax impacts (Special Items). For 2019, our non-GAAP financial measures also exclude the impact of gains and losses on our equity investments, which includes mark-to-market fair value adjustments, impairments, and gains and losses upon disposition and the related tax impacts. Prior year periods were not restated as the impact of the change was immaterial in relation to our non-GAAP results. Our non-GAAP financial measures for the comparable periods exclude the impact of the following:

Gains and Losses on Equity Investments

- During 2019, we recorded net gains of $167 million ($124 million after tax, or $0.12 per diluted share), primarily related to unrealized fair market value adjustments on marketable and non-marketable equity securities.

Special Items

Tax act

- During 2019, we recorded a $57 million net tax benefit ($0.06 per diluted share) which included a $30 million benefit related to a reduction to the 2017 one-time deemed repatriation tax on accumulated foreign earnings (the Transition Tax) resulting from final tax regulations issued in 2019 and a $27 million benefit related to additional foreign tax credits, which can be carried back under transition rules.
- During 2018, we recorded a $75 million net tax benefit ($0.07 per diluted share), which included a $90 million benefit related to the carryback of foreign tax credits due to transition rules, offset by a net $15 million expense primarily related to an increase to our Transition Tax.

Litigation provisions

- During 2018, we recorded pre-tax charges of $1,128 million ($1,008 million after tax, or $0.96 per diluted share) related to litigation provisions, which included pre-tax charges of:
  - $654 million related to a fine issued by the European Commission
  - $237 million related to both the U.S. merchant class litigation and the filed and anticipated opt-out U.S. merchant cases
  - $237 million related to litigation settlements with U.K. and Pan-European merchants.

We excluded these items because management evaluates the underlying operations and performance of the company separately from these recurring and nonrecurring items.

We believe that the non-GAAP financial measures presented facilitate an understanding of our operating performance and provide a meaningful comparison of our results between periods. We use non-GAAP financial measures to, among other things, evaluate our ongoing operations in relation to historical results, for internal planning and forecasting purposes, and in the calculation of performance-based compensation.

In addition, we present growth rates adjusted for the impact of currency, which is a non-GAAP financial measure. Currency-neutral growth rates are calculated by remeasuring the prior period's results using the current period's exchange rates for both the translational and transactional impacts on operating results. The impact of currency translation represents the effect of translating operating results where the functional currency is different from our U.S. dollar reporting currency. The impact of the transactional currency represents the effect of converting revenue and expenses occurring in a currency other than the functional currency. We believe the presentation of currency-neutral growth rates provides relevant information to facilitate an understanding of our operating results.

Net revenue, net income and diluted earnings per share adjusted for the impact of gains and losses on our equity investments, Special Items and/or the impact of currency are non-GAAP financial measures and should not be relied upon as substitutes for measures calculated in accordance with GAAP.

GAAP reconciliations
($ in millions, except per share data)

	Year ended December 31, 2019		
	Net revenue	Net income	Diluted earnings per share
Reported–GAAP	$16,883	$8,118	$7.94
(Gains) losses on equity investments	**	(124)	(0.12)
Tax act	**	(57)	(0.06)
Non-GAAP	$16,883	$7,937	$7.77

	Year ended December 31, 2018		
	Net revenue	Net income	Diluted earnings per share
Reported – GAAP	$14,950	$5,859	$5.60
Litigation provisions	**	1,008	0.96
Tax act	**	(75)	(0.07)
Non-GAAP	$14,950	$6,792	$6.49

	Year ended December 31, 2019 as compared to the year ended December 31, 2018		
	Increase/(Decrease)		
	Net revenue	Net income	Diluted earnings per share
Reported –GAAP	13%	39%	42%
(Gains) losses on equity investments[1]	**	(2)%	(2)%
Tax act	**	1%	1%
Litigation provisions	**	(20)%	(21)%
Non-GAAP	13%	17%	20%
Currency impact[2]	3%	3%	3%
Non-GAAP – currency-neutral	16%	20%	23%

Note: Figures may not sum due to rounding.
** Not applicable
1 For 2019, we updated our non-GAAP methodology to exclude the impact of gains and losses on our equity investments. Prior year periods were not restated as the impact of the change was immaterial in relation to our non-GAAP results.
2 Represents the currency translational and transactional impact.

We've received recognition for our culture of decency, including these awards:

Best Workplaces™ for Diversity

2019 Best Workplaces™ for Diversity

Bloomberg Gender Equality Index

2020, 2019, 2018 and 2017

Corporate Equality Index

2020 Best Places to Work for LGBTQ Equality

Disability Equality Index

2019 and 2018 Best Place to Work for Disability Inclusion

DiversityInc's Top 50 List

2019, 2018, 2017 and 2016

World's Most Ethical Companies

2020, 2019, 2018, 2017 and 2016 World's Most Ethical Companies

Purpose Statement

Connecting Everyone to Priceless Possibilities

We see a connected world.
Where humanity unites,
prosperity is possible
and opportunity is open to us all.

Our responsibility
is to let basic human decency serve as our guide,
Innovate with purpose
And unlock potential for people everywhere

We grow trust in every touchpoint,
use data for good,
and build networks that empower society.

We nurture the entrepreneurial spirit
and show the world that borders aren't boundaries for partnership,
because of the exponential power of people coming together.

We see beyond what technology can build,
to what passion can do,
transforming economic growth into inclusive, sustainable growth,
rewriting the future as we go.

Our connection with each other
fuels us to connect the world.
And when we believe and build together,
it creates Priceless possibilities for everyone.